SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Irsa Inversiones y Representaciones

Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the nine-month period beginning on July 1, 2010 and 2009 and ended on March 31, 2011 and 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the nine-month periods

Beginning on July 1, 2010 and 2009

and ended March 31, 2011 and 2010

Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements as of March 31, 2011

Presented in comparative form with the previous fiscal year

Stated in thousands of Pesos

Fiscal year No. 68 beginning July 1st, 2010

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 12, 2008

Registration number with the Superintendence of Corporations:	213,036

Duration of the Company:	Until April 5, 2043

Controlling Company:	Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria (Cresud S.A.C.I.F. y A.)

Corporate Domicile:	Moreno 877, 23th floor, Autonomous City of Buenos Aires

Principal Activity:	Agricultural, livestock and real estate investment

Shareholding:	57.49%

Information related to subsidiaries is shown in Note 1.a.

CAPITAL COMPOSITION (Note 14 a. to the Basic Financial Statements)

		In thousands of pesos
Type of share	Authorized for Public Offer of Shares (*)	Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of March 31, 2011 and June 30, 2010

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2011	June 30, 2010		March 31, 2011	June 30, 2010
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 4)	183,103	71,175	Trade accounts payable (Note 11)	180,135	315,614
Investments (Note 5)	273,361	259,168	Customer advances (Note 12)	233,848	210,102
Accounts receivable, net (Note 6)	223,412	359,529	Short-term debt (Note 13)	679,856	609,190
Other receivables (Note 7)	175,733	240,891	Salaries and social security payable (Note 14)	23,081	37,375
Inventories (Note 8)	292,227	259,569	Taxes payable (Note 15)	87,978	101,111

Total Current Assets	1,147,836	1,190,332	Other liabilities (Note 16)	69,460	65,338

			Total debts	1,274,358	1,338,730

			Provisions (Note 17)	1,808	2,890

			Total Current Liabilities	1,276,166	1,341,620

			NON-CURRENT LIABILITIES
			Trade accounts payable (Note 11)	58	23,368
NON-CURRENT ASSETS			Customer advances (Note 12)	90,651	90,370
Accounts receivable, net (Note 6)	13,282	42,123	Long-term debt (Note 13)	1,801,681	1,031,528
Other receivables (Note 7)	151,848	187,182	Taxes payable (Note 15)	97,585	110,441
Inventories (Note 8)	72,893	55,088	Other liabilities (Note 16)	12,920	62,021

Investments (Note 5)	1,919,828	1,480,805	Total debts	2,002,895	1,317,728

Fixed assets, net (Note 9)	2,702,928	2,692,637	Provisions (Note 17)	10,342	7,940

Intangible assets, net	43,250	54,397	Total Non-Current Liabilities	2,013,237	1,325,668

Subtotal Non-Current Assets	4,904,029	4,512,232	Total Liabilities	3,289,403	2,667,288

Negative goodwill, net (Note 10)	71,812	(69,123)	Minority interest	315,921	563,107

Total Non-Current Assets	4,975,841	4,443,109	SHAREHOLDERS’ EQUITY	2,518,353	2,403,046

Total Assets	6,123,677	5,633,441	Total Liabilities and Shareholders’ Equity	6,123,677	5,633,441

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Fernando A. Elsztain Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

In thousands of pesos, except “earnings per share” (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2011	March 31, 2010
Revenues	1,013,384	952,052
Costs	(401,001)	(336,992)

Gross profit	612,383	615,060

Selling expenses	(84,977)	(133,820)
Administrative expenses	(150,459)	(141,633)

Subtotal	(235,436)	(275,453)

Gain from recognition of inventories at net realizable value	39,629	18,704
Net gain from retain interest in securitized receivables	4,707	34,824

Operating income (Note 3)	421,283	393,135

Amortization of negative goodwill, net	856	1,239
Financial results generated by assets:
Interest income	16,865	17,148
Foreign exchange gain	16,991	4,329
Other holding gain	8,172	51,101

Subtotal	42,028	72,578

Financial results generated by liabilities:
Interest expense	(164,972)	(113,916)
Foreign exchange loss	(58,455)	(22,703)
Other financial expenses	(3,820)	(4,978)

Subtotal	(227,247)	(141,597)

Financial results, net (Note 18 a.)	(185,219)	(69,019)

Gain on equity investees	123,156	146,103
Other expenses, net (Note 18 b.)	(8,583)	(10,966)

Income before taxes and minority interest	351,493	460,492

Income tax and Minimum Presumed Income Tax (MPIT)	(72,990)	(111,915)
Minority interest	(55,342)	(48,844)

Net income for the period	223,161	299,733

Earnings per share (Note 13 to the Unaudited Basic Financial Statements)
Basic net income per share	0.386	0.518
Diluted net income per share	0.386	0.518

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Fernando A. Elsztain Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2011	March 31, 2010
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the fiscal year	151,354	185,942
Cash and cash equivalents as of the end of the period	404,536	105,577

Net increase (decrease) in cash and cash equivalents	253,182	(80,365)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
• Net income for the period	223,161	299,733
• Income tax and MPIT	72,990	111,915

Adjustments to reconcile net income to cash flows from operating activities:
• Gain on equity investees	(123,156)	(146,103)
• Amortization of negative goodwill, net	(856)	(1,239)
• Minority Interest	55,342	48,844
• Gain from recognition of inventories at net realizable value	(39,629)	(18,704)
• Allowances and provisions	42,674	58,122
• Depreciation and amortization	118,266	120,574
• Financial Results, net	38,131	(81,578)
• Loss on fixed assets retired	(255)	19,019
• Gain from Inventory barter transaction	(19,332)	—
• Accrued interest	146,540	113,942
- Changes in certain assets and liabilities net of non-cash transactions and effects of acquisitions:
• Increase in accounts receivable, net	(86,232)	(79,059)
• Increase in other receivables	(36,613)	(3,653)
• Decrease (Increase) in inventories	71,725	(11,840)
• Increase in Intangible assets, net	(2,524)	(2,635)
• Decrease in trade accounts payable	(3,721)	(11,870)
• Decrease in taxes payable and salaries and social security payable	(92,092)	(134,808)
• Increase in customer advances	21,851	33,614
•(Decrease) Increase in other liabilities	(53,640)	2,544

Net cash provided by operating activities	332,630	316,818

CASH FLOWS FROM INVESTING ACTIVITIES
• Share-holding increase in equity investees	(790,934)	(282,872)
• Decrease in other investments	68,127	112,311
• Increase generated by companies sale, net	68,616	—
• Advance for sale of shares	—	20,422
• Advance payments for the acquisition of shares	(1,473)	(23,028)
• Acquisitions of undeveloped parcels of land	(159)	(29,937)
• Acquisitions and improvements of fixed assets	(56,468)	(66,040)
• Increase in intangible assets	—	(4,618)
• Outflow for the acquisition of shares, net	(22,666)	(8,622)
• Collection of dividends	8,454	1,779
• Collection of equity investees credits	59,804	6,598
• Increase in goodwill	—	(470)
• Charge in granted loans, net	41	309
• Loans granted to related parties	(16,348)	(30,585)

Net cash used in investing activities	(683,006)	(304,753)

CASH FLOWS FROM FINANCING ACTIVITIES
• Increase in short-term and long term debt	80,190	84,600
• Payment of short-term debt and long-term debt, and mortgages payables	(40,135)	(206,513)
• Increase in bank overdrafts, net	108,808	166,289
• Increase in loans to Related Parties, net	—	1,235
• Repurchase of debt	(45,114)	—
• Proceeds /Expenses from issuance / Repurchase of Negotiable Obligations, net of expenses	149,995	(12,000)
• Proceeds from issuance of short-term negotiable values	—	22,720
• Capital contribution from minority shareholders	812	25,807
• Payments of dividends to minority shareholders	(132,045)	(53,414)
• Cancellation of financed purchases	(10,399)	(78,788)
• Proceeds from issuance of Negotiable Obligations, net of expenses	607,449	79,782
• Interest paid	(116,003)	(122,148)

Net cash provided by (used in) financing activities	603,558	(92,430)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	253,182	(80,365)

(1)	Includes cash, bank and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Fernando A. Elsztain Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2011	March 31, 2010
Supplemental cash flow information
- Income tax paid	26,568	53,317

Non-cash activities
• Increase in inventories through a decrease on fixed assets, net	—	39,144
• Issuance of Trust Certificates	—	13,070
• Increase in non-current investments through a decrease in other liabilities	16,004	12,300
• Increase in non-current investments through a decrease in other receivables	36,229	6,359
• Increase in fixed assets, net through an increase in trade accounts payable	—	5,623
• Increase in minority interest, through a decrease in other liabilities	20,557	14,512
• Cumulative translation adjustment of investments	12,146	940
• Transfer of undeveloped parcels of land to inventories	3,030	—
• Decrease in inventories through a decrease in customer advances	1,920	3,110
• Increase in fixed assets, net through an increase in trade accounts payable	432	—
• Decrease in other investments through an increase in inventories	64,150	—
• Increase in inventories through a decrease in non-current investments	14,541	—

Composition of cash and cash equivalents at the period end
Cash and Banks	183,103	72,818
Current investments	273,361	232,132

Subtotal cash and banks and current investments	456,464	304,950

Less: (items not considered cash and cash equivalents)
• Retained interest in securitized receivables of Tarshop S.A.(CPs)	—	143,414
• Mutual funds	49,487	56,619
• Trust Debt Titles (TDFs)	—	4,820
• Stock shares	1,944	2,552
• Mortgage bonds issued by Banco Hipotecario S.A.	479	898
• Interest to collect – Cresud S.A.C.I.F. y A. non-convertible notes	44	—
• Other investments	17	54
• Allowance for impairment of CPs	—	(8,984)

Cash and cash equivalents	404,536	105,577

Fernando A. Elsztain Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2011	March 31, 2010
Acquisition of subsidiaries
- Accounts receivable, net	—	11
- Other receivables	(35,174)	1,022
- Investments	47,189	395
- Fixed assets, net	—	289
- Intangible assets, net	—	11,278
- Trade accounts payable	(6,755)	2,718
- Salaries and social security payable	—	(87)
- Taxes payable	(17)	(27)
- Other liabilities	(9,630)	(5,294)

Net value of assets acquired not considered cash and cash equivalents	(4,387)	4,869

- Cash Collected	—	13

Net value of assets acquired	(4,387)	4,882

- Minority interest	30,369	(897)
- Goodwill	(3,316)	21,478

Value of acquisition of companies	22,666	25,463

- Cash Collected	—	(13)
- Seller financings	—	(14,574)
- Advances	—	(2,254)

Payment of cash from acquisition of subsidiaries	22,666	8,622

Sale of subsidiaries
- Accounts receivable	254,345	—
- Other receivables	28,606	—
- Investments	138,930	—
- Fixed assets, net	(92,022)	—
- Intangible assets, net	—	—
- Short and long-term debt	(91,173)	—
- Trade accounts payable	(174,102)	—
- Salaries and social security payable	(10,703)	—
- Taxes payable	(10,084)	—
- Provisions	214	—
- Other liabilities	(62)	—

Net value of deconsolidated assets not considered cash and cash equivalents	43,949	—

- De-Consolidated funds	(1,139)	—

Net value of deconsolidated assets	42,810	—

- Goodwill	7,827	—

Value of sale of companies	50,637	—

- Devaluation and sale of the investment	(15,326)	—
- Remaining investment	(28,968)	—
- Deconsolidated funds	1,139	—
- Seller financings	53,896	—
- Advances	7,238	—

Collection of cash from sale of subsidiaries	68,616	—

Fernando A. Elsztain Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Unaudited Consolidated Financial Statements

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

Financial Statements have been prepared in constant currency.

The Company has consolidated its unaudited balance sheets at March 31, 2011 and its audited balance sheets as of June 30, 2010; the unaudited statements of income and cash flows for the nine-month periods ended March 31, 2011 and 2010 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.C.E.”) and approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and by the National Securities Commission. All significant intercompany balances and transactions have been eliminated in consolidation. The unaudited Consolidated Financial Statements include the assets, liabilities and results of operations of the following controlled subsidiaries:

	March 31, 2011	June 30, 2010	March 31, 2011	June 30, 2010
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES

Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A.	100.00	100.00	100.00	100.00
E-Commerce Latina S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A. (1)	100.00	90.00	100.00	90.00
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”) (2)	94.89	63.35	94.89	63.35
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00
Tyrus S.A.	100.00	100.00	100.00	100.00
Nuevas Fronteras S.A.	76.34	76.34	76.34	76.34
Torodur S.A. (3)	98.00	98.00	98.00	98.00
Unicity S.A. (1)	100.00	—	100.00	—

(1)	See Note 16.9. to the unaudited Basic Financial Statement.
(2)	See Note 16.4. and 18.2. to the unaudited Basic Financial Statement.
(3)	See Note 16.6. to the unaudited Basic Financial Statement.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

a.	(continued)

In addition, the assets, liabilities and results of operations of the Company jointly-controlled subsidiaries (of which the Company holds a direct interest) that follow have been included in the unaudited Consolidated Financial Statements, applying the proportionate consolidation method.

	March 31, 2011	June 30, 2010	March 31, 2011	June 30, 2010
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES

Cyrsa S.A. (“CYRSA”) (1)	50.00	50.00	50.00	50.00
Canteras Natal Crespo S.A. (2)	50.00	50.00	50.00	50.00
Quality Invest S.A. (“Quality”) (3)	50.00	100.00	50.00	100.00

(1)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (see Note 22 A.1.)
(2)	The Company holds joint control of this company with Euromayor S.A.
(3)	The Company has joint control of this company with EFESUL S.A. (See Note 16.11. to the Unaudited Basic Financial Statements).

They also include assets, liabilities and net income of the companies controlled indirectly through subsidiaries.

b.	Comparative Information

Balances items as of June 30, 2010 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances for the nine – month period ended March 31, 2011 of income and cash flows statements are shown for comparative purposes with the same period of the previous fiscal year.

The financial statements as of June 30, 2010 and March 31, 2010 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of March 31, 2011.

c.	Additional information about Tarshop S.A.’s sale

On September 13, 2010, APSA sold 80% of Tarshop S.A.. Consequently, the Unaudited Consolidated Financial Statements as of March 31, 2011 are not comparable with those issued as of June 30, 2010 or March 31, 2010. The Unaudited Consolidated Balance Sheet as of March 31, 2011, does not include Tarshop S.A.’s assets and liabilities, while the Unaudited Statement of Income and the Unaudited Statement of Cash Flows as of March 31, 2011 include income and cash flows, respectively, for the two-month period in which APSA still controlled it.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

c.	(continued)

The following table shows a summary of the effect that would have had Tarshop S.A.’s de-consolidation on the audited Balance Sheet as of June 30, 2010 and the Unaudited Statement of Income and Unaudited Statement of Cash Flows as of March 31, 2010.

Balance Sheet	Financial Statements issued as of June 30, 2010	Tarshop S.A. as of June 30, 2010	Financial statements assuming the sale as of June 30, 2010
Current Assets	1,190,332	(269,148)	921,184
Non-current Assets	4,443,109	28,881	4,471,990

Total Assets	5,633,441	(240,267)	5,393,174

Current Liabilities	(1,341,620)	242,969	(1,098,651)
Non-current liabilities	(1,325,668)	(2,702)	(1,328,370)

Total Liabilities	(2,667,288)	240,267	(2,427,021)

Minority interest	(563,107)	—	(563,107)

Shareholders equity	(2,403,046)	—	(2,403,046)

Statements of income	Financial Statements as of March 31, 2010	Tarshop S.A. as of March 31, 2010	Financial Statements assuming the sale March 31, 2010
Revenues	952,052	(181,887)	770,165
Costs	(336,992)	75,097	(261,895)

Gross profit	615,060	(106,790)	508,270

Operating income (Note 3)	393,135	(31,344)	361,791

Gain on equity investees	146,103	19,711	165,814

Net Income for the period	299,733	—	299,733

Statements of Cash Flow	Financial Statements issued as of March 31, 2010	Tarshop S.A. as of March 31, 2010	Financial Statements assuming the sale as of March 31, 2010
Cash Flow:
- Provided by operating activities	316,818	77,638	394,456

- Used in investing activities	(304,753)	(23,419)	(328,172)

- Used in financing activities	(92,430)	(53,799)	(146,229)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 1 a., have been prepared on a consistent basis with those applied by the Company. The Note 1 to the Unaudited Basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

In addition to the description in the Unaudited Basic Financial Statements:

a.	Revenue recognition

•	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

a.	(Continued)

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A., company in which Alto Palermo S.A. has shares of 99.999%, acts as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of the APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission rights and commissions for rental of advertising spaces. Revenues are recognized at the time that the transaction is successfully concluded.

•	Consumer Financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period irrespective of whether collection has or has not been made.

•	Hotel operations

The Company recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

b.	Investments

•	Current Investments

As of June 30, 2010 current investments included retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A. and Metroshop S.A. with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the allowances for impairment,

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

b.	(continued)

if applicable. In addition, it included public bonds, mutual funds and mortgage bonds carried at market value at the end of the period/year.

•	Equity investees and other non-current investments

As of June 30, 2010 included retained interests in securitized receivables of Tarshop S.A., which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

In addition, the interests held in entities over which the Company does not exert control, joint control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

Given the sale of 80% of Tarshop S.A.’s shares described in Note 22 B.3.ii), as of the date of issuance of these financial statements, APSA maintains a 20% investment in Tarshop S.A. which has been recognized by application of the equity method on account of the economic group being able to exercise significant influence on its decisions and of the economic group’s intention to maintain it as a long-term investment.

The equity investments in TGLT S.A. and Hersha Hospitality Trust were valued at their acquisition cost.

The equity interest in Rigby 183 LLC, New Lipstick LLC and the acquisition of the additional equity interest in APSA as mentioned in Notes 22.A.6 and 22.A.3 to the unaudited consolidated financial statements and Note 16.4. to the unaudited basic financial statements, respectively, are currently undergoing the analysis of the fair value of the identifiable assets and liabilities that have been acquired in accordance to the Technical Resolution No. 21, paragraph 1.3.1.

c.	Intangible assets, net

Intangible assets are carried at restated cost less accumulated amortization and corresponding allowances for impairment in value, if applicable. Included in the Intangible Assets caption are the following:

•	Concession

Intangible assets include Arcos del Gourmet S.A.’s concession right, which will be amortized over the life of the concession agreement (see Note 22 B.1.), after the opening of the shopping center.

•	Trademarks

Trademarks include the expenses and fees related to their registration.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

c.	(continued)

•	Pre-operating and organization expenses

These expenses are amortized by the straight-line method in 3 years, starting upon the opening of the shopping center.

The net carrying value of these assets does not exceed their estimated recoverable value at the period/year end.

•	Non-compete agreement

These expenses are amortized by the straight-line method in 28 months, beginning from December 1st, 2009.

In the framework of the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA has signed a non-compete agreement in favor of BHSA and has thus written off this intangible (See Note 22 B.3.ii)).

d.	Negative goodwill, net

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weighted average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from the acquisition of net assets and shares in companies has been shown in the “Negative goodwill, net” caption. Amortizations were classified in the “Amortization of the Negative Goodwill, net” caption of the statement of income. Goodwill related to the acquisition of interest in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at period/year end.

e.	Liabilities in kind related to barter transactions

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the value of the assets received or the cost of construction of the units to deliver plus necessary additional costs to transfer the assets to the creditor, the largest, reducing its value in proportion to the units deeded. Liabilities in kind have been shown in the “Trade account payables”.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	NET INCOME BY BUSINESS SEGMENT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of properties, Office and other Non-Shopping center Rental Properties, Shopping centers, Hotel Operations, Consumer financing, and Financial operations and others.

A general description of each segment follows:

•	Development and Sale of properties

This segment includes the operating results of the Company´s construction and/or sale of property business.

•	Office and other Non-Shopping center Rental Properties

This segment includes the operating results of lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of shopping centers.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Consumer financing

This segment includes the origination of loans and credit card receivables and related securitization programs carried through Tarshop S.A. (see Note 1 c.) and Metroshop S.A. (see Note 22 B.3.ii).

•	Financial operations and others

This segment primarily includes results related to securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company related to the banking industry.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the Unaudited Basic Financial Statements and in Note 2 to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

The following information provides the operating results from each business segment:

As of March 31, 2011

	Development and Sale of Properties	Office and Other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing (1)	Financial Operations and Others	Total
Revenues	188,738	122,632	482,217	154,015	65,782	—	1,013,384
Costs	(145,770)	(22,071)	(119,134)	(91,571)	(22,455)	—	(401,001)
Gross profit	42,968	100,561	363,083	62,444	43,327	—	612,383
Selling expenses	(8,231)	(7,090)	(29,011)	(15,859)	(24,786)	—	(84,977)
Administrative expenses	(31,296)	(33,324)	(48,705)	(30,846)	(6,288)	—	(150,459)
Subtotal	(39,527)	(40,414)	(77,716)	(46,705)	(31,074)	—	(235,436)
Gain from recognition of inventories at net realizable value	39,629	—	—	—	—	—	39,629
Net gain from retained interest in securitized receivables	—	—	—	—	4,707	—	4,707

Operating income	43,070	60,147	285,367	15,739	16,960	—	421,283

Depreciation and amortization (b)	154	17,759	88,663	10,790	900	—	118,266
Acquisition of fixed assets, net and intangible assets, net	14	14,820	32,125	6,549	2,960	—	56,468
Non-current investments in equity investees	75,897	211,400	—	283,586	51,148	912,078	1,534,109

Operating assets	676,526	1,260,838	1,772,075	208,642	34,928	365,783	4,318,792
Non-operating assets	21,749	24,842	347,588	36,625	11,838	1,362,243	1,804,885
Total assets	698,275	1,285,680	2,119,663	245,267	46,766	1,728,026	6,123,677

Operating liabilities	33,723	161,771	351,413	37,732	31,112	—	615,751
Non-operating liabilities	447,246	360,281	1,447,950	205,225	—	212,950	2,673,652
Total liabilities	480,969	522,052	1,799,363	242,957	31,112	212,950	3,289,403

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(1)	See Note 1.c.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

The following information provides the operating results from each business segment:

As of March 31, 2010

	Development and Sale of Properties	Office and Other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing (1)	Financial Operations and Others	Total
Revenues	155,132	116,874	374,972	123,100	181,974	—	952,052
Costs	(50,182)	(23,423)	(112,818)	(75,835)	(74,734)	—	(336,992)
Gross profit	104,950	93,451	262,154	47,265	107,240	—	615,060
Selling expenses	(1,774)	(338)	(26,186)	(11,832)	(93,690)	—	(133,820)
Administrative expenses	(27,114)	(34,402)	(37,114)	(26,933)	(16,070)	—	(141,633)
Subtotal	(28,888)	(34,740)	(63,300)	(38,765)	(109,760)	—	(275,453)
Gain from recognition of inventories at net realizable value	18,704	—	—	—	—	—	18,704
Net gain from retained interest in securitized receivables	—	—	—	—	34,824	—	34,824

Operating income	94,766	58,711	198,854	8,500	32,304	—	393,135

Depreciation and amortization (b)	295	18,159	84,532	12,553	5,035	—	120,574
Acquisition of fixed assets, net and intangible assets, net	7	480	67,593	3,517	1,696	—	73,293
Non-current investments in equity investees (c)	27,238	—	—	204,553	—	815,068	1,046,859

Operating assets (c)	582,204	991,750	1,780,777	210,675	277,486	204,553	4,047,445
Non-operating assets (c)	75,444	97,002	153,540	37,576	49,785	1,172,649	1,585,996
Total assets (c)	657,648	1,088,752	1,934,317	248,251	327,271	1,377,202	5,633,441

Operating liabilities(c)	36,863	173,187	355,185	38,451	174,254	—	777,940
Non-operating liabilities (c)	331,373	301,564	802,927	178,211	122,714	152,559	1,889,348
Total liabilities (c)	368,236	474,751	1,158,112	216,662	296,968	152,559	2,667,288

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information as of June 30, 2010.
(1)	See Note 1.c.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	CASH AND BANKS

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010
Cash on hand	2,000	4,883
Bank accounts	178,899	60,500
Checks to be deposited	2,204	5,792

	183,103	71,175

NOTE 5:	INVESTMENTS

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010

Current
Mutual funds	270,877	134,167
Stock shares	1,944	4,075
Retained interest in securitized receivables	—	124,671
Mortgage bonds issued by BHSA	479	784
Other investments	17	48
Trust debt titles (TDFs)	—	2,846
Interest receivable – Non-convertible Notes Cresud S.A.C.I.F. y A. (Note 24 B.4.)	44	—
Allowance for impairment of CPs	—	(7,423)

Total Current	273,361	259,168

Non-current
Banco Hipotecario S.A. (1)	905,778	809,072
Hersha Hospitality Trust (Note 22 A.2.)	283,586	204,553
Tarshop S.A. (Note 22 B. 3.ii))	51,149	—
Rigby 183 LLC (Note 22 A.6.)	94,545	—
New Lipstick LLC (Note 22 A.3.)	116,758	—
TGLT S.A. (Note 22 B.12.)	48,464	—
Manibil S.A. (Note 19.2. to the Unaudited Basic Financial Statements)	27,433	27,238
Non-convertible Notes Cresud S.A.C.I.F. y A. (Note 24 B.4.)	10,134	—
Advance payments for the acquisition of shares (Note 16.4. and 16.12. to the Unaudited Basic Financial Statements and Note 22 B.1.)	1,862	23,735
Retained interest in securitized receivables	—	18,458
Banco de Crédito & Securitización S.A. (Note 16.12. to the Unaudited Basic Financial Statements)	6,300	5,996
Other investments	226	144
Allowance for impairment of CPs	—	(1,165)

Subtotal	1,546,235	1,088,031

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	(Continued)

	March 31, 2011	June 30, 2010
Undeveloped parcels of land:
Santa María del Plata	158,704	140,584
Puerto Retiro (2)	54,272	54,600
Beruti plot of land (Note 22 B.6.)	—	52,934
Caballito plot of land	36,785	36,745
Patio Olmos (Note 22 B.4.)	32,949	32,949
Zetol plot of land (Note 22 A.5.)	31,089	14,348
Air space Coto (Note 22 B.7.)	13,188	13,188
Torres Rosario plot of land	—	11,166
Vista al Muelle plot of land (Note 22 A.5.)	21,654	8,292
Canteras Natal Crespo	5,719	5,705
Pilar	3,408	3,408
Torres Jardín IV	—	3,030
Other undeveloped parcels of land	15,825	15,825

Subtotal	373,593	392,774

Total non-current	1,919,828	1,480,805

(1)	As of March 31, 2011 and June 30, 2010, includes Ps. 21,642 and Ps. 25,884, respectively, as goodwill and negative goodwill and higher and lesser values. As of March 31, 2011 and June 30, 2010 represents 446,515,208 and 420,455,953 shares which a quoted value at closing equivalent was Ps. 2.62 and Ps.1.44 per share, respectively.
(2)	See Note 21.A. (i).

NOTE 6:	ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	March 31, 2011		June 30, 2010
	Current	Non-Current	Current	Non-Current
Leases and services and from the sale of properties receivables	78,755	13,129	76,578	17,150
Checks to be deposited	77,848	—	60,695	—
Consumer financing receivables	74,966	—	245,538	25,824
Hotel receivables	15,179	—	11,186	—
Related parties (Note 19)	6,847	—	8,033	—
Receivables with collection agents	5,032	—	4,532	—
Pass-through expenses receivables	30,589	—	19,917	—
Debtors under legal procedures	47,238	—	42,117	—
Notes receivables	5,759	153	4,207	399
Credits cards receivables	279	—	877	—
Less:
Allowance for leases, services and from sale of properties receivables	(59,376)	—	(51,099)	—
Allowance for consumer financing receivables	(59,161)	—	(62,335)	(1,250)
Allowance for hotel receivables	(543)	—	(717)	—

	223,412	13,282	359,529	42,123

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	March 31, 2011		June 30, 2010
	Current	Non-Current	Current	Non-Current
Related parties (Note 19)	62,515	405	45,404	15,010
Metropolitan 885 Third Ave. LLC, put option (Note 22 A.3.)	—	—	48,461	—
Prepaid expenses and services	44,862	1,321	36,969	2,609
Receivable from the sale of shares (1)	—	—	35,772	—
Value Added Tax (“VAT”)	42,892	53,278	30,929	64,386
Gross revenue tax	5,601	1,014	8,151	935
Guarantee deposits re. securitization programs (Note 21 B.(ii))	—	—	5,427	—
Consumer financing receivables	—	—	4,880	—
MPIT	2,752	71,881	1,056	62,791
Income tax, net	120	—	2,680	—
Loans granted	942	23	859	195
Deferred Income Tax	—	34,191	—	55,876
Mortgage receivable	—	2,208	—	2,208
Tax on bank credit and debit	—	43	—	—
Others (2)	16,049	1,812	20,303	1,197
Less:
Allowance for doubtful mortgage receivable	—	(2,208)	—	(2,208)
Present value – other receivables	—	(12,120)	—	(15,817)

	175,733	151,848	240,891	187,182

(1)	See Note 16.9. to the Unaudited Basic Financial Statements.
(2)	Include restricted cash (see Note 21 B. (iii))

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	March 31, 2011		June 30, 2010
	Current	Non-Current	Current	Non-Current
Horizons (Note 22 A.1)	242,175	—	208,644	—
Caballito Nuevo (1)	8,337	2,307	25,808	6,654
Rosario Plot of land (2)	28,277	—	8,728	—
Units to be received Beruti	—	23,309	—	—
Caballito Plot of land (3)	—	24,494	—	—
Credit from barter transaction of Caballito (Cyrsa) (Note 19)(3)	—	—	—	18,970
El Encuentro (4)	3,957	4,387	4,938	5,318
Torres Rosario (Note 22 B.5.)	1,126	9,897	3,379	7,644
Plots of land receivable Pereiraola (5)	—	8,200	—	8,200
Inventories (hotel operations)	3,516	—	3,141	—
Abril	1,064	245	1,763	—
Caballito Plot of land	—	—	—	6,794
Other inventories	3,775	54	3,168	1,508

	292,227	72,893	259,569	55,088

(1)	See Note 5 (2) to the Unaudited Basic Financial Statements.
(2)	See Note 22 B.10 ii)
(3)	See Note 5 (1) to the Unaudited Basic Financial Statements.
(4)	See Note 5 (3) to the Unaudited Basic Financial Statements.
(5)	See Note 16.5. to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	FIXED ASSETS, NET

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010
Hotels
Llao-Llao	76,373	79,176
Intercontinental	52,552	54,599
Libertador	41,390	40,673
Bariloche plots of land	21,900	21,900

Subtotal Hotels	192,215	196,348

Office buildings
Edificio República	216,251	219,777
Torre BankBoston	153,173	155,196
Bouchard 551	148,824	150,570
Intercontinental Plaza	79,398	82,408
Dot Baires Office Building (1)	68,571	66,247
Bouchard 710	64,530	65,261
Dique IV	62,781	64,620
Maipú 1300	37,250	38,287
Costeros Dique IV	18,670	19,111
Libertador 498	12,145	14,657
Suipacha 652	10,597	10,936
Avda. de Mayo 595	4,313	4,489
Dock del Plata	850	864
Madero 1020	202	218
Rivadavia 2768	198	217
Sarmiento 517	192	197

Subtotal Office buildings	877,945	893,055

Other fixed assets
Catalinas Norte plot of land	100,863	100,804
Santa María del Plata	12,507	12,496
Constitución 1159	5,427	5,427
Museo Renault	4,715	4,785
Thames	3,894	3,897
Casona Abril	2,576	2,728
Constitución 1111	865	897
Alto Palermo Park	546	546
Others	4,193	4,605

Subtotal Other fixed assets	135,586	136,185

Shopping Centers
Dot Baires	512,755	517,108
Abasto	158,077	163,556
Alto Palermo	119,621	134,984
Patio Bullrich	83,788	89,638
Soleil Factory	91,112	—
Mendoza Plaza	77,571	80,552
Alto Rosario	75,695	77,401
Alto Avellaneda	63,275	73,454
Paseo Alcorta	67,051	70,663
Córdoba Shopping – Villa Cabrera (Note 24 B.1.)	65,966	68,958
Alto NOA	20,043	21,570
Financial advance for fixed assets purchase (Notes 22 A.7. and B.2.)	23,667	31,783
Neuquén Project (Note 24 B.2.)	14,393	12,389
Buenos Aires Design	8,032	8,811
Other fixed assets	88,932	97,771
Other properties	17,940	18,411
Units to be received Beruti	9,264	—

Subtotal Shopping Center	1,497,182	1,467,049

Total	2,702,928	2,692,637

(1)	As of June 30, 2010 Dot Baires Office Building was under construction

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:	NEGATIVE GOODWILL, NET

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010
Goodwill:
Alto Palermo S.A. (Note 16.4 to the Unaudited Basic Financial Statements)	167,539	19,245
Torre BankBoston	5,533	5,690
Museo Renault	2,992	3,113
Conil S.A.	506	506
Fibesa S.A.	—	342

Subtotal goodwill	176,570	28,896

Negative goodwill:
Alto Palermo S.A.	(41,077)	(43,330)
Palermo Invest S.A.	(38,758)	(40,316)
Empalme S.A.I.C.F.A. y G.	(7,974)	(8,450)
Mendoza Plaza Shopping S.A.	(5,416)	(5,661)
Unicity S.A.	(3,601)	—
Emprendimiento Recoleta S.A.	(205)	(262)
Soleil Factory	(7,727)	—

Subtotal negative goodwill	(104,758)	(98,019)

Total negative goodwill, net	71,812	(69,123)

NOTE 11:	TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	March 31, 2011		June 30, 2010
	Current	Non-Current	Current	Non-Current
Suppliers	71,322	58	169,473	11,210
Accruals	55,360	—	71,856	—
Liabilities in kind “Horizons” (See Note 22 A.1.)	47,559	—	46,451	—
Related parties (Note 19)	3,605	—	25,651	12,158
Others	2,289	—	2,183	—

	180,135	58	315,614	23,368

NOTE 12:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	March 31, 2011		June 30, 2010
	Current	Non-Current	Current	Non-Current
Customers advances	143,006	—	135,030	—
Admission rights	57,666	63,808	51,194	59,469
Lease advances (1)	33,176	26,843	23,878	30,901

	233,848	90,651	210,102	90,370

(1)	(a) Includes balances due to NAI INTERNATIONAL II, INC, under the agreement of financing and occupancy signed by Empalme S.A.I.C.F.A. y G. (see Note 24 B.1.).

(b) As of March 31, 2011 and June 30, 2010 includes advances of Ps. 7,642 and Ps. 9,501, respectively, from Wall - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA’s Subsidiary), for a 30 years’ term.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	SHORT-TERM AND LONG–TERM DEBT

The breakdown for this item is as follows:

	March 31, 2011		June 30, 2010
	Current	Non-Current	Current	Non-Current
Bank overdrafts	422,928	—	314,120	—
Bank loans (1)	107,644	73,144	133,813	52,767
Short-term notes	—	—	23,019	—
Non Convertible Notes – APSA 2011 US$ 6 M (7)	26,802	—	25,813	—
Non Convertible Notes – APSA 2011 $ 55 M (7)	44,652	—	44,165	—
Non Convertible Notes – APSA 2012 $ 154 M (6)	27,765	13,236	26,695	26,455
Convertible Notes – APSA 2014 US$ 50 M (5)	1	70	2,719	60,890
Non convertible Notes – APSA 2017 US$ 120 M (4) (Note 19)	13,794	452,227	2,917	294,286
Non convertible Notes– 2017 (3) (Note 19)	7,740	603,800	20,009	584,694
Non convertible Notes – 2020 (3)	12,887	589,283	—	—
Seller financing (2)	15,643	69,921	15,920	12,436

	679,856	1,801,681	609,190	1,031,528

(1)	Balances as of March 31, 2011 includes:

(a) Ps. 31,342 as a current balance and Ps. 54,418 as a non-current balance related to debt for purchase República building.(see Note 8 (1) a) to the Unaudited Basic Financial Statements).

(b) Ps. 75,766 corresponding to a loan granted by Banco de la Nación Argentina due in June 2011, at a nominal fixed rate of 13% per annum.

(c) Ps. 116 as a current balance and Ps. 18,726 as a non-current balance related to Hoteles Argentinos S.A.’s mortgage loan. (Note 21 A.(ii)).

(d) Ps. 420 related to loans granted by different financial institutions.

(2)	The balance as of March 31, 2011 includes mainly:

(a) Ps. 4,816 as a current balance and Ps. 14,594 as a non-current balance to the debt from acquisition of Zetol S.A. (See Note 22 A.5.).

(b) Ps. 8,915 as a current balance related to the debt for purchase of Arcos del Gourmet S.A. (See note 22 B.1.).

(c) Ps. 1,912 as a current balance and Ps. 55,327 as a non-current balance related to the debt for purchase of Goodwill of Soleil Factory (Note 22 B.2.).

(3)	See Note 17 to the Unaudited Basic Financial Statement.
(4)	See Note 23 A.2. Disclosed net of the issuance debt costs to be accrued for Ps. 3,021. See Note 18.1 to the Unaudited Basic Financial Statements.
(5)	Corresponds to the outstanding balance of Convertible Notes into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 23 A.1., net of the CNB underwritten by the Company for Ps.131,241.
(6)	See Note 23 A.2. Disclosed net of the Notes held by the Company for Ps. 20,598 and issuance debt costs to be accrued debt for Ps. 35.
(7)	See Note 23 A.2.

NOTE 14:	SALARIES AND SOCIAL SECURITY PAYABLE

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010
Provision for vacation and bonuses	16,292	27,038
Social Security payable	5,822	8,830
Salaries payable	683	1,004
Others	284	503

	23,081	37,375

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	TAXES PAYABLE

The breakdown for this item is as follows:

	March 31, 2011		June 30, 2010
	Current	Non-Current	Current	Non-Current
Income tax provision, net	46,857	—	38,213	—
Tax amnesty plan for income tax	1,709	17,845	1,559	19,145
VAT	15,918	—	17,308	—
Tax payment facilities plan for VAT	—	—	13,235	—
MPIT, net	1,856	38	10,512	12
Gross revenue tax payable	3,286	—	3,636	—
Tax retentions to third parties	7,234	—	10,177	—
Provision for tax on shareholders personal assets	4,533	1,228	4,055	—
Tax amnesty plan for gross revenue tax	493	1,316	485	1,320
Tax amnesty plan for ABL	3,434	1,775	815	2,372
Deferred Income Tax	—	75,383	—	87,592
Others	2,658	—	1,116	—

Total	87,978	97,585	101,111	110,441

NOTE 16:	OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2011		June 30, 2010
	Current	Non-Current	Current	Non-Current
Accrual for Directors fees (1) (Note 19)	15,598	—	24,412	—
Advance sale of Tarshop S.A. shares (Notes 19 and 22 B.3.(ii))	—	—	21,070	—
Guarantee deposits	6,457	3,161	5,243	4,100
Debt to the former minority shareholders of Tarshop S.A. (Note 22 B.9.)	—	—	3,529	3,322
Payables to National Parks Administration (Note 20)	1,100	—	2,589	—
Bellow market leases (3)	—	—	1,308	—
Contributed leasehold improvements (Note 24 B.3.)	375	9,236	462	9,502
Other payables	16,004	—	—	—
Related parties (Note 19)	18,200	8	50	8
Loans with shareholders of related parties	—	246	—	19,989
Hersha option payable (2)	—	—	—	16,693
Commitment to provide (Note 22 A.3.)	—	—	—	5,897
Directors’ guarantee deposits (Note 19)	—	12	—	12
Present value – other liabilities	—	(73)	—	(102)
Dividends payable	5,768	—	—	—
Others	5,958	330	6,675	2,600

Total	69,460	12,920	65,338	62,021

(1)	Disclosed net of advances to directors’ fees for Ps. 23,302 and Ps. 23,387 as of March 31, 2011 and June 30, 2010, respectively.
(2)	Debt with minority shareholders REIG.
(3)	See Note 1.5.l. to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 17:	PROVISIONS

The breakdown for this item is as follows:

	March 31, 2011		June 30, 2010
	Current	Non-current	Current	Non-current
Allowance for contingencies	1,808	10,342	2,890	7,940

Total	1,808	10,342	2,890	7,940

NOTE 18 a:	FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	March 31, 2011	March 31, 2010
Financial results generated by assets:
Interest income	13,251	13,564
Interest on discounting assets	3,614	3,584

Subtotal interest income	16,865	17,148

Foreign exchange gain	16,991	4,329

Gain on financial operations	5,952	51,101
Gain on derivative financial instruments	2,220	—

Subtotal other holding gain	8,172	51,101

Total financial results generated by assets	42,028	72,578

Financial results generated by liabilities:
Interest expense	(164,863)	(113,861)
Interest on discounting liabilities	(109)	(55)

Subtotal interest expense	(164,972)	(113,916)

Foreign exchange loss	(58,455)	(22,703)

Loss on derivative financial instruments	—	(2,582)
Others	(3,820)	(2,396)

Subtotal other financial expenses	(3,820)	(4,978)

Total financial results generated by liabilities	(227,247)	(141,597)

Total financial results, net	(185,219)	(69,019)

NOTE 18 b:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	March 31, 2011	March 31, 2010
Other income:
Recovery of allowances	—	137
Sale of customer relationships and transfer of portfolio of Metroshop S.A.	6,580	—
Transfer of lease contracts	(305)	—
Others	300	424

Subtotal other income	6,575	561

Other expenses:
Donations	(5,622)	(4,252)
Tax on Shareholders’ personal assets	(3,334)	(3,870)
Provision for contingencies	(1,743)	(138)
Unrecoverable VAT	(1,032)	(2,817)
Others	(3,427)	(450)

Subtotal other expenses	(15,158)	(11,527)

Total Other expenses, net	(8,583)	(10,966)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	COMPANIES UNDER LAW No. 19,550 SECTION 33 AND OTHER RELATED PARTIES

a.	Balances as of March 31, 2011 compared to the balances as of June 30, 2010 held with related companies, persons and shareholders are as follows:

Related parties	Account receivables, net – current	Other receivables current	Other receivables non-current	Trade accounts payable – current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non-current	Totals
Baicom Networks S.A. (4)	56	7	405	—	—	—	—	—	468
Banco Hipotecario S.A. (2)	225	—	—	(51)	—	—	—	—	174
Cactus Argentina S.A. (2)	24	—	—	(3)	—	—	—	—	21
CAM Communications LP – Delaware (3)	—	4,845	—	—	—	—	—	—	4,845
Canteras Natal Crespo S.A. (4)	387	39	—	(25)	—	—	—	—	401
Consorcio Libertador (3)	145	106	—	(70)	—	—	(4)	—	177
Consorcio Dock del Plata (3)	269	—	—	—	—	—	—	—	269
Consorcio Torre Boston (3)	967	402	—	(1,158)	—	—	—	—	211
Consultores Assets Management S.A. (3)	1,148	28	—	(10)	—	—	—	—	1,166
Cresud S.A.C.I.F. y A. (5)	24	21,032	—	(11)	(621)	(11,261)	(13,691)	—	(4,528)
Cyrsa S.A. (4)	1,482	272	—	(1,082)	—	—	—	—	672
Directors (3)	2	170	—	—	—	—	(15,598)	(20)	(15,446)
Elsztain Managing Partners Ltd (3)	—	—	—	—	—	—	(51)	—	(51)
Elsztain Reality Partner Master Fund I (3)	—	109	—	—	—	—	(1,373)	—	(1,264)
Elsztain Reality Partner Master Fund II (3)	—	—	—	—	—	—	(614)	—	(614)
Elsztain Reality Partner Master Fund III (3)	—	—	—	—	—	—	(165)	—	(165)
Estudio Zang, Bergel y Viñes (3)	—	23	—	(899)	—	—	—	—	(876)
Fundación IRSA (3)	30	1	—	(138)	—	—	—	—	(107)
Futuros y Opciones.com S.A. (2)	9	—	—	(8)	—	—	—	—	1
Hersha Hospitality Trust (2)	—	2,252	—	—	—	—	—	—	2,252
Inversiones Financieras del Sur S.A. (3)	—	16,681	—	—	—	—	—	—	16,681
Irsa Developments LP (2)	—	6	—	—	—	—	(4)	—	2
Real Estate Strategies LP (2)	—	22	—	—	—	—	(8)	—	14
Lipstick Management LLC (2)	—	214	—	—	—	—	—	—	214
Museo de los Niños (3)	1,601	—	—	(6)	—	—	—	—	1,595
New Lipstick LLC (2)	—	363	—	—	—	—	—	—	363
Personnel loans (3)	17	2,164	—	(139)	—	—	(2,290)	—	(248)
Puerto Retiro S.A. (4)	58	64	—	(5)	—	—	—	—	117
Tarshop S.A. (2)	403	13,715	—	—	—	—	—	—	14,118

Totals as of March 31, 2011	6,847	62,515	405	(3,605)	(621)	(11,261)	(33,798)	(20)	20,462

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

a.	(Continued)

Related parties	Account receivables – current	Other receivables - current	Other receivables - non current	Inventories receivables - Caballito Plot of land barter	Trade accounts payable – current	Trade accounts payable – non current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (4)	—	1	323	—	—	—	—	—	—	—	324
Banco Hipotecario S.A. (2)	354	—	—	—	(159)	—	—	—	(21,070)	—	(20,875)
Cactus Argentina S.A. (2)	18	—	—	—	(3)	—	—	—	—	—	15
Canteras Natal Crespo S.A. (4)	318	50	—	—	—	—	—	—	—	—	368
Consorcio Dock del Plata (3)	883	2	—	—	(10)	—	—	—	(3)	—	872
Consorcio Libertador (3)	—	20	—	—	(66)	—	—	—	(4)	—	(50)
Consorcio Torre Boston (3)	595	205	—	—	—	—	—	—	—	—	800
Consultores Assets Management S.A. (3)	817	29	—	—	(7)	—	—	—	—	—	839
Cresud S.A.C.I.F. y A. (5)	2,111	40,450	—	—	(23,667)	—	(4,831)	(91,829)	—	—	(77,766)
Cyrsa S.A. (4)	1,658	8	—	18,970	(983)	—	—	—	—	—	19,653
Directors (3)	2	169	—	—	(36)	—	—	—	(24,412)	(20)	(24,297)
Elsztain Managing Partners Ltd (3)	—	—	—	—	—	—	—	—	(27)	—	(27)
Estudio Zang, Bergel y Viñes (3)	—	22	—	—	(576)	—	—	—	—	—	(554)
Fundación IRSA (3)	41	5	—	—	—	—	—	—	—	—	46
Futuros y Opciones.com S.A. (2)	7	—	—	—	(6)	—	—	—	—	—	1
Hersha Hospitality Trust (2)	—	2,087	—	—	—	—	—	—	—	—	2,087
Irsa Developments LP (2)	—	—	—	—	—	—	—	—	(8)	—	(8)
Irsa Real Estate Strategies LP (2)	—	—	—	—	—	—	—	—	(8)	—	(8)
Metroshop S.A. (4)	—	—	14,687	—	—	(12,158)	—	—	—	—	2,529
Museo de los Niños (3)	1,111	—	—	—	(5)	—	—	—	—	—	1,106
Parque Arauco S.A. (1)	—	—	—	—	—	—	(2,716)	(60,822)	—	—	(63,538)
Personnel loans (3)	59	2,325	—	—	(128)	—	—	—	—	—	2,256
Puerto Retiro S.A. (4)	59	31	—	—	(5)	—	—	—	—	—	85

Totals as of June 30, 2010	8,033	45,404	15,010	18,970	(25,651)	(12,158)	(7,547)	(152,651)	(45,532)	(20)	(156,142)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

b.	The Statement of Income balances for the nine-month periods ended March 31, 2011 and 2010, held with related companies, persons and shareholders are as follows:

Related parties	Sale and fees for services	Leases gain	Interest and exchange differences	Fees	Share services – salaries and bonuses	Donations	Totals
Canteras Natal Crespo S.A. (4)	36	—	3	—	—	—	39
Consorcio Libertador (3)	92	9	—	—	—	—	101
Consorcio Dock del Plata S.A. (3)	78	—	—	—	—	—	78
Consorcio Torre Boston (3)	241	—	—	—	—	—	241
Consultores, Assets Management S.A. (3)	—	14	—	—	—	—	14
Cresud S.A.C.I.F. y A. (5)	—	511	(5,353)	—	(42,147)	—	(46,989)
Cyrsa S.A. (4)	—	6	—	—	—	—	6
Directors (3)	—	—	(3)	(35,547)	—	—	(35,550)
Estudio Zang, Bergel y Viñes (3)	—	—	—	(4,332)	—	—	(4,332)
Fundación IRSA (3)	—	—	—	(2,317)	—	(2,530)	(4,847)
Inversiones Financieras del Sur S.A. (3)	—	—	460	—	—	—	460
Tarshop S.A. (2)	141	2,884	80	—	—	—	3,105
Parque Arauco S.A. (1)	—	—	(315)	—	—	—	(315)
Personnel loans (3)	—	—	192	—	—	—	192

Totals as of March 31, 2011	588	3,424	(4,936)	(42,196)	(42,147)	(2,530)	(87,797)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

b.	(Continued)

Related parties	Sale and fees for services	Leases gain	Interest and exchange differences	Fees	Share services – salaries and bonuses	Donations	Tax on Shareholders personal assets	Totals
Shareholders (5)	—	—	—	—	—	—	(328)	(328)
Canteras Natal Crespo S.A. (4)	36	—	74	—	—	—	—	110
Consorcio Dock del Plata S.A. (3)	169	—	—	—	—	—	—	169
Consorcio Libertador (3)	92	8	—	—	—	—	—	100
Cresud S.A.C.I.F. y A. (5)	—	790	(11,255)	(6,813)	(8,337)	—	—	(25,615)
Cyrsa S.A. (4)	146	47	—	—	—	—	—	193
Directors (3)	—	—	—	(40,177)	—	—	—	(40,177)
Estudio Zang, Bergel y Viñes (3)	—	—	(6)	(3,077)	—	—	—	(3,083)
Fundación IRSA (3)	—	—	—	—	—	(409)	—	(409)
Parque Arauco S.A. (1)	—	—	(5,697)	—	—	—	—	(5,697)
Personnel loans	—	—	92	—	—	—	—	92

Totals as of March 31, 2010	443	845	(16,792)	(50,067)	(8,337)	(409)	(328)	(74,645)

(1)	Shareholders of Alto Palermo S.A.
(2)	Subsidiary (direct or indirect).
(3)	Related party.
(4)	Joint control.
(5)	Shareholders.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	NATIONAL PARKS ADMINISTRATION DISPUTE

•	Provision for unexpired claims against Llao Llao Holding S.A.

The Company Llao Llao Holding S.A. (“LLH”) (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, penalties and attorney´s fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by LLR. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos.

On July 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the incidental procedure and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

On February 23, 2010, the Supreme Court of Justice dismissed the action, which rendered the judgment final and compelled LLR to pay the amount calculated by the State. On April 2010, LLR paid Ps. 13,122 in cash and bonds.

After LLR’s filing was duly notified to the plaintiff, the latter in turn stated that the amounts deposited were in line with the settlement that, having taken place on June 30, 2007, was eventually approved in the framework of these proceedings on December 5, 2007. As a result, the Argentine Agency of National Parks argued that the interest accrued until actual payment were to be adjusted by application of the Argentine Central Bank’s borrowing interest rate. As estimated by the Argentine Agency of National Parks, the outstanding balance, to be deposited by LLR would amount to US$ 659.

On June 10, 2010, LLR was notified of the newly-performed settlement: LLR filed an objection against it in due time and manner. On June 17, 2010, the court ordered that the plaintiff was to be served notice of the objection.

On August 6, 2010, the plaintiff filed a response to the most recent service of process. On September 10, 2010, the trial court judge resolved that the amount deposited by LLR is not sufficient to cover the amount of the payment order. An appeal against this resolution was filed on behalf of LLR alleging that there has been a material error incurred by the trial court.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	(Continued)

In addition, on September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part in the proceedings amount to Ps. 1.8 million. LLR lodged an appeal against the award for considering the amount excessively high. The auctioneer, in turn, lodged his appeal against the award for considering the amount excessively low. On November 26, the proceedings file was sent to the Court of Appeals. On November 29, 2010 the proceedings were brought to a settlement stage between the parties. On February 3, 2011 the Court of Appeals granted the appeal filed by LLR as regards the restatement of interest in the amount of US$ 659. As a result, the judgment rendered by the trial court was reversed and LLR’s debt was considered paid off as regards the settlement amount approved in the proceedings, with court costs being awarded to the plaintiff. Furthermore, the appeal remedy regarding fees awarded to the auctioneer, which were reduced from Ps.1.8 million to Ps.1.1 million.

Since LLR had a credit balance as regards the deposit made pursuant to settlement approved in the proceedings, on February 18, 2011 LLR filed a remedy for relief whereby it requested that the Court of Appeal issue a decision on the amount deposited in excess and order the eventual repayment to the defendant.

The case was remanded to the Court of Appeals on February 22, 2011 and is awaiting a decision.

Based on the information provided by the legal advisors litigating these proceedings, LLR has booked under “Other current liabilities – Payables to National Parks Administration”, the amount of fees described in the above paragraph.

NOTE 21:	RESTRICTED ASSETS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

(i)	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

A.	(I) (Continued)

adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

(ii)	Loan of Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired a loan for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance accrued a 6 months LIBOR interest rate plus 7.0% being the last of US$ 5.07 million due in March, 2010.

Jointly, a credit default swap was subscribed by the Company for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, the Company received a coupon on a periodical basis. Additionally, the Company has deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. In connection with this matter, HASA borrowed a new loan from Standard Bank Argentina, for a total amount of Ps. 19,000, which will accrue interest at a fixed nominal 16.25% interest rate per annum, payable on a quarterly basis and with principal becoming due on March 14, 2012.

As a guarantee for this transaction, the Company entered into a put option agreement with Standard Bank whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA defaulted the loan.

(iii)	The company and subsidiaries have mortgages over the following properties:

Properties	Book value as of March 31, 2011
Edificio República	216,251
Caballito plot of land	36,785
Bariloche plot of land	21,900
Zetol plot of land	31,089
Suipacha 652	10,597
Vista al Muelle plot of land	21,654

(iv)	The Company maintains a pledge over Metropolitan 885 Third Avenue Leasehold LLC’s shares.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

A.	(Continued)

(v)	To guarantee the compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A. and Vista al Muelle S.A., pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to such agreement as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares of Vista al Muelle S.A. and Zetol S.A.

B.	Alto Palermo S.A. (APSA)

(i)	Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA granted to Banco Hipotecario S.A. a two-year security agreement over the Company’s Class III Notes, issued on November 13, 2009, for a face value of Ps. 5.0 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

(ii)	Guarantee deposits re-securitization program account included in other current receivables, the contingency and expenses funds of financial trust as credit protection for investors that as of June 30, 2010 amounted to Ps. 4,749. They were restricted availability credits until settlement in accordance with the respective prospectus.

(iii)	As of March 31, 2011, in other current receivables, APSA has deposits that are restricted due to different court attachments.

(iv)	As regards the case “Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of March 31, 2011 amounts to Ps. 36,785 (disclosed in the “Non-current investments- Undeveloped plots of land”).

(v)	Other current investments account included as of June 30, 2010, BONTE 2006 bonds for Ps. 34, which were deposited as rental guarantee.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

B.	(Continued)

(vi)	As of June 30, 2010, Tarshop S.A. had granted a guarantee over Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping (“CP”) according to the following detail:

•	To Standard Bank Argentina S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XLI, XLIV, XLVII, LVII and LIX (loan for Ps. 15,371).

•	To Banco Itaú Buen Ayre S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL, (loan for Ps. 3,724).

•	To Banco Supervielle S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVIII and L, (loan for Ps. 7).

•	To Banco Hipotecario S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XLVII, XLIX and LVI, (loan for Ps. 20,149).

(vii)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A. (APSA)”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in Fixed assets, net).

(viii)	Guarantee Tarshop S.A.: On May 13, 2009, the Board of Directors of APSA resolved to approve that APSA stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop S.A. as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDF’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extended through the actual settlement of VDF’s. Likewise, it was resolved that the APSA assumed the obligation to act as Substitute Manager in the eventual case that Tarshop S.A. were removed from its function as Manager under the trust agreement.

On September 30, 2010, the last payment of the VDF’s issued by the Financial Trust was made. At present, such Financial Trust is liquidated and together with it the ancillary obligation previously assumed by APSA.

(ix)	As of June 30, 2010, Other Receivable included cash as guarantee for leases granted by Tarshop S.A., related to the stores where its branches operated, for an amount of Ps. 217.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	ACQUISITION, CONSTITUTION AND RESTRUCTURING OF BUSINESS AND PROPERTY

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Creation of CYRSA - Horizons Project.

In January 2007, the Company acquired two adjacent plots of land located in Vicente López, Province of Buenos Aires (one of them, through the purchase of Rummaala S.A., which was the owner of that plot of land and currently is merged with CYRSA S.A.). The purchase price was US$ 36.2 million of which US$ 30.3 million will be cancelled by handing over certain units of the building to be constructed. As security for this obligation a pledge was constituted over the shares of Rummaala S.A. and a mortgage was constituted over the Company´s building Suipacha 652.

In April 2007, the Company constituted CYRSA S.A. (“CYRSA”) and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. The Company contributed the plots of land and the related liability in kind for a net value of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, CYRSA continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients had made advances by means of signing preliminary sales contracts, reaching 100% of the units to be marketed, which are disclosed in “Customer advances”.

The sale price set forth in these preliminary sales contracts consist of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plans:

•	The balance is cancelled in installments and is fully paid at the time of transfer and signature of deeds.

•

Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months´ term with units having mortgaged guarantees.

As of March 31, 2011, the percentage of completion of the “Horizons” project was 94.28%. Two of the six towers included in the project have already been completed and are currently signing the title deeds. Furthermore, the work on the other towers is in the last stage and delivery and signing of the title deeds is expected in the following months.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

2.	Acquisition of Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, the Company, through Real Estate Investment Group L.P. (REIG) acquired 5.7 million shares representing approximately 10.4% of Hersha´s common stock and a call option that matures on August 4, 2014 to purchase an additional 5.7 million shares at an exercise price of US$ 3.00 per share. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha´s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values.

The total purchase price paid was US$ 14.3 million. As part of the agreement, the Company´s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January, March and October 2010, the Company, through its subsidiaries, purchased 11,606,542 additional shares of Hersha’s common stock, for an aggregate purchase price of US$ 47.9 million (4,789,917 shares at US$ 3.00 per share; 3,864,000 at US$ 4.25 per share and 2,952,625 at US$5.80 per share, respectively).

During December 2010 and March 2011, the Company, through its subsidiaries, sold 1,500,000 and 738,800 common shares in Hersha, respectively, for a total of US$ 14.3 million, which resulted in approximately US$ 10.1 million gain.

As of March 31, 2011 the Company´s direct and indirect interest in Hersha amounts to 9.39%. If the call option was exercised and the Company´s interest was not diluted due to newly issued shares, the Company´s interest in Hersha would be 12.34%. The Company accounts for its investment in Hersha at cost while the call option has been accounted for its fair value.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 78 hotels throughout the United States of America totaling approximately 10,443 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

3.	Acquisition of Lipstick Building, New York

In July 2008, the Company (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Avenue LLC” (“Metropolitan”), a Delaware-based limited liability company, which main asset (through its subsidiaries) was a rental office building in New York City known as the “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

3.	(Continued)

During 2009 and in the context of the financial crisis and shrinkage of the real estate market in New York, Metropolitan incurred significant losses, which resulted in negative equity mainly due to an impairment recognized in connection with the building. Since the Company’s share in Metropolitan’s losses exceeded its equity interest; the Company recognized a zero value on its investment although a liability of US$ 1.5 million which represented the Company’s maximum commitment to fund Metropolitan’s operations.

In December 2010 the negotiations geared towards restructuring the amounts owed under mortgage to Royal Bank of Canada came to a successful conclusion. The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 basic points rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness to Goldman, Sachs & Co., which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan Leasehold”) will maintain the existing ground leases in the same terms and conditions in which they had been initially agreed upon, for a remaining 66 years’ term. The final consent to this restructuring has already been tendered by all the parties concerned and the closing was consummated on December 30, 2010, as that is when the company New Lipstick LLC (“New Lipstick”), the new Metropolitan Leasehold holding company, made a US$ 15.0 million principal payment as repayment of the newly restructured mortgage debt, thus reducing it from US$ 130.0 million to US$ 115.0 million.

As a consequence of said closing, the Company has indirectly – through New Lipstick – increased its equity interest in the Lipstick Building to 49%. This increase originated in a US$ 15.3 million capital contribution and in the fact that the put option for 50% of the shareholding initially acquired in Metropolitan, which had amounted to approximately US$ 11.3 million plus accrued interest, has been rendered ineffectual. Besides, the above-mentioned commitment, for US$ 1.5 million, ceased to be in effect.

4.	Acquisition of shares in Banco Hipotecario S.A.

During the last fiscal years and in the current fiscal year, the Company has been conducting various purchase and sale transactions of BHSA shares, as a result of which, as of March 31, 2011, the Company´s ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares).

5.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended on June 30, 2009, the Company (through Tyrus) acquired by a minimum payment a 100% ownership interest in Liveck S.A. (Liveck), a company organized under the laws of the Oriental Republic of Uruguay.

Simultaneously, Liveck acquired a 90% interest over the shares of the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay’s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

5.	(Continued)

The Company and its shareholders intend to develop an urban project that will consist in the construction of apartment buildings to be subsequently sold. The project has already been conferred the “Urban Feasibility” status by Canelones’ Mayor’s Office and its Legislative Council.

The total price of the purchase of all the shares in Zetol had been fixed at US$ 7.0 million, of which US$ 2.0 million have already been paid, the outstanding balance is to be paid in 5 installments of US$ 1.0 million each plus an annual 3.5% compensatory interest rate calculated on the total outstanding amount and tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of the Company. The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (principal plus interest), the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters built.

The price for the purchase and sale of all the shares in Vista al Muelle amounted to US$ 0.83 million, and accrued an annual 8% compensatory interest rate on the outstanding amounts. As of September 10, 2010, was completely paid.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

In the framework of the agreement for the purchase and sale of Zetol and Vista al Muelle and their respective addenda, Liveck has agreed to buy the shares held by Banzey (or Ernesto Kimelman or a company owned by Ernesto Kimelman as the case may be), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle, until the execution of said purchase and sale.

The parties have agreed that the obligations mentioned above are dependent upon, and shall be rendered ineffectual if the parties entered into a shareholder agreement no later than July 1, 2011. If no such shareholder agreement is signed, this sale shall be executed and delivered on July 11, 2011.

Later, in June 2009, the Company sold 50% of its stake in Liveck to Cyrela Brazil Realty S.A. for a price of US$ 1.3 million.

In December 2009, Vista al Muelle acquired other properties totaling US$ 2.7 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

5.	(Continued)

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

On December 17, 2010, the Company and Cyrela signed a stock purchase agreement whereby a 50% interest in Liveck’s capital stock was reacquired from Cyrela for US$ 2.7 million. This amount is equivalent to the contributions made in Liveck by Cyrela. Therefore, the Company’s interest in Liveck amounted to 100% (through Tyrus).

As part of the agreement, the Company agreed to hold Cyrela harmless in the event of claims asserted by Zetol’s sellers. Besides, if within a term of 24 months as from the date of the agreement Cyrela were not released from the guarantee tendered in favor of the above-mentioned sellers, the Company will be obliged to post a new guarantee in favor of Cyrela, equivalent to 45% of the price balance, interest thereon and the option rights to which Zetol’s sellers are entitled.

6.	Acquisition of a building located at 183 Madison Avenue, New York, NY

On August 26, 2010, the Company together with some U.S. partners, executed an acquisition of a real estate property located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”).

The transaction was closed on December 15, 2010 and the price paid by Rigby 183 was US$ 85.1 million, such payment has been structured through a financing of US$40.0 million obtained by Rigby 183 and the sum of US$45.1 million paid in cash. Moreover, Rigby 183 has obtained an additional financing of US$10.0 million, in order to perform refurbishments and improvements on the building, which is being disbursed as works progress.

On March 31, 2011, the Company sold 8% of its interest in Rigby 183, owned by Real Estate Strategies LLC (“RES”), a company indirectly controlled through Tyrus, in the amount of US$ 3.8 million. As a result, the Company has a 49% interest in Rigby 183 through IMadison LLC (“IMadison”).

The building is located in a Manhattan area known as “Midtown South”, at the intersection of Madison Avenue and 34th Street.

There are several landmark buildings in the area, such as the Empire State Building, Macy´s Herald Square and Madison Square Garden. This commercial property will be used for rentals of office space and retail stores in the lowest of its 18 stories. Its net leasable area is approximately 22,000 square meters. Based on what has already been discussed, the implicit value per square meter as acquired has been US$ 3,717.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

7.	Preliminary sales agreement of plot of land

On March 31, 2011, Quality executed a preliminary sales agreement for the purchase of a plot of land located in the province of Buenos Aires, for a total of US$ 33.0 million, US$ 6.6 million of which had already been paid as of the date of this Unaudited Consolidated Financial Statements.

B.	Alto Palermo S.A.

1.	Acquisition of Arcos del Gourmet S.A.´s shares

On November 27, 2009, APSA acquired 7,916,488 shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share, representing 80% of the capital stock of Arcos del Gourmet S.A. The price was established at fixed amount of US$ 5.14 million plus a variable amount equal to the 20% of the investment required in order to develop the project, up to a maximum of US$ 6.9 million. The remaining unpaid balance as of March 31, 2011 is made up as follows: (i) one US$ 1.0 million installment, falling due on November 27, 2011 disclosed in “Short-term debt” and (ii) 20% of the variable amount which will be paid off upon the possible increase of the capital required to develop the project.

A Consultative Opinion request was filed by APSA with the Argentine Competition Defense Commission, still pending resolution, seeking to issue an opinion on the obligation or lack thereof to notify the sale. Such commission opinion was that the operation should be notified. Accordingly, on December 16, 2010, the sale was notified.

On February 17, 2010, Arcos del Gourmet S.A. held a shareholders’ meeting that approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million. Consequently, 3,515,596 registered non-endorsable shares of common stock will be issued, with a face value of Ps. 1 and entitled to one vote per share, with a subscription price of Ps. 2.9622 per share, of which Ps. 1 is the face value and Ps. 1.9622 is additional paid-in capital, of which APSA is entitled to 80% thereof. The issue has been fully subscribed and paid in at period end.

On June 25, 2010, APSA (purchaser) and Eduardo Giana, Pablo Bossi, Patricio Tobal and Abuam S.A. (sellers) subscribed an agreement for the option to purchase shares of Arcos del Gourmet S.A., for the total number of shares owned by them, which represent at least 17.54% of capital stock and votes of Arcos del Gourmet S.A. The exercise of the option is subject to the condition that the grantor of the Use Concession Agreement calls a bidding process whose purpose will be the sale of the real estate properties involved, assumption under which Arcos del Gourmet S.A. holds the preemptive right. The price of the shares owned by the sellers was established at US$ 1.4 million. The option price of US$ 0.4 million was fully cancelled. In the event APSA exercised the option, its price will be considered towards the share price.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

2.	Acquisition of a commercial center goodwill

On December 28, 2007, APSA signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities. The total price of the operation is US$ 20.7 million of which US$ 7.1 million was paid at the time the preliminary purchase contract was entered into.

Once the definite signature of the goodwill transference definitive instrument took place on July 1, 2010, the remaining amount of US$ 13.6 million will accrue 5% annual interest plus VAT. The interest will be repaid in 7 annual and consecutive installments maturing the first installment on July 1, 2011. Principal will be settled as follows: i) US$ 1 million with the delivery of the title deed and ii) US$ 12.6 million upon paying the last interest installment or upon delivering the title deed, whichever later.

On July 1st, 2010, APSA and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center known as “Soleil Factory”; becoming operational on such date. The Commercial Center “Soleil Factory” mainly includes a building and real properties. Possession thereof was handed over upon execution. Considering the goodwill value structure, APSA has booked in as fixed assets until the process to allocate the price paid for the assets and liabilities acquired is completed. Guidelines provide that INCSA does not transfer APSA its receivables or its payables originated before executing the agreement. Within 30 working days as from registering the co-ownership and administration regulations with the Argentine Real Property Registry, INCSA will grant APSA the title deed of the building. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

On April 12, 2011, the National Antitrust Commission notified the Company of its authorization of this transaction.

Furthermore, APSA has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances. This transaction was subject to certain conditions precedent, among which APSA should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory.

Having complied with such condition on July 1st, 2010, APSA shall start the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: a) granted the title deeds to APSA’s future units to APSA, and b) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units. As of the date of issuance of these Unaudited Consolidated Financial Statements, none of the conditions set forth in subsections i) and ii) have occurred.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

3.	Tarshop S.A.

i)	Capital increase and capital contributions to Tarshop S.A.

On October 30, 2009 Tarshop SA capitalized capital contributions made by APSA increasing the Company’s interest in Tarshop S.A. to 98.5878%.

During January 2010, the Company acquired the remaining minority interest (1.4122%) in Tarshop for US$ 0.54 million, reaching the 100% of the shareholding.

ii)	Sale of the equity interest in Tarshop S.A.

On December 22, 2009, APSA reported the approval by its Board of Director the sale, assignment and transfer on behalf of Banco Hipotecario S.A. the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at US$ 26.8 million. Under this transaction, APSA granted Banco Hipotecario S.A. a two-year security agreement over the APSA Class III Notes, issued on November 13, 2009, for a face value of Ps. 5.0 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

In compliance with the conditions defined in the agreement in question, the Company committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between the Company and Tarshop S.A. have been compensated.

4.	Acquisition of the building known as ex-escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, Alto Palermo S.A. (APSA) acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos (Patio Olmos), located in the city of Córdoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 229 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007, the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract. APSA has recorded this transaction as non-current investments.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

5.	Barter transaction agreements

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, Plot 2G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future real estate: (i) fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

The parties have determined the value of each undertaking in the amount of US$ 1.1 million.

APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real estate: (i) forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

6.	Beruti plot of land

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct a department building with residential and commercial parking. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and the amount of US$ 10.7 million payable upon granting the title deed. This amount has already been paid off as of the date of these Unaudited Consolidated Financial Statements.

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land.

The above is disclosed in the accounts inventory and Fixed assets, in the line Units to be received Beruti.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

7.	Barter with Cyrsa S.A.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer Cyrsa 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the air space COTO.

On December 17, 2010, APSA and Cyrsa signed an agreement in order to finish off the barter agreement.

8.	Paraná plot of land.

On June 30, 2009, APSA subscribed a Letter of Intent by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:

i)	US$ 0.05 million was settled as prepayment on July 14, 2009,

ii)	US$ 0.1 million was settled upon executing such agreement, and

iii)	US$ 0.35 million will be paid upon executing the title deed.

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which the Company obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later. On March 18, 2011, the Municipality of Paraná granted the clearance to make the shopping mall.

APSA will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal clearance.

9.	Agreement with the former minority shareholder of Tarshop S.A.

In January 2010, APSA entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac may not conduct in or be related to any business associated with credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period. Additionally, under the agreement, Mr. Halac may not participate in developing any shopping centers, mall, or commercial center of more than 20,000 square meters in the City of Buenos Aires. APSA agreed on a price of US$ 2.2 million. As of the date of issuance of these Unaudited Consolidated Financial Statements, there are no outstanding balances.

10.	Sale of properties

i)	Guaymallén plot of land

On March 26, 2010, APSA executed an agreement of purchase without possession by which APSA sold a building located in the district of Guaymallén, Province of Mendoza. The total agreed-upon price stood at US$ 0.3 million which has been fully cancelled.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

10.	(Continued)

ii)	Rosario plot of land

APSA has subscribed the following acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe:

Lots	Offer acceptance date	Agreed price (in thousands of US$)	Collected amount (in thousands of US$)	Title deed’s date
2 A	04/14/2010	4,200	1,050	—
2 E	05/03/2010	1,430	1,430	09/29/10
2 F	11/10/2010	1,931	917	—
2 B	12/03/2010	1,507	1,507	—
2 C	12/03/2010	1,507	1,507	—
2 D	12/03/2010	1,539	256	—

The lots subject to these transactions have been recorded to the inventory account.

11.	Acquisition of Metroshop S.A.’s shares

On May 21, 2010, APSA and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. sold to APSA 18,400,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Metroshop S.A.’s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

On January 13, 2011, and as an action subsequent to the purchase of the remaining 50% of Metroshop S.A.’s shares by APSA, Metroshop S.A. made two offers to Tarshop S.A., later accepted by Tarshop S.A., to grant the following assets:

i)	Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV – previous return of them).

ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

iii)	All credit card customers or accounts and consumer loans.

iv)	Lease agreements on certain branches and their personal property.

v)	Labor agreements for payroll personnel.

APSA is currently analyzing the different possibilities to define the future operations of Metroshop S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

12.	Purchase of TGLT S.A.’s shares

On November 4, 2010, the APSA acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per shares, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

During December 2010, APSA acquired 42,810 shares for the price of Ps. 0.4 million.

Subsequently, during January 2011, there was a new acquisition of 98,000 shares for the price of Ps. 0.9 million.

NOTE 23:	CONVERTIBLE AND NON COVERTIBLE NOTES PROGRAM

A.	Alto Palermo S.A.

1.	Issuance of convertible notes.

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That Series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: July 19, 2014.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

On October 7, 2010, holders of notes convertible into APSA’s shares exercised their conversion rights issuing 477,544,197 shares of common stock with a face value of Ps. 0.1 each and retiring notes for a face value of US$ 15.5 million. As from the conversion, the number of Company’s shares went from 782,064,214 to 1,259,608,411 (see Note 16.4 to the Unaudited Basic Financial Statements).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

A.	(Continued)

1.	(Continued)

Thus, the holders of APSA’s notes (Negotiable Obligations convertible into ordinary shares) exercised the conversion rights for a total of US$ 18.3 million, issuing ordinary shares with a face value of Ps. 0.1 each.

As of March 31, 2011, APSA’s Convertible Notes amounts to US$ 31.8 million.

2.	Issuance of notes

On May 11, 2007, APSA issued two new series of Notes for a total amount of US$ 170 million. Series I relates to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. Series II relates to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11 and December 11 of each year as from December 11, 2007.

As of March 31, 2011 total Series I and Series II Notes repurchased by APSA amount to US$ 5.0 million and US$ 4.8 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed. The Company holds corporate notes Series II in the nominal amount of Ps. 33.2 million. Moreover, Cresud S.A.C.I.F. y A. holds corporate notes Series I for a nominal value of US$ 5.0 million (see Note 26.2.).

These issuances are constituted within the Global Issuance Program of Notes, for a face value of up to US$ 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up to US$ 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

A.	(Continued)

2.	(Continued)

As of March 31, 2011 Emprendimiento Recoleta S.A. holds Series III Notes for Fv. Ps. 12 million.

NOTE 24:	SIGNIFICANT EVENTS

A. IRSA Inversiones y Representaciones Sociedad Anónima

1. Investment in Banco Hipotecario

Exposure to the non-financial public sector

As of March 31, 2011, Banco Hipotecario S.A. has assets with the non-financial public sector for Ps. 1,113,068 booked in its financial statements.

The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. Through Communication “A” 4546 of July 9, 2006, regarding the assistance to the Public Sector, it was established that as from July 1, 2007, such limit was 35% (average measured) of total assets of the last day of the previous month.

As of March 31, 2011 and June 30, 2010 the assistance to the Public Sector reaches 9.7% and 20.2%, from total assets, respectively.

Banco Hipotecario´s treasury Shares

In the course of the 2009 fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares Clase D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of Banco Hipotecario resolved to delegate upon the Board of Directors the decision to pay with the treasury shares in portfolio the StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders. On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

On April 13, 2011, the Special Shareholders’ Meeting of Banco Hipotecario decided to authorize the Board of Directors to sell treasury shares in the open market, reducing to ten days the term established for the exercise of pre-emptive rights, which term is not applicable where the sale of shares does not exceed 1% of the Company’s capital stock in any given period of 12 months.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

1.	(Continued)

The Company’s Banco Hipotecario treasury shares still in its portfolio amount to 36.6 million and entail an increase in the Company’s ownership interest. As considered for valuation purposes, they have risen from 29.77% to 30.51%.

2.	Compensation plan for executive management

The Company has developed during the period ended June 30, 2007 the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

That plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation and contributions to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	Regular retirement under applicable labor regulations

•	Full or permanent disability or incapacity

•	Demise

In the event of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

During the nine-month period ended March 31, 2011, security charges of the Company amount to Ps. 2,362.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

3.	Negative working capital

At the end of the period the Company had posted a Ps. 128,330 deficit in its working capital. The treatment to be afforded to this situation is currently being considered by the Board and the Company’s Management.

B.	Alto Palermo S.A.

1.	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1 st, 2009), executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Sucursal Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping – Villa Cabrera, which are disclosed in Fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October, 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1).

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of March 31, 2011 and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances together with other advances not included in this agreement.

2.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	(Continued)

2.	(Continued)

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Such agreement put an end to the case Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by the company, which although they have been established are not yet final.

On June 12, 2009, Shopping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shopping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied. On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed.

Finally, on July 5, 2010, Shopping Neuquen S.A. began the committed works for the first stage, which should be completed at a maximum 22 month terms starting upon beginning construction.In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company´s plots acquired to the Municipality of Neuquén.

On April 15, 2011 the Company entered into an agreement with Gensar S.A. whereby the latter has the right to acquire one of the plots of land that form part of a commercial undertaking of mixed use next to which the Company is building a shopping center. In this plot of 14,792.68 square meters, Gensar S.A. agreed to build and operate a hypermarket that initially will be of the Coto chain. To such effect, Gensar S.A. has taken possession of the above indicated plot of land.

3.	Contributed leasehold improvements - Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.. At period/year end the amount pending of accrual are disclosed under Other liabilities – contributed leasehold improvements.

4.	Acquisition of Cresud S.A.C.I.F. y A.’s Notes

On March 10, 2011, Emprendimiento Recoleta S.A. (controlled by APSA) acquired Cresud S.A.C.I.F. y A. Notes for a total amount of US$ 2.5 million due on March 10, 2013. Principal is amortized in four semiannual installments payable as from June 11, 2012 and accruing interest at a fixed rate of 7.5% per annum, payable in eight quarterly installments as from June 8, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 25:	DERIVATIVES CONTRACTS

a)	Futures contracts – Ritelco S.A. (Ritelco)

In the course of the period, Ritelco conducted certain shorting and covering transactions involving futures. According to the Company’s risk management policies, these deals are used for speculative purposes.

In connection with the futures transactions that took place during the Period, Ritelco booked realized losses for US$ 29 (equivalent to Ps. 115) in the “Other holding results” line of its Income statement.

On March 31, 2011, Ritelco had opened agreements in derivatives instruments which resulted in an unrealized loss of US$ 3 (equal to Ps. 13).

b)	Futures - IRSA

See Note 22 to the Unaudited Basic Financial Statements.

c)	Futures – HASA

In order to reduce financing costs related to loans granted by Standard Bank Argentina S.A., HASA entered into non-deliverable forwards (“NDF”) for the purchase of US Dollars. The Company has recognized a gain on such transactions that amounts to Ps. 953 included under “Other holding gains/losses” of the Statement of Income.

NOTE 26:	SUBSEQUENT EVENTS

A. Alto Palermo S.A.

1.	Purchase of TGLT S.A.’s shares.

On April 4, 2011, APSA acquired 876,474 registered non-endorsable common shares entitled to one vote per share, issued by TGLT S.A., for the price of Ps. 7.9 million, reaching an 8.87% in TGLT’s common capital stock.

2.	Repurchase of Notes Series I

On April 18, 2011, APSA repurchased its Notes Series I from Cresud in a nominal amount of US$ 5.0, held by Cresud in its investment portfolio, at a price of US$ 5.1 million of principal and accrued interest.

3.	Call to General Shareholders’ Meeting

On April 28, 2011, the Board of Directors of APSA decided to call a General Regular and Special Shareholders’ Meeting to be held on May 26, 2011, at 2pm, at Moreno 809, to transact the following businesses:

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:	(Continued)

3.	(Continued)

•

Increase of capital stock up to Ps. 205 million through the issuance of up to 2,050,000,000 new common shares in book-entry form of 0.10 pesos par value each, in one or more tranches, with or without additional paid in capital and a right to one vote each, with dividend rights pari passu the shares then outstanding, to be placed through public offerings in the domestic and/or foreign markets.

•

Delegation onto the Board of Directors to define the terms and conditions for the issuance of one or more tranches, not expressly determined by the shareholders’ meeting, with powers to delegate such functions in one or more directors or managers of the Company, or any designee.

•

Reduction of the term for exercising the pre-emptive rights and rights of first refusal to a term of up to 10 running days for each issue, pursuant to section 194 of Act 19.550 and applicable regulations.

•

Consideration of disposition alternatives for notes convertible into common shares at an annual rate of 10% currently outstanding in the amount of US$ 31,755,502 nominal value, issued on July 19, 2002, contingent upon the effective capital increase being considered in this meeting, including without limitation, the repurchase offer, the call to a meeting of note holders to modify one or more terms and conditions of issue.

Given the capital increase to be considered by APSA Shareholders’ Meeting, the Board of Directors decided to call a Regular and Special Shareholders’ Meeting to be held on May 26, 2011, at 12 pm, outside the registered office, at Moreno 809 to transact the following businesses:

•

Alternatives available for the disposition of convertible Notes issued by APSA due in 2014, contingent upon the effective increase of APSA capital stock. Consideration, if applicable, of such alternatives including without limitation, repurchase offer and determination of minimum and maximum thresholds for sale, potential actions in the event of a call to note holders meeting for the amendment of one or more terms and conditions of issue.

•

Procedure to be followed by the Company as to its current pre-emptive right and right of first refusal, in order to facilitate a new public offering without losing its controlling shareholder quality. Alternatives to be considered for the use, assignment and any other form of disposition, whether or not for valuable consideration, and the various forms or methods, as to the exercise of pre-emptive rights and rights of first refusal, in order to make a new public offering of APSA capital stock effective.

•

Delegation of powers on the Board of Directors to structure motions and mandate to be granted in APSA Shareholders’ Meeting and a possible adjournment thereof, as indicated in the item and in respect to the capital increase of the company.

•	Consideration of payment of a dividend only in cash out of retained earnings as of June 30, 2010 and/or total or partial reversal of optional reserves, as provided for in the Shareholders’ Meeting.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the Unaudited Financial Statements

For the nine-month periods

Beginning on July 1, 2010 and 2009 and

ended March 31, 2011 and 2010

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of March 31, 2011 and June 30, 2010

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2011	June 30, 2010		March 31, 2011	June 30, 2010

ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 2)	33,119	7,453	Trade accounts payable (Note 6)	14,034	22,715
Investments (Exhibits C and D)	58,832	77,222	Customer advances (Note 7)	6,701	19,865
Accounts receivable, net (Note 3)	39,017	38,940	Short-term debt (Note 8)	478,891	399,975
Other receivables (Note 4)	202,375	97,652	Salaries and social security payable	2,130	3,547
Inventories (Note 5)	14,334	33,478	Taxes payable (Note 9)	12,130	16,086

Total Current Assets	347,677	254,745	Other liabilities (Note 10)	79,088	24,986

			Subtotal Current Liabilities	592,974	487,174

			Allowances (Exhibit E)	699	631

			Total Current Liabilities	593,673	487,805

NON-CURRENT ASSETS
Accounts receivable, net (Note 3)	10,177	16,551	NON-CURRENT LIABILITIES
Other receivables (Note 4)	67,735	64,774	Customer advances (Note 7)	3	1,206
Inventories (Note 5)	39,633	58,111	Long-term debt (Note 8)	1,247,501	637,461
Investments (Exhibits C and D)	3,099,556	2,334,314	Taxes payable (Note 9)	44,984	55,869
Fixed assets, net (Exhibit A)	940,893	958,039	Other liabilities (Note 10)	62,544	61,656

Intangible assets, net (Exhibit B)	41	721	Total Non-Current Liabilities	1,355,032	756,192

Subtotal Non-Current Assets	4,158,035	3,432,510	Total Liabilities	1,948,705	1,243,997

Negative goodwill, net	(38,654)	(40,212)

Total Non-Current Assets	4,119,381	3,392,298	SHAREHOLDERS´ EQUITY (according to the corresponding statement)	2,518,353	2,403,046

Total Assets	4,467,058	3,647,043	Total Liabilities and Shareholders´ Equity	4,467,058	3,647,043

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Fernando A. Elsztain Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2011	March 31, 2010
Revenues	186,018	273,461
Costs (Exhibit F)	(68,236)	(72,652)

Gross profit	117,782	200,809

Administrative expenses (Exhibit H)	(55,406)	(53,995)
Selling expenses (Exhibit H)	(10,643)	(2,498)

Subtotal	(66,049)	(56,493)

Gain from recognition of inventories at net realizable value	14,187	4,163

Operating income	65,920	148,479

Amortization of negative goodwill, net	1,558	1,557

Financial results generated by assets:
Interest income	24,704	30,423
Foreign exchange gain	13,751	8,412
Other Holding gain	15,643	14,146

Subtotal	54,098	52,981

Financial results generated by liabilities:
Interest expense (Exhibit H)	(120,602)	(60,480)
Foreign exchange loss	(44,978)	(15,741)
Other financing expenses (Exhibit H)	(3,981)	(1,150)

Subtotal	(169,561)	(77,371)

Financial results, net	(115,463)	(24,390)

Gain on equity investees (Note 12.c.)	265,696	232,340
Other expenses, net (Note 11)	(9,357)	(10,279)

Net income before tax	208,354	347,707

Income tax and MPIT (Note 15)	14,807	(47,974)

Net income for the period	223,161	299,733

Earnings per share (Note 13):
Basic net income per share	0.386	0.518
Diluted net income per share	0.386	0.518

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Fernando A. Elsztain Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

Caption	Shareholders’ contributions				Reserved earnings		Cumulative translation adjustment	Retained earnings	Total at the period end
	Common stock (Note 14.a)	Inflation adjustment of common stock	Additional paid- in capital	Total	Legal reserve (Note 14.b)	Reserve for new developments
Balances as of June 30, 2009	578,676	274,387	793,123	1,646,186	32,374	193,486	12,849	210,767	2,095,662

Cumulative translation adjustment	—	—	—	—	—	—	940	—	940
Appropriation of retained earnings approved by Shareholders meeting held 10.29.09
-Distribution of dividends	—	—	—	—	—	—	—	(31,727)	(31,727)
-Legal Reserve increase	—	—	—	—	7,932	—	—	(7,932)	—
Net gain for the period 07.01.09 – 03.31.10	—	—	—	—	—	—	—	299,733	299,733

Balances as of March 31, 2010	578,676	274,387	793,123	1,646,186	40,306	193,486	13,789	470,841	2,364,608

Cumulative translation adjustment	—	—	—	—	—	—	3,670	—	3,670
Net gain for the period 04.01.10 – 06.30.10	—	—	—	—	—	—	—	34,768	34,768

Balances as of June 30, 2010	578,676	274,387	793,123	1,646,186	40,306	193,486	17,459	505,609	2,403,046

Appropriation of retained earnings approved by Shareholders meeting held 10.29.10
- Distribution of dividends	—	—	—	—	—	—	—	(120,000)	(120,000)
- Legal Reserve increase	—	—	—	—	16,725	—	—	(16,725)	—
- Reserve for new developments increase	—	—	—	—	—	197,776	—	(197,776)	—
Cumulative translation adjustment	—	—	—	—	—	—	12,146	—	12,146
Net gain for the period 07.01.10 – 03.31.11	—	—	—	—	—	—	—	223,161	223,161

Balances as of March 31, 2011	578,676	274,387	793,123	1,646,186	57,031	391,262	29,605	394,269	2,518,353

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

.

Fernando A. Elsztain Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2011	March 31, 2010
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	57,467	99,408
Cash and cash equivalents as of the end of the period	75,519	36,038

Net increase (decrease) in cash and cash equivalents	18,052	(63,370)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
- Net income for the period	223,161	299,733
- (Less) Plus income tax and MPIT accrued for the period	(14,807)	47,974
- Adjustments to reconcile net income to cash flows from operating activities
• Allowances and provision	23,035	25,465
• Amortization and depreciation	18,037	18,158
• Gain on equity investees	(265,696)	(232,340)
• Financial results, net	(2,144)	(38,633)
• Increase in accrued interest	92,295	58,317
• Gain from recognition of inventories at net realizable value	(14,187)	(4,163)
• Amortization of negative goodwill, net	(1,558)	(1,557)
- Changes in certain assets and liabilities net of non cash transaction:
• Decrease in accounts receivables, net	11,462	19,202
• Increase in other receivables	(13,250)	(3,454)
• Decrease in inventories	42,399	41,139
• Decrease in trade accounts payable	(10,600)	(2,055)
• (Decrease) increase in customer advances	(14,678)	8,199
• Decrease in taxes payable and salaries and social security payable	(3,861)	(15,589)
• Decrease in other liabilities	(22,028)	(3,984)

Net cash provided by operating activities	47,580	216,412

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease in other investments	170,553	23,747
• Decrease in current investment	11,856	20,213
• Cash collected by merger, spin off-merger and acquisitions of related parties	—	5,038
• Purchase and improvements of fixed assets	(1,389)	(480)
• Advance payments for the acquisition of shares	(256)	(23,028)
• Share-holding increase in associates and subsidiaries	(480,249)	(208)
• Increase of undeveloped parcels of land	—	(22,282)
• Irrevocable contributions in subsidiary companies	(314,847)	(347,416)
• Dividends collected	114,784	35,733
• Cash collected from loans granted to related parties	53,232	5,856
• Loans granted to related parties	(68,682)	(40,621)

Net cash used in investing activities	(514,998)	(343,448)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payments of dividends	(120,000)	(31,727)
• Issuance of non-convertible notes, net of issuance expense	567,449	—
• Increase in bank overdraft, net	39,244	220,916
• Payments of loans with related companies	(636)	(56,729)
• Increase of loans with related companies	56,265	—
• Payment of loans	(40,000)	—
• Increase in financial loans	75,000	—
• Payments of interest	(91,852)	(68,794)

Net cash provided by financing activities	485,470	63,666

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	18,052	(63,370)

1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these Unaudited Financial Statements.

Fernando A. Elsztain Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2011	March 31, 2010
Supplemental cash flow information
• Income tax paid	9,177	28,872

Non-cash activities:
• Increase in inventories through a decrease in fixed assets, net	—	38,854
• Increase in non-current investments through a decrease in other receivables	(56,593)	14,773
• Decrease in non-current investments through an increase in other receivables	—	6,359
• Cumulative translation adjustment	12,146	(940)
• Transfer of undeveloped parcels of land to inventories	3,030	—
• Increase in inventories through a decrease in equity investments	14,541	—

	March 31, 2011	March 31, 2010
Merger, spin off-merger and acquisition of inventories (Note 16.2)
• Current investments	—	13
• Accounts receivable, net	—	953
• Other receivables	—	(51,187)
• Inventories	—	12,666
• Fixed assets, net	—	93,678
• Intangible assets, net	—	128
• Undeveloped parcels of land and other investments	—	9,667
• Other non-current investments	—	8,396
• Non-current investments	—	248,037
• Negative goodwill, net	—	(42,290)
• Trade Accounts Payable	—	1,244
• Customer Advances	—	(1,105)
• Salaries and social security payable	—	(1,261)
• Taxes payable	—	(14,372)
• Other liabilities	—	(1,876)

Net value of assets acquired not considered cash and cash equivalents	—	262,691

• Cash and cash equivalents	—	5,038

Net value of assets acquired	—	267,729

• Higher value of the acquired assets	—	(6,575)
• Equity from merged and acquired subsidiaries	—	(303,444)
• Goodwill	—	42,290

Net value of merger	—	—

Fernando A. Elsztain Director Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements

For the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1.	Preparation and presentation of financial statements

These unaudited financial statements are stated in thousands of Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, approved with certain amendments by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The Company’s results for the nine-month periods ended March 31, 2011 and 2010 have not been audited. The Company’s management estimates that they include all the adjustments necessary to present fairly the results for each period.

The Company’s nine-month periods results do not necessarily reflect the proportion of the Company’s full-year results.

1.2.	Use of estimates

The preparation for financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes, contingencies allowances, fair value of assets acquired in a business combination, the fulfillment of certain conditions for valuation of inventories to its net realizable value and fair value of transaction of exchanges (barters). Future actual results could differ from the estimates and assumptions made at the date of these financial statements.

1.3.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine Pesos, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.3. (Continued)

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4.	Comparative information

Balances items as of June 30, 2010 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances as of March 31, 2011 of the unaudited income, shareholders’ equity and cash flow statements are shown for comparative purpose with the same period of the previous fiscal year.

The financial statements as of June 30, 2010 and March 31, 2010 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period.

1.5.	Significant accounting polices

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period/year end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

c.	Current investments

Current investments in equity and debt securities and mutual funds were valued at their net realizable value.

d.	Accounts receivable, net and trade accounts payable

Accounts receivable, net and trade accounts payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at the estimated price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

e.	Financial receivables and payables

Financial receivables and payables have been valued at nominal value plus accrued interest at the end of the period/year. Values obtained by this do not differ significantly from those that had been valued at the amount deposited and collected, respectively, net of the cost of the transaction, plus financial results accrued based on the internal rate of return estimated at the time of initial recognition.

f.	Other receivables and liabilities

Other receivables and other liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period/year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction as estimated at the time of recognizing the item in assets and liabilities, respectively.

Certain receivables and liabilities disclosed under other non-current receivables and liabilities, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the accounting professional standards, deferred tax assets and liabilities and minimum presumed income tax (MPIT) have not been discounted.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3. or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

h.	(Continued)

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its net realizable value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Units to be received:

The Company has rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

i.	Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets.

•	Investments in subsidiaries and equity investments:

Non-current investments in subsidiaries and equity investments detailed in Exhibit C, have been valued by using the equity method of accounting based on the unaudited financial statements at March 31, 2011 issued by them. The accounting standards used by the subsidiaries and related companies to prepare their financial statements are similar to the ones used by the Company.

This item includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiaries and affiliated companies acquired.

•	Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A.:

The financial statements of Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

i.	(Continued)

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Tyrus S.A. and Torodur S.A.:

Uruguay-based Tyrus S.A. and Torodur S.A. have been classified as not integrated into the Company’s operations in relation to its investments whose operations are carried out fully abroad.

Tyrus’s and Torodur´s assets and liabilities were converted into pesos at the exchange rate in force at the close of the period/year. The Statement of Income accounts have been converted into pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption, in the line “Cumulative translation adjustment”.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values of non-current investments thus obtained, do not exceed their respective estimated recoverable values at the end of the period/year.

j.	Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

•	Rental properties:

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period/year. The Company capitalizes the financial accrued costs associated with long-term construction projects.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

j.	(Continued)

Depreciation was computed under the straight-line method over the estimated useful lives of each asset applying annual rates in order to extinguish their values at the end of its useful life.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Unaudited Statements of Income.

•	Other properties and equipment:

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period/year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Intangible assets, net

Intangible assets mainly corresponds to expenses that the Company avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (see Note 1.5.I.). These are shown net of their accumulated amortization.

Intangible assets are amortized during the average initial remaining useful life of the rent contracts acquired.

The value of these assets does not exceed its estimated recoverable value as of period/year-end.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

l.	Business combinations

Significant entities or net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18 and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. The Company identified the assets and liabilities acquired, that included intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that the Company avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent to customer relations.

The process of identification and the determination of the purchase price paid is a matter that requires complex judgments and significant estimates.

The Company uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, buildings and shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the Company’s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

If the price paid is larger than the value of the tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

m.	Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results and holding gain/loss, net” in the unaudited Statements of Income as a greater financing expense.

n.	Customer advances

Customer advances represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

o.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 15).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

o.	(Continued)

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issuance of these financial statements.

p.	MPIT

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized MPIT accrued in the period and paid in previous years as credit, because the Company estimates that in the future years it may be computable as prepayment of income tax.

q.	Allowances and Provisions

Allowance for doubtful accounts: the allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a case-by-case basis considering the present value of expected future cash flows. When it comes to its mortgage-secured receivables, the Company applies the collateral’s realization value upon analyzing the recoverability of receivables with hints of uncollectibility.

While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

For impairment of assets: the Company regularly asses its non-current assets for recoverability at the end of every year.

The Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets which had been impaired in prior years increases, the Company records the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of fixed assets during the period ended as of March 31, 2011 and the fiscal year ended as of June 30, 2010 are detailed in Exhibit E.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

q.	(Continued)

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

r.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock”.

“Cumulative translation adjustment” corresponds to the exchange gains/losses arising from the conversion of Tyrus S.A. and Torodur S.A. financial statements.

s.	Profit and loss accounts

The profit and loss for the period are shown as follows:

Amounts included in Unaudited Statements of Income are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and equity investments were calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

t.	Revenue recognition

t.1.	Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not recognize results until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

t.2.	Revenues from leases

Revenues from leases are recognized considering its terms and conditions and over the life of the related lease contracts.

u.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

v.	Negative Goodwill, net

Goodwill has been restated following the guidelines mentioned in Note 1.3. and amortization has been calculated by the straight-line method based on an estimated useful life, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

w.	Dividends

IRSA’s Board of Directors decided that its dividend policy shall consist in the distribution, pro rata amongst the Shareholders, of an amount equivalent to the highest of a) up to twenty per cent (20%) of revenues posted by the “Offices and others” segment that comes from the Net Operating Income by Business Segment as of June 30 of each year (Note 3 to the unaudited consolidated financial statements) or b) up to twenty per cent (20%) of net income as of June 30 of each year. This policy requires that the Company must at all times abide by the covenants imposed on it by virtue of its financial commitments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

x.	Financial Derivatives Instruments

The Company uses certain financial instruments as a supplement to reduce financing costs. The Company is not engaged in trading or any other speculative use of financial instruments.

A breakdown of the Company’s transactions with financial derivatives is included in Note 22.

The resulting assets and/or liabilities have been valued at their net realizable value and/or estimated settlement cost at the end of the fiscal year/period.

Any difference arising during the period/fiscal year due to the measurement criteria has been recognized under “Financial results generated on assets/liabilities - Other holding gains/losses”, as applicable.

1.6	Adoption of the International Financial Reporting Standards

The National Securities Commission through the Resolution No. 562 has mandated that the Technical Resolution No. 26 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE) is to be applied by the companies admitted to the Public Offering System under Law No. 17,811 in connection with either their capital and/or negotiable obligations, and/or by the companies that have applied for admission to the Public Offering System. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply IFRS as from the fiscal year beginning on July 1st, 2012. On April 29, 2010, IRSA’s Board of Directors has approved the specific implementation plan for the application of IFRS, which is currently underway.

NOTE 2:	CASH AND BANKS

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010
Cash on hand (Exhibit G)	136	119
Banks accounts (Exhibit G)	32,635	2,117
Checks to be deposited	348	5,217

	33,119	7,453

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	March 31, 2011		June 30, 2010
	Current	Non- current	Current	Non- current
Mortgages, leases receivable and services (1) (Exhibit G)	31,919	10,177	25,607	16,551
Related parties (Note 12.a.) (Exhibit G)	11,570	—	14,738	—
Debtors under legal proceedings and past due debts	8,782	—	8,355	—
Notes receivable	—	—	339	—
Less:
Allowance for doubtful accounts (Exhibit E)	(13,254)	—	(10,099)	—

	39,017	10,177	38,940	16,551

(1)	Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	March 31, 2011		June 30, 2010
	Current	Non- current	Current	Non- current
Related parties (Note 12.a.) (Exhibit G)	189,598	16,455	41,036	34,430
Receivables from the sale of shares (Exhibit G) (1)	—	—	35,772	—
Guarantee deposits (Exhibit G)	—	—	8,402	—
Prepaid expenses and services	6,252	996	7,933	1,168
Transactions to be liquidated (Note 22)	486	—	—	—
MPIT	—	49,692	—	28,589
Present value	—	(163)	—	(168)
Others (Exhibit G)	6,039	755	4,509	755

	202,375	67,735	97,652	64,774

(1)	See Note 16.9.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	INVENTORIES

The breakdown for this item is as follows:

	March 31, 2011		June 30, 2010
	Current	Non- current	Current	Non- current
Credit from barter of Caballito (Cyrsa) (1) (Note 12.a.)	—	—	—	37,939
Caballito Plot of Land (1)	—	24,494	—	—
Caballito Nuevo (2)	8,337	2,307	25,808	6,654
El Encuentro (3)	3,957	4,387	4,938	5,318
Plot of land receivables Pereiraola (4)	—	8,200	—	8,200
Abril	1,064	245	1,755	—
Other inventories	976	—	977	—

	14,334	39,633	33,478	58,111

(1)	In July 2008, the Company and Cyrsa executed and delivered a barter deed for US$ 12.6 million whereby the Company conveyed to Cyrsa a plot of land in the Caballito neighborhood. In turn, Cyrsa Agreed to conduct a real estate development in that plot for the construction of homes. As consideration, Cyrsa would pay 25% of the units making up the buildings to be constructed in the plot. To guarantee compliance with its obligations, Cyrsa mortgaged the land for the amount of US$ 12.6 million in favor of the Company.

On December 17, 2010, the Company and Cyrsa executed an agreement whereby they extinguished the obligations arising from the barter agreement dated June 30, 2008 and the title deed dated July 31, 2008. The Company thus considers that the first mortgage set up to guarantee the obligations taken on by Cyrsa has been cancelled whilst Cyrsa conveys full title over the property bartered, which has been recognized at its original book value.

(2)	In May 2006, Koad S.A. (“Koad”) and the Company entered into an asset exchange agreement valued at US$ 7.5 million pursuant to which the Company delivered to Koad a parcel in Caballito for the construction of a building complex to be named “Caballito Nuevo.” As consideration therefore, Koad S.A. made a down payment of US$ 0.05 million and agreed to cancel the US$ 7.4 million balance by delivering 118 apartments and 55 parking spaces. To secure this transaction, Koad raised a US$ 7.5 million mortgage on the parcel that constitutes its subject matter and posted a surety bond for US$ 1.0 million. On October 15, 2010, Koad conveyed to IRSA full title, possession and ownership over the units agreed in the barter deed and the security interests that had been set up in that respect were cancelled.

Preliminary sales agreements were signed over 75 functional units to be received. With these units recognized at net realizable value, this transaction generated gain of Ps.4,075 during the nine-month period ended on March 31, 2011 and Ps. 4,839 during the fiscal year ended as of June 30, 2010. As of May 31, 2011 the sale had been perfected upon execution of the deed of conveyance of 70 units for which the respective preliminary sales agreements had been signed.

(3)	In March 2004, the Company sold (through subsidiaries) a parcel in Benavidez to Desarrolladora El Encuentro S.A. (DEESA) in exchange for (i) US$ 1.0 million in cash and (ii) 110 residential lots in the parcel to be subdivided by DEESA for US$ 3 million. On December 22, 2009 DEESA delivered the residential lots. In addition preliminary sales agreements have been signed for 12 units. With these units recognized at net realizable value, this transaction generated gain of Ps. 2,360 for the nine-month period ended March 31, 2011 and Ps. 1,044 during the fiscal year ended as of June 30, 2010. Title deeds have been drawn for the sale of a further 26 units.
(4)	See Note 16.5.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTA 6:	TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010
Related parties (Note 12.a.) (Exhibit G)	5,841	13,274
Suppliers (Exhibit G)	3,977	4,642
Accruals	4,068	4,579
Others	148	220

	14,034	22,715

NOTE 7:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	March 31, 2011		June 30, 2010
	Current	Non- current	Current	Non- current
Customer advances (Exhibit G)	4,891	—	17,468	—
Leases and services advances	1,810	3	2,397	1,206

	6,701	3	19,865	1,206

NOTE 8:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	March 31, 2011		June 30, 2010
	Current	Non- current	Current	Non- current
Bank Overdrafts	351,156	—	311,912	—
Bank Loans (Exhibit G) (1)	107,108	54,418	68,054	52,767
Non convertible Notes -2017 (Notes 12.a., 17 and Exhibit G) (2)	7,740	603,800	20,009	584,694
Non convertible notes - 2020 (Note 17 and Exhibit G) (3)	12,887	589,283	—	—

	478,891	1,247,501	399,975	637,461

(1)	The balance as of March 31, 2011 includes:

a)	Ps. 31,342 under current balances and Ps. 54,418 under long-term balances in relation to the debt for purchase the Republica building (Exhibit G).
b)	Ps. 75,766 corresponding to a loan granted by Banco de la Nación Argentina due in June 2011, at a nominal fixed rate of 13% per annum.

(2)	It is disclosed net of issuance expenses for Ps. 874 current and Ps. 4,300 non-current and Ps. 874 current and Ps. 4,956 non-current as of March 31, 2011 and June 30, 2010, respectively.
(3)	It is disclosed net of issuance expenses for Ps. 710 current and Ps. 5,859 non-current, as of March 31, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	TAXES PAYABLES

The breakdown for this item is as follows:

	March 31, 2011		June 30, 2010
	Current	Non- current	Current	Non- current
MPIT	38	—	5,826	—
Provision on tax on Shareholders’ personal assets	4,251	1,119	3,582	—
VAT, net balance	2,404	—	3,361	—
Tax retentions to third parties	4,816	—	1,472	—
Gross revenue tax	337	—	1,160	—
Income tax, net	—	—	390	—
Tax facilities for gross revenue tax	142	249	153	351
Tax facilities for municipal taxes	142	366	142	472
Deferred income tax (Note 15)	—	43,250	—	55,046

	12,130	44,984	16,086	55,869

NOTE 10:	OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2011		June 30, 2010
	Current	Non- Current	Current	Non- current
Related parties (Note 12.a. and Exhibit G)	64,853	59,262	1,246	57,457
Directors’ fees provision (Note 12.a.) (1)	5,952	—	15,060	—
Administration and reserve funds	2,995	—	3,395	—
Guarantee deposits (Exhibit G)	4,067	3,160	3,014	4,106
Below Market leases (Note 1.5.l.)	—	—	1,308	—
Present value	—	(73)	—	(102)
Others	1,221	195	963	195

	79,088	62,544	24,986	61,656

(1)	As of March 31, 2011 and June 30, 2010, it is disclosed net of advances to Directors for Ps. 12,064 and Ps. 11,519, respectively.

NOTE 11:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	March 31, 2011	March 31, 2010
Other income:
Recovery of allowances	—	118
Others	47	396

Subtotal	47	514

Other expenses:
Donations	(5,096)	(3,969)
Tax on Shareholders’ personal assets	(3,096)	(3,543)
Unrecoverable VAT	(1,032)	(2,817)
Lawsuits contingencies (1)	(123)	(71)
Others	(57)	(393)

Subtotal	(9,404)	(10,793)

Total other expenses, net	(9,357)	(10,279)

(1)	As of March 31, 2011 includes Ps. 115 corresponding to allowances.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of March 31, 2011 and June 30, 2010, with subsidiaries, shareholders, affiliated and related companies are as follows:

Related parties	Current Investments	Non-current Investments	Account receivable, net – current	Other receivables – current	Other receivables – non current	Trade accounts payable – current	Other current liabilities	Other non current liabilities	Total
Alto Palermo S.A. (1)	12,349	135,312	1,049	124,201	—	(939)	(58,445)	—	213,527
Baicom Networks S.A. (5)	—	—	112	7	—	—	—	—	119
Banco Hipotecario S.A. (3)	—	—	—	—	—	(51)	—	—	(51)
Cactus Argentina S.A. (3)	—	—	2	—	—	—	—	—	2
Canteras Natal Crespo S.A. (5)	—	—	773	78	—	—	—	—	851
Consorcio Dock del Plata (4)	—	—	269	—	—	—	—	—	269
Consorcio Libertador S.A. (4)	—	—	144	106	—	(69)	(4)	—	177
Consorcio Torre Boston S.A. (4)	—	—	966	402	—	(1,158)	—	—	210
Consultores Assets Management S.A. (4)	—	—	1,139	28	—	(4)	—	—	1,163
Cresud S.A.C.I.F. y A. (2)	—	—	—	7,197	—	—	(4,188)	—	3,009
Cyrsa S.A. (5)	—	—	2,815	545	—	(1,614)	—	—	1,746
Directors (4)	—	—	—	165	—	—	(5,952)	(8)	(5,795)
E-Commerce Latina S.A. (1)	—	—	48	40	—	—	(426)	—	(338)
Emprendimiento Recoleta S.A. (1)	—	—	—	—	—	(4)	(2)	—	(6)
Estudio Zang, Bergel & Viñes (4)	—	—	—	22	—	(430)	—	—	(408)
Fibesa S.A. (1)	—	—	48	3	—	(5)	—	—	46
Fundación IRSA (4)	—	—	26	1	—	(138)	—	—	(111)
Futuros y opciones S.A. (4)	—	—	1	—	—	(2)	—	—	(1)
Hersha Hospitality Trust (3)	—	—	—	114	—	—	—	—	114
Hoteles Argentinos S.A. (1)	—	—	1	53	—	—	(813)	—	(759)
IMadison LLC (1)	—	—	—	616	—	—	—	—	616
Inversora Bolívar S.A. (1) (6)	—	—	45	72	—	—	(480)	—	(363)
IRSA International LLC (1)	—	—	—	661	—	(542)	—	—	119
Llao – Llao Resorts S.A. (1)	—	—	1,889	41	—	(31)	—	(7)	1,892
Museo de los niños (4)	—	—	21	—	—	—	—	—	21
New Lipstick LLC (3)	—	—	—	335	—	—	—	—	335
Nuevas Fronteras S.A. (1)	—	—	50	1	—	(135)	(21)	(4,874)	(4,979)
Palermo Invest S.A. (1) (6)	—	—	70	44	—	—	(246)	—	(132)
Panamerican Mall S.A. (1)	—	—	13	1	—	(1)	—	—	13
Employees (4)	—	—	—	435	—	(21)	—	—	414
Puerto Retiro S.A. (5)	—	—	115	1	—	(11)	—	—	105
Quality Invest S.A. (5)	—	—	122	—	—	(112)	—	—	10
Real Estate Investment Group LP (1)	—	—	—	21,286	—	—	—	—	21,286
Real Estate Investment Group LP IV (1)	—	—	—	32,940	—	—	—	—	32,940
Ritelco S.A. (1)	—	—	—	4	—	—	(228)	(54,373)	(54,597)
Shopping Neuquén S.A. (1)	—	—	—	1	—	—	—	—	1
Solares de Santa María S.A. (1)	—	—	1,800	65	16,455	(574)	—	—	17,746
Tarshop S.A. (3)	—	—	35	—	—	—	—	—	35
Torodur S.A. (1)	—	—	—	112	—	—	—	—	112
Tyrus S.A. (1)	—	—	—	21	—	—	—	—	21
Unicity S.A. (1)	—	—	17	—	—	—	—	—	17

Totals as of March 31, 2011	12,349	135,312	11,570	189,598	16,455	(5,841)	(70,805)	(59,262)	229,376

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

a.	(Continued)

Related parties	Current Investments	Non-current Investments	Account receivable, net – current	Other receivables – current	Other receivables – non current	Inventories Caballito plot of land barter	Trade accounts payable – current	Short-term debt	Long-term debt	Other current liabilities	Other non- current liabilities	Total
Alto Palermo S.A. (1)	20,720	293,890	1,943	220	—	—	(3,670)	—	—	—	—	313,103
Banco Hipotecario (3)	—	—	—	—	—	—	(159)	—	—	—	—	(159)
Cactus Argentina S.A. (3)	—	—	2	—	—	—	—	—	—	—	—	2
Canteras Natal Crespo S.A. (5)	—	—	634	102	—	—	—	—	—	—	—	736
Consorcio Dock del Plata (4)	—	—	883	2	—	—	(10)	—	—	(3)	—	872
Consorcio Libertador S.A. (4)	—	—	—	20	—	—	(66)	—	—	(4)	—	(50)
Consorcio Torre Boston S.A.(4)	—	—	595	205	—	—	—	—	—	—	—	800
Consultores Assets Management S.A. (4)	—	—	814	29	—	—	(2)	—	—	—	—	841
Cresud S.A.C.I.F. y A. (2)	—	—	948	35,573	—	—	(6,748)	(4,616)	(72,174)	—	—	(47,017)
Cyrsa S.A. (5)	—	—	3,170	16	—	37,939	(1,576)	—	—	—	—	39,549
Directors (4)	—	—	—	164	—	—	(36)	—	—	(15,060)	(8)	(14,940)
E-Commerce Latina S.A. (1)	—	—	72	295	—	—	—	—	—	—	—	367
Emprendimiento Recoleta S.A. (1)	—	—	—	—	—	—	(1)	—	—	—	—	(1)
Estudio Zang, Bergel & Viñes (4)	—	—	—	22	—	—	(290)	—	—	—	—	(268)
Fibesa S.A. (1)	—	—	248	3	—	—	(42)	—	—	—	—	209
Fundación IRSA (4)	—	—	36	5	—	—	—	—	—	—	—	41
Hersha Hospitality Trust (3)	—	—	—	112	—	—	—	—	—	—	—	112
Hoteles Argentinos S.A. (1)	—	—	9	21	—	—	—	—	—	(789)	—	(759)
Inversora Bolívar S.A. (1) (6)	—	—	—	607	—	—	(5)	—	—	—	—	602
IRSA International LLC (1)	—	—	—	633	—	—	(525)	—	—	—	—	108
Llao – Llao Resorts S.A. (1)	—	—	980	2,237	19,792	—	—	—	—	(260)	—	22,749
Miltary S.A. (1)	—	—	—	9	—	—	—	—	—	—	—	9
Museo de los niños (4)	—	—	26	—	—	—	—	—	—	—	—	26
Nuevas Fronteras S.A. (1)	—	—	145	1	—	—	(81)	—	—	(19)	(4,726)	(4,680)
Palermo Invest S.A. (1) (6)	—	—	10	36	—	—	—	—	—	—	—	46
Panamerican Mall S.A. (1)	—	—	—	1	—	—	(3)	—	—	—	—	(2)
Employees (4)	—	—	—	48	—	—	(28)	—	—	—	—	20
Puerto Retiro S.A. (5)	—	—	119	—	—	—	(11)	—	—	—	—	108
Quality Invest S.A. (1)	—	—	14	—	—	—	—	—	—	—	—	14
Real Estate Investment Group LP (1)	—	—	—	581	—	—	—	—	—	—	—	581
Ritelco S.A. (1)	—	—	—	6	—	—	—	—	—	(171)	(52,723)	(52,888)
Shopping Neuquén S.A. (1)	—	—	—	1	—	—	—	—	—	—	—	1
Solares de Santa María S.A. (1)	—	—	1,300	49	14,638	—	—	—	—	—	—	15,987
Tarshop S.A. (3)	—	—	2,790	—	—	—	(21)	—	—	—	—	2,769
Torodur S.A. (1)	—	—	—	8	—	—	—	—	—	—	—	8
Tyrus S.A. (1)	—	—	—	30	—	—	—	—	—	—	—	30

Totals as of June 30, 2010	20,720	293,890	14,738	41,036	34,430	37,939	(13,274)	(4,616)	(72,174)	(16,306)	(57,457)	278,926

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

b.	Results on subsidiary, shareholder, affiliated and related parties during the period ended March 31, 2011 and 2010 are as follows:

Related parties	Sales and services fees	Leases earned	Interest earned	Donations	Fees	Interest lost	Totals
Alto Palermo S.A. (APSA) (1)	—	3,413	14,925	—	(887)	(1,660)	15,791
Canteras Natal Crespo S.A. (5)	72	—	6	—	—	—	78
Cresud S.A.C.I.F. y A. (2)	—	511	583	—	(12,932)	(4,759)	(16,597)
Consorcio Dock del Plata S.A. (4)	78	—	—	—	—	—	78
Consorcio Libertador S.A. (4)	92	9	—	—	—	—	101
Consorcio de Propietarios Torre Boston (4)	241	—	—	—	—	—	241
Consultores Assets Management S.A. (4)	—	14	—	—	—	—	14
CYRSA S.A. (5)	—	12	—	—	—	—	12
Directors (4)	—	—	—	—	(13,865)	—	(13,865)
E-Commerce S.A. (1)	5	—	523	—	—	—	528
Estudio Zang, Bergel & Viñes (4)	—	—	—	—	(2,448)	—	(2,448)
Fibesa S.A (1)	29	537	—	—	—	—	566
Fundación Irsa (4)	—	—	—	(2,317)	—	—	(2,317)
Inversora Bolívar S.A. (1) (6)	—	—	507	—	—	—	507
Llao Llao Resorts S.A. (1)	—	57	612	—	—	—	669
Nuevas Fronteras S.A. (1)	535	—	—	—	—	(180)	355
Palermo Invest S.A. (1) (6)	—	—	214			(24)	190
Loans granted to employees (3)	—	—	46	—	—	—	46
Quality Invest S.A. (1)	—	—	81	—	—	—	81
Real Estate Investment Group LP (1)	—	—	1,342	—	—	—	1,342
Ritelco S.A. (1)	—	—	307	—	—	(691)	(384)
Solares de Santa María S.A. (1)	—	—	1,120	—	—	—	1,120
Tarshop S.A. (1)	141	1,842	—	—	—	—	1,983
Tyrus S.A. (1)	—	—	377	—	—	—	377

Totals at March 31, 2011	1,193	6,395	20,643	(2,317)	(30,132)	(7,314)	(11,532)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

b.	(Continued)

Related parties	Sales and services fees	Leases earned	Interest earned	Donations	Fees	Interest expense	Totals
Alto Palermo S.A. (APSA) (1)	—	2,669	26,986	—	(1,315)	—	28,304
Canteras Natal Crespo S.A. (5)	72	—	148	—	—	—	220
Cresud S.A.C.I.F. y A. (2)	—	790	978	—	(6,813)	(8,108)	(13,153)
Consorcio Dock del Plata S.A. (4)	169	—	—	—	—	—	169
Consorcio Libertador S.A. (4)	92	8	—	—	—	—	100
CYRSA (5)	292	94	—	—	—	—	386
Directors (4)	—	—	—	—	(24,070)	—	(24,070)
E-Commerce S.A. (1)	6	—	—	—	—	—	6
Estudio Zang, Bergel & Viñes (4)	—	—	—	—	(1,579)	—	(1,579)
Fibesa S.A. (1)	—	435	—	—	—	—	435
Inversora Bolívar S.A. (1) (6)	—	—	10	—	—	—	10
Llao Llao Resorts S.A. (1)	—	66	2,930	—	—	—	2,996
Nuevas Fronteras S.A. (1)	345	—	—	—	—	(173)	172
Loans granted to employees (4)	—	—	13	—	—	—	13
Ritelco S.A. (1)	—	—	—	—	—	(910)	(910)
Solares de Santa María S.A. (1)	—	—	886	—	—	—	886
Tarshop S.A. (1)	59	1,110	—	—	—	—	1,169

Totals at March 31, 2010	1,035	5,172	31,951	—	(33,813)	(9,191)	(4,846)

(1)	Subsidiary (direct or indirect)
(2)	Shareholders
(3)	Related party (direct or indirect)
(4)	Related party
(5)	Direct or indirectly joint control
(6)	See Note 16.2

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousand of Pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

c.	The composition of gain on equity investees is as follows:

	(Loss)/Gain	(Loss)/Gain
	March 31, 2011	March 31, 2010
Gain on equity investees	268,507	240,157
Gain on the sale of equity interest in subsidiaries or related parties	4,727	—
Amortization of negative goodwill and lower/higher purchase values/acquisition expenses	(624)	2,014
Accrual of financial results from notes of APSA (Note 18.1)	(7,307)	(10,723)
Foreign exchange gain on notes of APSA	393	892

	265,969	232,340

NOTE 13:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares:

	March 31, 2011	March 31, 2010
Weighted - average outstanding shares	578,676	578,676
Dilutive effect	—	—

Weighted - average diluted common shares	578,676	578,676

Below is a reconciliation between net income of the period and net income used as a basis for the calculation of the diluted earnings per share:

	March 31, 2011	March 31, 2010
Net income for calculation of basic earnings per share	223,161	299,733
Dilutive effect	—	—

Net income for calculation of diluted earnings per share	223,161	299,733

Net basic income per share	0.386	0.518
Net diluted income per share	0.386	0.518

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousand of Pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:	COMMON STOCK

a.	Common stock

As of March 31, 2011, common stock was as follows:

	Par	Approved by		Date of record with the Public Registry
	Value	Body	Date	of Commerce
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders’ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders’ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders’ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders’ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders’ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors’ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors’ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors’ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors’ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors’ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors’ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors’ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors’ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors’ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors’ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors’ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors’ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors’ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors’ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors’ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors’ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors’ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors’ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors’ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors’ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors’ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors’ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors’ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors’ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors’ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors’ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors’ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors’ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors’ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors’ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors’ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors’ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors’ Meeting (2)	12.31.2007	03.12.2008

	578,676

(1)	Conversion of negotiable obligations.
(2)	Exercise of options.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousand of Pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:	(Continued)

b.	Restriction on the distribution of profits

i)	In accordance with the Argentine Commercial Corporations Law and the Company's By-laws, 5% of the net and realized profit for the year, calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital. This legal reserve may be used only to absorb losses.

ii)	See Note 17.

iii)	See Note 1.5.w.

iv)	See Note 18.3.

NOTE 15:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at period-end
Deferred assets and liabilities
Cash and Banks	(10)	201	191
Investments	52,957	(5,887)	47,070
Accounts receivable, net	1,279	(7)	1,272
Other receivables	(217)	233	16
Inventories	(33)	(7,020)	(7,053)
Fixed assets, net	(108,286)	10,695	(97,591)
Tax loss carryfowards	—	14,832	14,832
Short and long-term debt	(2,041)	(2,070)	(4,111)
Salaries and social security payable	443	231	674
Other liabilities	862	588	1,450

Total net deferred liabilities	(55,046)	11,796	(43,250)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousand of Pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	(Continued)

The detail of tax loss carryfowards not expired that have not yet been used as of period/fiscal year amounts to:

Year of generation	Amount	Statute of Limitation
2011	42,377	2016

Tax loss carryforwards	42,377

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods ended March 31, 2011 and 2010, respectively:

Items	03.31.11	03.31.10
Pretax income	208,354	347,707
Statutory income tax rate	35%	35%

Income tax expense at statutory tax rate on pretax income	72,924	121,697

Permanent differences at tax rate:
- Restatement into constant currency	1,342	7,127
- Amortization of intangible assets	2,230	—
- Gain on equity investee	(91,704)	(81,319)
- Donations	1,784	754
- Tax on personal assets	1,084	1,240
- Others	544	(1,148)
- Difference between tax return and tax provision	(3,011)	—

Income tax charge for the period	(14,807)	48,351

MPIT charge for the period	—	(377)

Total income tax and MPIT charge for the period	(14,807)	47,974

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousand of Pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	(Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income:

	03.31.11	03.31.10
Total income and MPIT expense	(14,807)	48,351
Less temporary differences:
Additions
Investments	—	2,257
Other receivables	—	(1,879)
Tax loss carryfowards	14,832	3,604
Inventories	(7,020)	—
Fixed assets, net	—	(51,802)
Loans	(2,070)	—
Salaries and social security payable	231	315
Other liabilities	588	—
Reversals
Cash and Banks	201	70
Account receivable, net	(7)	(1,433)
Inventories	—	689
Investments	(5,887)	—
Other receivables	233	—
Fixed assets, net	10,695	—
Intangible assets		(528)
Banks and financial loans		230
Other liabilities		(2,033)

Total temporary differences	11,796	(50,510)

Less: Difference between tax return and tax provision	3,011	—

Plus balances incorporated from spin-off - merger (Note 16.2)	—	8,931

Total income tax	—	6,772

The Company in accordance with the accounting standards (See Res. Gral. CNV 485/05 y 487/06) has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of the date of the issuance of these unaudited financial statements that the adoption of this criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 115.1 million which should be recorded in the retained earnings for Ps. 120.1 million (loss) and in the income statement accounts of the period Ps. 5.0 million (gain). This effect includes those generated by subsidiaries.

The above-mentioned liability would probably be reverted according to the detail that follows:

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in million	7.6	8.8	7.0	91.7	115.1

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousand of Pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	ACQUISITIONS, SALE, CONSTITUTIONS AND REORGANIZATIONS OF BUSINESS AND REAL STATE ASSETS

1.	Sales of Buildings

During the nine-month period ended on March 31, 2011 and 2010, the Company conducted several transactions for the sale of some office rental properties, representative of a gross leasable area of 620 and 13,330 square meters, respectively, in exchange for a total of Ps. 10.5 million and Ps. 149.7 million, respectively.

Those transactions generated a gross gain of Ps. 8.1 million and Ps. 105.8 million, respectively.

2.	Merger and spin-off/merger between the Company and Patagonian Investment S.A.; and spin-off/merger with Palermo Invest S.A. and Inversora Bolívar S.A.

The Company’s Shareholders’ meeting held on November 27, 2009 approved, amongst other decisions, the corporate reorganization consisting in the merger by absorption of Patagonian Investment S.A. into the Company, and the spin-off of Palermo Invest S.A. and Inversora Bolívar S.A. to be subsequently merged with the Company as well as all the documentation concerning these transactions. Afterwards, on January 22, 2010, a public deed was drawn to formalize the Final Merger Agreement (“the Merger Agreement”) in due time filed with the oversight authorities (See Note 18.3).

3.	Acquisition of Catalinas Norte plot of land.

On December 2009 the Company acquired by public sale a plot of land of 3,649 square meters and located in the area known as Catalinas Norte in the Autonomous City of Buenos Aires.

The total amount paid was Ps. 95.0 million, of which: Ps. 19.0 million were paid together with the sing to the preliminary agreement and the outstanding balance of Ps. 76.0 million were paid at the time of executing and delivering the corresponding title deed, which took place during May, 2010.

4.	Option to acquire an interest in Alto Palermo S.A. (APSA)

In January 2010, the Company submitted a bid, which Parque Arauco S.A. (PASA) accepted, for acquiring, through a purchase option, the 29.55% interest held by PASA in APSA and the direct and indirect interest held by PASA in the Series I Convertible Notes issued in due time by APSA (“APSA’s Convertible Note 2014”) for a nominal value of US$ 15.5 million.

The acceptance of the bid granted the Company the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended subject to compliance with certain conditions.

The strike price has been fixed at the total and final amount of US$ 126.0 million. The Company has transferred US$ 6.0 million (non-refundable) to PASA as payment in exchange for the option, to be computed towards cancellation of the final price.

On September 21, 2010, the Company’s Board of Directors resolved to exercise the option, which was consummated on October 15, 2010 through the payment of the price balance and the transfer of the shares. According to the terms of the option, the dividends paid by APSA for the fiscal year ended on June 30, 2010 were deducted from the price.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousand of Pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

4.	(Continued)

As a consequence of the transaction, as of March 31, 2011, the Company’s interest in APSA rose from 94.89% (See Note 18.2.).

5.	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola)

In June 2010, the Company closed the sale and transfer of Pereiraola shares for US$ 11.8 million, for which it has collected US$ 1.94 million. The balance shall be paid through a transfer to the name of the Company of the higher of 6% of the marketable lots, or 39,601 square meters in the gated neighborhood that the buyer has agreed to develop in the property owned by Pereiraola, equivalent to US$ 2.1 million and four consecutive, half-yearly installments of US$ 1.94 million each plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal, having collected the first installment in December 2010.

6.	Acquisition of Torodur S.A.

In May 2010 the Company acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, the Company transferred a 2% ownership interest to CAM Communications LP, at cost.

7.	Sale of Torres Jardín IV

On October 25, 2010, the Company executed a preliminary sales agreement whereby it sold the lot that fronts Gurruchaga street, at Gurruchaga 220/254/256 street, at the intersection with Murillo street in the Autonomous City of Buenos Aires (Torres Jardín IV). The total price of the transaction had been fixed at US$ 2.9 million and the terms of payment were: US$ 0.9 million to be collected upon signing the preliminary sales agreement and the price balance, US$ 2.0 million, to be collected when possession is conveyed and the title deed over the property is executed, which took place in January 2011.

8.	Acquisition of shares in Banco Hipotecario S.A.

On July 26, 2010, in the framework of an offer launched by BHSA’s Board of Directors for the sale to existing shareholders of 36.0 million of its treasury Class D shares in portfolio, Banco Hipotecario sold approximately 26.9 million of said shares.

Exercising its preemptive right, the Company took part in the offer and acquired 4,352,243 Class D shares totaling Ps. 6.0 million. As a result of this transaction, as of December 31, 2010, the Company’s interest in BHSA increased from 5% to 5.29% (without considering treasury shares).

On January 7, 2011, the Company sold to Palermo Invest S.A. the equivalent of 4,352,243 Class D ordinary shares in BHSA for US$ 3.3 million. As a result of the sale, the Company’s interest in BHSA is once again 5% (without considering the treasury shares in portfolio).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousand of Pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

9.	Acquisition of Unicity S.A.

On September 1, 2010, E-Commerce Latina S.A. (100% subsidiary of the Company) acquired a 100% stake in Unicity S.A. (“Unicity”) for US$ 2.53 million. Unicity’s main assets consists in 31,491,932 shares representative of 10% of the capital stock of Solares De Santa María S.A. and because of which remained a liability to the Company for the balance of the purchase price of US$ 9.1 million. On September 28, 2010 the debt was capitalized and the Company received in exchange for 36,036,000 shares representing 88.61% of Unicity, being held by E-Commerce the remaining 11.39%.

10.	Acquisition of shares in TGLT S.A.

In December 2010, the Company acquired 9,598 non-endorsable, registered, common shares, with right to one vote each and representative of 0.01% of TGLT S.A.’s capital stock. The total price paid was Ps. 0.1 million.

11.	Sale of interest in Quality

On March 31, 2011, the Company and Palermo Invest S.A. sold to EFESUL S.A. (“EFESUL”) 50% of the capital stock of Quality. As a result of such sale, Quality became jointly controlled by the Company and EFESUL (See Note 22.A.7. to the Consolidated Financial Statements).

12.	Purchase of BACS shares

On March 10, 2011, the Company signed a stock purchase agreement with International Finance Corporation (IFC) for a total of 796,875 common shares, which represents a 1.28% of BACS capital stock in an aggregate amount of US$ 0.32 million, US$ 0.06 million of which were paid upon execution of the agreement, and the balance of US$ 0.26 million (supported by respective promissory notes) are to be repaid at the time of closing of the transaction, that is within 12 business days as from approval of the transaction by the BCRA, which is still pending.

NOTE 17:	ISSUANCE OF NOTES PROGRAM

In February 2007, the Company issued non-convertible Notes (Non convertible notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non-convertible notes (“The Program”) in a nominal value of up to US$ 200 million authorized by the National Securities Commission. Non-convertible notes-2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The Principal will be fully paid on maturity. Non-convertible notes-2017 contain covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the Board of Directors approved the extension of the maximum nominal value of the Program by an additional US$ 200 million, reaching a total amount of US$ 400 million, as approved by the Company’s General Shareholders’ Meeting held on October 29, 2009.

Within this framework, on July 20, 2010, the Company issued non-convertible Notes for a nominal value of US$ 150 million (“Class 2 Notes”) maturing on July 20, 2020. The issuance price was 97.838% of par value and they accrue interest at a nominal interest rate of 11.5% per annum, to be paid semi-annually on January 20 and June 20 each year, starting on January 20, 2011. The expenses related to the issuance amounted to Ps. 7.1 million.

On November 2, 2010, the Company’s General Shareholders’ Meeting approved a new expansion of the Program in force for up to a further US$ 50 million bringing it to US$ 450 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousand of Pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:	OTHER RELEVANT FACTS

1.	Purchase and sale of Alto Palermo’s Notes

During fiscal year ended June 30, 2009, the Company bought APSA Notes Series I and II for US$ 39.6 million and US$ 46.5 million, respectively. The total amount paid was US$ 19.3 million and US$ 8.2 million, respectively. These transactions generated results for Ps. 74,285 and Ps. 18,363, respectively. On October 12, 2010, the Company sold APSA’s Series I negotiable obligations through the secondary market for a nominal value of US$ 39.6 million that it had acquired in the course of fiscal 2009. The total amount collected from the transaction was US$ 38.1 million. The difference has been treated as an implicit financial cost of the transaction, which shall accrue and be amortized against income over the term of the notes.

2.	Agreement entered into with Cresud over an assignment of rights to APSA shares

On October 15, 2010, the Company and Cresud S.A. entered into an agreement to assign rights, for a term of one year, whereby the Company assigned to Cresud the voting rights associated to 8,817,259 non-endorsable, registered, common shares of par value Ps. 1 per share and equivalent to 0.70% of APSA’s subscribed capital stock. In exchange, Cresud must pay, as from the third month counted from the date of execution of the agreement, interest equivalent to an annual LIBOR at three months plus 150 basic points rate.

3.	Shareholders’ Meeting held on October 29, 2010.

The following are some of the resolutions adopted by the shareholders’ meeting:

•	To enhance the amount of the Program for the Issuance of Negotiable Obligations currently in force for up to an additional US$ 50 million (See Note 17).

•	To pay a cash-only dividend for Ps.120 million, thus raising the amount proposed by the Board (See Note 1.5.w).

•	The fees of the Board of Directors for Ps. 27,791.

•

The reorganization approved in its entirety by the Shareholders’ meeting held on October 29 and November 27, 2009 as well as the powers delegated in due time by management exactly as delegated; and to ratify and approve the documentation submitted to the meeting’s consideration and the powers delegated in due time (See Note 16.2).

•	Delegate to the Board of Directors the power to pay a bonus to the Company’s management equivalent to up to 1% of its outstanding capital stock.

4.	APSA interim dividend

On March 30, 2011, the Board of Directors of APSA informed the shareholders that it shall pay, as from April 11, 2011, an interim cash dividend in the amount of Ps. 130.8 million, for the fiscal year beginning July 1, 2010 for income made as of December 31, 2010.

On April 11, 2011, APSA paid the interim dividend as indicated in the previous paragraph.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousand of Pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:	(Continued)

5.	Negative working capital

At the end of the period, the Company had posted a Ps. 245,996 deficit in its working capital. The treatment to be afforded to this situation is currently being considered by the Board and the Company’s Management.

NOTE 19:	RESTRICTED ASSETS

1.	The Company carries a mortgage on the property designated as “Suipacha 652” set up to secure its obligation to construct a building and transfer the units to be constructed in the building as price balance for the acquisition of the property located at Libertador 1755.

2.	In May 2008, the Company bought a 49% shareholding in Manibil S.A. from Land Group S.A.. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions and made contributions proportional to its shareholder possession for Ps. 23.9 million. Under the agreements in force, the Company undertook to abstain from transferring its shares or any rights in the shares for a three-year term.

3.	The Company carries a mortgage on the property designated as “Edificio República” in connection with the loan granted by Banco Macro for the acquisition of said property.

NOTE 20:	COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATIONS

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

NOTE 21:	TRANSACTIONS PENDING SOLUTIONS BY THE ARGENTINE ANTITRUST COMMISSION (CNDC)

On November 20, 2009, after the sale of the building Edificio Costeros (Dique II), the Company applied to the CNDC for a consultative opinion on whether the Company had to notify that transaction or not. The CNDC stated that there was indeed a duty to notify the transaction. The Company filed an appeal against this decision. As of the date of issuance of these unaudited financial statements, the CNDC had not yet handed down a resolution.

In addition, as regards the acquisition of Torre BankBoston (Della Paolera), in August, 2007 the Company applied to the CNDC for a consultative opinion as to whether the Company had to notify the transaction. In November, 2007 the CNDC stated that there was indeed a duty to notify the transaction. The Company filed an appeal against this decision. The plaintiff resolution was right to CNDC. On November 3, 2010 the sale transaction was notified to the CNDC. As of the date of issuance of these unaudited financial statements the authorization is being processed.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousand of Pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	FINANCIAL DERIVATIVES

The table below lists the financial derivative transactions conducted during the period and the corresponding gains/losses thereon:

Future	Bank	Amount US$	Due date	gain
Open transactions
Sale of dollar	Banco Santander Río S.A.	7,987	04/14/2011	316
Sale of dollar	Banco Itaú Argentina S.A.	2,210	04/29/2011	18
Sale of dollar	Standard Bank Argentina S.A.	10,291	06/15/2011	152

Subtotal				486

Closed transactions				909

Gain from derivate instruments				1,395

NOTE 23:	SUBSEQUENT EVENTS

Credit Facility granted to Cresud

On April 13, 2011, the Company entered into a Credit Facility with Cresud, whereby it lent US$ 23.0 million at a fixed rate of 7.50% per annum, with a term of up to 210 days.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the nine-month period beginning on July 1, 2010

and ended March 31, 2011 compared with the year ended June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit A

Items	Value as of beginning of year		Additions and Transfers	Deductions and Transfers	Value as of end of period/year	Depreciation						Allowances for impairment (2)	Net carrying value as of March 31, 2011	Net carrying value as of June 30, 2010
						Accumulated as of beginning of year		For the period/ year		Accumulated as of end of the period/year
								Increase, decreases and Transfers	Amount (1)
Furniture and fixtures	2,886		—	—	2,886	2,526		—	28	2,554		—	332	360
Machinery, equipment and computer equipment	10,288		530	50	10,868	9,692		—	352	10,044		—	824	596
Leasehold improvements	8,180		—	—	8,180	8,094		—	27	8,121		—	59	86
Vehicles	221		—	—	221	221		—	—	221		—	—	—
Work in progress	2,034		329	37	2,400	—		—	—	—		—	2,400	2,034
Advances for fixed assets	268		312	(87)	493	—		—	—	—		—	493	268

Subtotal other fixed assets	23,877		1,171	—	25,048	20,533		—	407	20,940		—	4,108	3,344

Properties:
Edificio República	230,294		—	—	230,294	10,517		—	3,526	14,043		—	216,251	219,777
Torre BankBoston (3)	169,078		—	—	169,078	8,192		—	2,180	10,372		—	158,706	160,886
Bouchard 551	160,657		—	—	160,657	10,087		—	1,746	11,833		—	148,824	150,570
Plot of land Catalinas Norte	100,804		59	—	100,863	—		—	—	—		—	100,863	100,804
Intercontinental	113,969		—	—	113,969	31,561		—	3,010	34,571		—	79,398	82,408
Bouchard 710	72,460		36	—	72,496	7,199		—	767	7,966		—	64,530	65,261
Dique IV	67,256		123	(286)	67,093	2,636		(19)	1,695	4,312		—	62,781	64,620
Maipú 1300	52,716		—	—	52,716	14,429		—	1,037	15,466		—	37,250	38,287
Costeros Dique IV	23,337		—	—	23,337	4,226		—	441	4,667		—	18,670	19,111
Libertador 498	20,344		—	(2,982)	17,362	5,687		(882)	412	5,217		—	12,145	14,657
Suipacha 652	17,010		—	—	17,010	6,074		—	339	6,413		—	10,597	10,936
Museo Renault (4)	8,503		—	—	8,503	605		—	191	796		—	7,707	7,898
Constitución 1159	8,762		—	—	8,762	—		—	—	—		(3,335)	5,427	5,427
Avda. de Mayo 595	7,339		—	—	7,339	2,850		—	176	3,026		—	4,313	4,489
Thames	8,955		—	—	8,955	5,058		—	3	5,061		—	3,894	3,897
Casona Abril	3,412		—	—	3,412	684		—	152	836		—	2,576	2,728
Constitución 1111	1,338		—	—	1,338	441		—	32	473		—	865	897
Dock del Plata	932		—	—	932	68		—	14	82		—	850	864
Alto Palermo Park	622		—	—	622	76		—	—	76		—	546	546
Madero 1020	363		—	—	363	145		—	16	161		—	202	218
Rivadavia 2768	334		—	—	334	117		—	19	136		—	198	217
Sarmiento 517	485		—	—	485	91		—	14	105		(188)	192	197

Subtotal properties	1,068,970		218	(3,268)	1,065,920	110,743		(901)	15,770	125,612		(3,523)	936,785	954,695

Total as of March 31, 2011	1,092,847		1,389	(3,268)	1,090,968	131,276		(901)	16,177	146,552		(3,523)	940,893

Total as of June 30, 2010	911,934	(5)	235,042	(54,129)	1,092,847	80,667	(6)	28,645	21,964	131,276	(7)	(3,532)		958,039

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 9 (Exhibit H).
(3)	Includes Ps. 5,533 and Ps. 5,690 as of March 31, 2011 and June 30, 2010, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(4)	Includes Ps. 2,992 and Ps. 3,113 as of March 31, 2011 and June 30, 2010, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(5)	Includes Ps. 132,393 incorporated by spin-off - merger (See Note 16.2.).
(6)	Includes Ps. 38,471 incorporated by spin-off - merger (See Note 16.2.).
(7)	Includes Ps. 245 incorporated by spin-off - merger (See Note 16.2.).

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the nine-month period beginning on July 1, 2010

and ended March 31, 2011 compared with the period ended June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit B

	Original Value					Amortization					Net carrying value as of March 31, 2011	Net carrying value as of June 30, 2010
	Value as of beginning of year		Additions and transfers	Deductions and transfers	Value as of period/year end	Accumulated as of beginning of year		For the period/year		Accumulated as of end of the period/ year
								Additions and Deductions and transfers	Amount (1)
Intangible Assets – savings expenses
- Torre BankBoston	5,644		—	—	5,644	5,070		—	574	5,644	—	574
- Museo Renault	198		—	—	198	198		—	—	198	—	—
- Edificio República	555		—	—	555	468		—	87	555	—	87
Expenses on real estate development	1,150		—	—	1,150	1,148		—	2	1,150	—	2
Expenses on projects development	294		—	—	294	236		—	17	253	41	58

Totals as of March 31, 2011	7,841		—	—	7,841	7,120		—	680	7,800	41

Totals as of June 30, 2010	6,397	(2)	1,444	—	7,841	3,734	(2)	1,316	2,070	7,120		721

(1)	Amortizations are disclosed in Exhibit H.
(2)	Incorporated by spin-off - merger (See Note 16.2.)

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of March 31, 2011 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C

Issuer and types of securities	Currency	P.V.	Amount	Book value as of March 31, 2011	Book value as of June 30, 2010	Issuer’s information (1)						(1) Interest in capital stock
						Main activity	Legal address	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity

Current Investment

Boden 2012 (Exhibit G) (2)	US$	0.001	600	2	2

Boden 2013 (Exhibit G) (2)	US$	0.001	5,150	15	14

Mortgage bonds (2)	$	—	—	—	55

Total as of March 31, 2011				17

Total as of June 30, 2010					71

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of March 31, 2011 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at March 31, 2011	Book value at June 30, 2010	Issuer´s information						Interest in Capital Stock
						Main Activity	Legal Address	Last financial statement
								Date	Capital stock (par value)	Income (loss) for the period	Shareholders’ equity

Palermo Invest S.A. (5)	Common 1 vote Irrevoc. Contrib. Higher Inv. Value Purchase expenses Eliminations	0.001	91,339,844	100,616	79,461	Investment	Bolívar 108 1° Floor Buenos Aires	03/31/11	91,340	(17,182)	161,925	100.00%
				61,309	25,099
				5,147	5,147
				332	462
				(30,463)	(38,079)

Hoteles Argentinos S.A.	Common 1 vote Higher Inv. Value Eliminations Purchase expenses	0.001	15,366,841	19,194	19,254	Hotel operations	Av. Córdoba 680 Buenos Aires	03/31/11	19,209	(76)	23,992	80.00%
				1,194	1,292
				—	(150)
				29	32

Alto Palermo S.A. (1)	Common 1 vote Goodwill Higher Inv. Value (Note 12.a) Purchase expenses Eliminations	0.001	120,407,124	799,746	525,117	Real estate investments	Moreno 877, Floor 22 Buenos Aires	03/31/11	125,961	190,253	836,628	94.89%
				113,165	(38,185)
				35,855	99,004
				68	—
				(4,171)	(2,044)

Llao-Llao Resorts S.A.	Common 1 vote Purchase expenses	0.001	73,580,206	55,878	35,001	Hotel operations	Florida 537 floor 18 Buenos Aires	03/31/11	147,160	641	111,756	50.00%
				141	150

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of March 31, 2011 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at March 31, 2011	Book value at June 30, 2010	Issuer’s information									Interest in Capital Stock
						Main Activity	Legal Address	Last financial statement
								Date		Capital stock (par value)		Income (loss) for the period		Shareholders’ equity

Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500	6,300	5,996	Banking	Tte. Gral. Perón 655 -PB Buenos Aires	03/31/11	(3)	62,500	(3)	111	(3)	122,483	5.10%

Ritelco S.A.	Common 1 vote Irrevoc. Contrib. Eliminations	0.001	181,016,717	242,565	225,330	Investments	Zabala 1422 Montevideo Uruguay	03/31/11		66,970		17,235		269,905	100.00%
				27,340	27,340
				(193)	(203)

Banco Hipotecario S.A. (2)	Common 1 vote Goodwill Higher Inv. Value	0.001	75,000,000	156,332	148,938	Banking	Reconquista 151 1° Floor Buenos Aires	03/31/11	(3)	1,500,000	(3)	47,368	(3)	3,021,601	5.00%
				(1,820)	(2,015)
				12	29

Canteras Natal Crespo S.A.	Common 1 vote Higher investment value Irrevoc. Contrib. Purchase expenses	0.001	2,516,565	535	1,063	Extraction and sale of arids	Caseros 85, Oficina 33 Córdoba	03/31/11		5,033		(1,057)		1,939	50.00%
				4,842	4,842
				435	—
				319	319

Inversora Bolívar S.A. (5)	Common 1 vote Irrevoc. Contrib.	0.001	78,158,492	218,310	204,520	Acquisition, building	Bolívar 108 1° Floor Buenos Aires	03/31/11		82,159		12,128		229,483	95.13%
				—	977

Quality Invest S.A. (8)	Common 1 vote Irrevoc. Contrib.	0.001	268,109	40	24	Real estate investments	Bolívar 108 1° Floor Buenos Aires	03/31/11		536		(234)		26,942	50.00%
				13,431	—

E-Commerce Latina S.A.	Common 1 vote Irrevoc. Contrib.	0.001	82,193,824	182,328	148,961	Direct or indirect interest in companies related to	Florida 537 18° Floor Buenos Aires	03/31/11		82,194		22,038		182,328	100.00%
				—	150	communication but not limited

CYRSA S.A. (4)	Common 1 vote Purchase expenses Eliminations	0.001	119,608,531	130,912	92,137	Real estate investments	Bolívar 108, Floor 1° Buenos Aires	03/31/11		239,217		6,845		261,823	50.00%
				1	1
				—	(14,541)

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of March 31, 2011 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at March 31, 2011	Book value at June 30, 2010	Issuer’s information						Interest in Capital Stock
						Main Activity	Legal Address	Last financial statement
								Date	Capital stock (par value)	Income (loss) for the period	Shareholders’ equity

Solares de Santa María S.A.	Common 1 vote Eliminations	0.001	283,427,390	282,654	282,313	Real estate investments	Bolívar 108, Floor 1° Buenos Aires	03/31/11	314,919	(378)	314,060	90.00%
				(166,521)	(166,521)

Manibil S.A.	Common 1 vote Goodwill	0.001	23,897,880	27,423	27,228	Real estate investment and building	Av. Del Libertador 498 10 Floor Of. 6	03/31/11	48,772	399	55,967	49.00%
				10	10

Tyrus S.A.	Common 1 vote Irrevoc. Contrib. Goodwill Purchase expenses	0.001	2,000,000,000	269,877	172,572	Investment	Colonia 810/403 Montevideo, Uruguay	03/31/11	457,691	49,819	581,764	100.00%
				318,374	155,735
				(46)	(46)
				21	21

Torodur S.A.	Common 1 vote Goodwill Irrevoc. Contrib.	0.001	705,600	2	101	Investment	Colonia 810/403 Montevideo, Uruguay	03/31/11	110	(102)	2	98.00%
				(58)	(58)
				—	—

Unicity S.A. (7)	Common 1 vote	0.001	36,036,000	27,778	—	Investment			40,670	(1,627)	31,349	88.61%

Nuevas Fronteras	Common 1 vote	0.001	57,256,512	65,086	66,132	Hotels	Moreno 809, 2° Floor Buenos Aires	03/31/11	75,004	7,493	85,261	76.34%
	Minor Inv. value			(19,290)	(20,026)

Advances for share purchases (6)				257	23,346

Total non-current investments as of March 31, 2011				2,945,296

Total non-current investments as of June 30, 2010					2,096,236

(1)	Quotation price of APSA’s shares at March 31, 2011 is Ps.14.9. Quotation price of APSA’s shares at June 30, 2010 is Ps.9.20. See note 18.2.
(2)	Quotation price of Banco Hipotecario’s shares at March 31, 2011 is Ps.2.62. Quotation price of Banco Hipotecario’s shares at June 30, 2010 is Ps. 1.44. (See Note 16.8.)
(3)	The amounts pertain to the unaudited financial statements of Banco Hipotecario S.A. and of de Banco de Crédito y Securitización S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company’s investment, the necessary adjustments were considered in order to adjust the unaudited financial statements to generally accepted accounting principles in Argentina.
(4)	See Note 22 A.1. to the Unaudited Consolidated Financial Statements.
(5)	See Note 16.2.
(6)	See Note 16.12., 16.4., 16.7. and Exhibit G.
(7)	See Note 16.9.
(8)	See Note 16.11.

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Balance Sheets as of March 31, 2011 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit D

Items	Values as of March 31, 2011	Values as of June 30, 2010
Other Current Investments
Mutual funds (Exhibit G)	44,540	52,370
Stock Shares, in foreign currency (Exhibit G)	1,926	4,061
Notes APSA 2017 – Accrued interest (Note 12.a. and Exhibit G) (1)	—	1,704
Notes APSA 2012 – Accrued interest (Note 12.a.) (1)	664	154
APSA Notes 2012 (Note 12.a.) (1)	9,112	13,290
Convertible Notes APSA 2014 – Accrued interest (Note 12.a. and Exhibit G) (1)	2,573	5,572

Total current investments as of March 31, 2011	58,815

Total current investments as of June 30, 2010		77,151

Other Non-current Investments
Pilar	3,408	3,408
Torres Jardín IV	—	3,030
Isla Sirgadero, Plot of land	2,895	2,895
San Luis, Plot of land	1,584	1,584
Intercontinental Plaza	1,564	1,564
Puerto Retiro	1,286	1,286
Pontevedra, Plot of land	918	918
Mariano Acosta, Plot of land	804	804
Merlo, Plot of land	639	639

Subtotal undeveloped parcels of land	13,098	16,128

APSA Notes 2012 (Note 12.a.) (1)	4,556	3,074
Convertible Notes APSA 2014 (Note 12.a. and Exhibit G) (1)	128,667	124,763
APSA Notes 2017 (Note 12.a. and Exhibit G) (1)	—	86,260
Hersha Hospitality Trust	7,781	7,781
TGLT S.A. (Note 16.10)	86	—
Other investments	72	72

Subtotal other investments	141,162	221,950

Total other non-current investments as of March 31, 2011	154,260

Total other non-current investments as of June 30, 2010		238,078

(1)	See Note 23 A.1. and 23 A.2. to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the nine-month period beginning on July 1, 2010 and

ended March 31, 2011 compared with the year ended June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year		Additions	Deductions	Carrying value as of March 31, 2011	Carrying value as of June 30, 2010
Deducted from assets:
Allowance for doubtful accounts (1)	10,099		5,834	(2,679)	13,254	10,099
Allowance for impairment of fixed assets (2)	3,532		—	(9)	3,523	3,532

Total of March 31, 2011	13,631		5,834	(2,688)	16,777

Total of June 30, 2010	10,698	(4)	9,162	(6,229)		13,631

Included from liabilities:
Provision for contingencies (3)	631		115	(47)	699	631

Total of March 31, 2011	631		115	(47)	699

Total of June 30, 2010	63	(5)	1,145	(577)		631

(1)	Increases and decreases are disclosed in Exhibit H. The decreases are related to recoveries.
(2)	The decreases are related to amortization.
(3)	Increases are disclosed in Note 11.
(4)	Includes Ps. 4,174 incorporated by spin-off-merger (See Note 16.2.).
(5)	Includes Ps. 619 incorporated by spin-off-merger (See Note 16.2.).

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the nine-month period beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit F

Items	Total as of March 31, 2011	Total as of March 31, 2010
I. Cost of sales
Stock as of beginning of year	91,589	67,521
Plus:
Purchases for the period	414	65
Expenses (Exhibit H)	2,989	8,178
Reversal of Cyrsa	(13,445)	—
Transfer from undeveloped parcels of land	3,030	—
Assets incorporated by spin off-merger (1)	—	12,666
Less:
Stock as of end of the period	(53,967)	(82,067)

Subtotal	30,610	6,363

Gain from recognition of inventories at net realizable value	14,187	4,163
Plus:
Cost of sale Edificio Dique II	—	17,190
Cost of sale Dock del Plata	—	9,786
Cost of sale Edificio Libertador 498	2,100	11,848
Cost of sale Madero 1020	—	30

Cost of properties sold	46,897	49,380

II. Cost of leases and services
Expenses (Exhibit H)	21,339	23,272

Cost of leases and services	21,339	23,272

Total cost of sales, leases and services	68,236	72,652

(1)	See Note 16.2.

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of March 31, 2011 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit G

Items	Currency	Amount of foreign currency	Current exchange rate (1)	Total as of March 31, 2011	Total as of June 30, 2010
Assets
Current assets
Cash and Banks
Cash on hand	US$	13	4.014	52	46
Cash on hand	Euros	3	5.696	17	15
Cash on hand	Pounds	1	6.449	6	2
Cash on hand	Real	1	2.34	2	2
Banks accounts	US$	7,804	4.014	31,325	1,897
Banks accounts	Euros	95	5.696	541	106
Investments
Government bonds 2012	US$	—	4.014	2	2
Government bonds 2013	US$	4	4.014	15	14
Mutual Funds	US$	11,096	4.014	44,540	52,370
Accrued interest Convertible Notes APSA 2014	US$	635	4.054	2,573	5,572
Accrued interest Notes APSA 2017	US$	—	—	—	1,704
Stock shares	Euros	338	5.696	1,926	2,930
Stock shares	US$	—	—	—	1,131
Accounts receivable, net
Mortgages, leases receivables and services	US$	7,101	4.014	28,503	21,832
Related parties	US$	333	4.054	1,350	4,192
Other receivables
Receivables from the sale of shares	US$	—	—	—	35,772
Related parties	US$	13,587	4.054	55,082	33,692
Guarantee deposit	US$	—	—	—	8,402
Others	US$	104	4.014	417	298
Others	Pounds	—	6.449	1	—

Total current assets				166,352	169,979

Non-current assets
Account receivable, net
Accounts receivable, net	US$	2,363	4.014	9,484	16,551
Other receivables
Related parties	US$	—	—	—	19,792
Investments
Convertible Notes APSA 2014	US$	31,738	4.054	128,667	124,763
Notes APSA 2017	US$	—	—	—	86,260
Advance for share purchases (see Note 16.4)	US$	64	4.014	257	23,346

Total non-current assets				138,408	270,712

Total Assets as of March 31, 2011				304,760

Total Assets as of June 30, 2010					440,691

Liabilities
Current Liabilities
Trade accounts payable
Trade accounts payable	US$	239	4.054	969	2,866
Trade accounts payable	Euros	3	5.753	15	—
Related parties	US$	12	4.054	49	72
Customer advances	US$	1,206	4.054	4,891	17,348
Short–term debt	US$	13,210	4.054	53,553	48,906
Other liabilities
Related parties	US$	14,734	4.054	59,732	1,226
Guarantee deposits	US$	871	4.054	3,531	2,650

Total current liabilities				122,740	73,068

Non-current liabilities
Long–term debt	US$	310,227	4.054	1,257,660	642,417
Other liabilities
Related parties	US$	14,614	4.054	59,245	57,449
Guarantee deposits	US$	779	4.054	3,160	3,879

Total non-current liabilities				1,320,065	703,745

Total liabilities as of March 31, 2011				1,442,805

Total liabilities as of June 30, 2010					776,813

(1)	Official selling and buying exchange rate as of March 31, 2011 in accordance with Banco Nación records

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the nine-month period beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina	Exhibit H

Items	Total as of March 31, 2011	Cost of property leased	Cost of properties sold	Expenses	Cost of Recovered expenses	Expenses			Total as of March 31, 2010
						Administrative	Selling	Financing
Interest	120,602	—	—	—	—	—	—	120,602	60,480
Depreciation and amortization	18,037	16,422	19	—	—	407	—	1,189	18,814
Salaries, bonuses and social security	16,000	53	52	5,014	(5,014)	15,895	—	—	14,730
Fees and payments for services	5,199	490	—	(38)	38	4,709	—	—	4,349
Director fees	18,015	—	—	—	—	18,015	—	—	24,070
Bank charges	446	—	—	—	—	446	—	—	802
Gross revenues tax	3,664	—	—	29	(29)	—	3,664	—	2,477
Maintenance of buildings	6,528	3,444	2,918	6,038	(6,038)	166	—	—	8,893
Commissions and property sales charges	2,069	—	—	5	(5)	—	2,069	—	6,448
Travel expenses	709	—	—	1	(1)	709	—	—	785
Lease expenses	352	—	—	4,459	(4,459)	352	—	—	747
Caja de valores and Bolsa de Comercio expenses	238	—	—	—	—	238	—	—	—
Advertising	1,433	—	—	1	(1)	—	1,433	—	929
Travelling, transportation and stationery	371	—	—	15	(15)	371	—	—	216
Subscriptions and publications	464	—	—	51	(51)	464	—	—	518
Utilities and postage	140	50	—	4,437	(4,437)	90	—	—	114
Doubtful accounts	5,834	—	—	—	—	—	5,834	—	—
Recovery of doubtful accounts	(2,679)	—	—	—	—	—	(2,679)	—	(2,809)
Taxes, rates and contributions	10,482	880	—	240	(240)	9,602	—	—	4,546
Other expenses of personnel administration	1,024	—	—	304	(304)	1,024	—	—	—
Insurance	99	—	—	411	(411)	99	—	—	114
Training	78	—	—	—	—	78	—	—	118
Surveillance	—	—	—	3,384	(3,384)	—	—	—	2
Notary expenses	77	—	—	—	—	77	—	—	—
Others	5,778	—	—	(625)	625	2,664	322	2,792	3,230
Recovery expenses	—	—	—	(23,726)	23,726	—	—	—	—

Total as of March 31, 2011	214,960	21,339	2,989	—	—	55,406	10,643	124,583

Total as of March 31, 2010		23,272	8,178	—	—	53,995	2,498	61,630	149,573

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of main assets and liabilities

Unaudited Balance sheet as of March 31, 2011 and June 30, 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
March 31, 2011

Assets
Investments	46,739	—	664	2,573	9,112	—	4,556	—	128,667	—	145,572	145,572	192,311	5,436	142,335	44,540
Receivables	50,839	16,571	209,689	3,903	9,250	1,150	10,571	16,786	246	299	251,894	268,465	319,304	225,755	79,968	13,581
Liabilities
Short and long-term debt	—	—	407,866	71,817	(396)	(396)	25,625	25,625	(1,584)	1,197,835	1,726,392	1,726,392	1,726,392	353,565	1,372,827	—
Other Liabilities	48,386	2,063	98,521	2,037	17,726	(10,692)	2,134	19,560	5,792	36,786	171,864	173,927	222,313	104,295	63,639	54,379

June 30, 2010

Assets
Investments	79,848	—	5,572	8,503	—	6,645	3,074	—	—	211,023	234,817	234,817	314,665	34,908	227,387	52,370
Receivables	64,839	2,128	48,806	37,722	1,320	10,681	15,825	21,390	14,849	357	150,950	153,078	217,917	152,686	64,398	833
Liabilities
Short and long-term debt	—	—	332,609	41,420	(219)	26,165	25,508	25,508	(876)	587,321	1,037,436	1,037,436	1,037,436	328,635	708,801	—
Other Liabilities	61,165	1,057	67,481	8,037	1,438	3,706	3,142	1,460	22,662	36,413	144,339	145,396	206,561	147,844	5,994	52,723

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2011

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 1.4.

3.	Receivables and liabilities by maturity date

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)
		03.31.2011	Current	06.30.2011	09.30.2011	12.31.2011	03.31.2012	Total
Receivables	Accounts receivable, net	16,571	—	9,855	3,147	8,614	830	39,017
	Other receivables	—	829	199,834	756	636	320	202,375
	Total	16,571	829	209,689	3,903	9,250	1,150	241,392

Liabilities	Trade accounts payable	—	149	13,885	—	—	—	14,034
	Customer advances	—	—	5,490	601	601	9	6,701
	Short and long-term debts	—	—	407,866	71,817	(396)	(396)	478,891
	Salaries and social security payable	—	—	2,130	—	—	—	2,130
	Taxes payable	—	—	11,885	75	109	61	12,130
	Other liabilities	2,063	4,279	65,131	1,361	17,016	(10,762)	79,088
	Provisions	—	699	—	—	—	—	699

	Total	2,063	5,127	506,387	73,854	17,330	(11,088)	593,673

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2011

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3.	(Continued)

Concepts		Without term (Point 3.b.)	To be due (Point 3.c.)
		Non current	06.30.2012	09.30.2012	12.31.2012	03.31.2013	06.30.2013	09.30.2013	12.31.2013	03.31.2014	06.30.2014
Receivables	Accounts receivable, net	—	8,616	1,474	87	—	—	—	—	—	—
	Other receivables	50,010	109	105	93	87	84	84	16,535	83	79
	Total	50,010	8,725	1,579	180	87	84	84	16,535	83	79

Liabilities	Trade accounts payable	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	3	—	—	—	—	—	—	—	—
	Short and long-term debts	—	26,813	(396)	(396)	(396)	26,813	(396)	(396)	(396)	(396)
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—
	Taxes payable	43,250	1,182	63	63	64	64	64	65	66	56
	Other liabilities	9	—	—	759	—	512	347	18,098	344	4,874

	Total	43,259	27,998	(333)	426	(332)	27,389	15	17,767	14	4,534

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2011

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3.	(Continued)

Concepts		To be due (Point 3.c.)										Total
		09.30.2014	12.31.2014	03.31.2015	06.30.2015	09.30.2015	12.31.2015	03.31.2016	06.30.2016	2017	Greater maturity
Receivables	Accounts receivables, net	—	—	—	—	—	—	—	—	—	—	10.177
	Other receivables	76	60	31	13	8	7	271	—	—	—	67,735
	Total	76	60	31	13	8	7	271	—	—	—	77,912

	Trade accounts payables	—	—	—	—	—	—	—	—	—	—	—
Liabilities	Customer advances	—	—	—	—	—	—	—	—	—	—	3
	Short and long-term debts	(396)	(396)	(396)	(396)	(396)	(396)	(396)	(396)	606,450	593,365	1,247,501
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—	—
	Taxes payable	35	12	—	—	—	—	—	—	—	—	44,984
	Other liabilities	229	262	324	36,652	122	12	—	—	—	—	62,544

	Total	(132)	(122)	(72)	36,256	(274)	(384)	(396)	(396)	606,450	593,365	1,355,032

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2011

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-current			Totals
		Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Accounts receivable, net	9,164	29,853	39,017	692	9,485	10,177	9,856	39,338	49,194
	Other receivables	146,875	55,500	202,375	67,735	—	67,735	214,610	55,500	270,110
	Total	156,039	85,353	241,392	68,427	9,485	77,912	224,466	94,838	319,304

Liabilities	Trade accounts payable	13,001	1,033	14,034	—	—	—	13,001	1,033	14,034
	Customer advances	1,810	4,891	6,701	3	—	3	1,813	4,891	6,704
	Short and long-term debts	425,338	53,553	478,891	(10,159)	1,257,660	1,247,501	415,179	1,311,213	1,726,392
	Salaries and social security payable	2,130	—	2,130	—	—	—	2,130	—	2,130
	Taxes payable	12,130	—	12,130	44,984	—	44,984	57,114	—	57,114
	Other liabilities	15,825	63,263	79,088	139	62,405	62,544	15,964	125,668	141,632
	Provisions	699	—	699	—	—	—	699	—	699

	Total	470,933	122,740	593,673	34,967	1,320,065	1,355,032	505,900	1,442,805	1,948,705

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2011

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause

Concepts		Current			Non-current			Totals
		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Accounts receivable, net	39,017	—	39,017	10,177	—	10,177	49,194	—	49,194
	Other receivables	202,375	—	202,375	67,735	—	67,735	270,110	—	270,110
	Total	241,392	—	241,392	77,912	—	77,912	319,304	—	319,304

Liabilities	Trade accounts payable	14,034	—	14,034	—	—	—	14,034	—	14,034
	Customer advances	6,701	—	6,701	3	—	3	6,704	—	6,704
	Short and long-term debts	478,891	—	478,891	1,247,501	—	1,247,501	1,726,392	—	1,726,392
	Salaries and social security payable	2,130	—	2,130	—	—	—	2,130	—	2,130
	Taxes payable	12,130	—	12,130	44,984	—	44,984	57,114	—	57,114
	Other liabilities	79,088	—	79,088	62,544	—	62,544	141,632	—	141,632
	Provisions	699	—	699	—	—	—	699	—	699

	Total	593,673	—	593,673	1,355,032	—	1,355,032	1,948,705	—	1,948,705

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2011

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Concepts		Current				Non-current				Accruing interest		Non accruing interest	Total
		Accruing interest		Non accruing interest	Total	Accruing interest		Non accruing interest	Total
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Accounts receivable, net	17,466	—	21,551	39,017	9,493	—	684	10,177	26,959	—	22,235	49,194
	Other receivables	53,009	504	148,862	202,375	—	13,077	54,658	67,735	53,009	13,581	203,520	270,110
	Total	70,475	504	170,413	241,392	9,493	13,077	55,342	77,912	79,968	13,581	225,755	319,304

Liabilities	Trade accounts payable	—	—	14,034	14,034	—	—	—	—	—	—	14,034	14,034
	Customer advances	—	—	6,701	6,701	—	—	3	3	—	—	6,704	6,704
	Short and long-term debts	102,209	—	376,682	478,891	1,270,618	—	(23,117)	1,247,501	1,372,827	—	353,565	1,726,392
	Salary and social security charges	—	—	2,130	2,130	—	—	—	—	—	—	2,130	2,130
	Taxes payable	328	—	11,802	12,130	681	—	44,303	44,984	1,009	—	56,105	57,114
	Other liabilities	57,756	6	21,326	79,088	4,874	54,373	3,297	62,544	62,630	54,379	24,623	141,632
	Provisions	—	—	699	699	—	—	—	—	—	—	699	699

	Total	160,293	6	433,374	593,673	1,276,173	54,373	24,486	1,355,032	1,436,466	54,379	457,860	1,948,705

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2011

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties

a.	Interest in related parties. See Exhibit C to the Unaudited Financial Statements.

b.	Related parties debit/credit balances (See Note 12 to the Unaudited Financial Statements).

6.	Loans to directors

See Note 12 to the Unaudited Financial Statements

7.	Inventories

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values

See Notes 1.5.c., 1.5.h. and 1.5.i to the Unaudited Financial Statements.

9.	Appraisal revaluation of fixed assets

None.

10.	Obsolete unused fixed assets

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550

None.

12.	Recovery values

See Notes 1.5.h., 1.5.i., 1.5.j., 1.5.k and 1.5.q. to the Unaudited Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2011

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

13.	Insurance

Insured Assets

Real State	Insured amounts(1)	Accounting values	Risk covered
EDIFICIO REPÚBLICA	70,278	216,251	All operational risk with additional coverage and minor risks
BOUCHARD 551	55,842	148,824	All operational risk with additional coverage and minor risks
TORRE BANKBOSTON	69,800	158,706	All operational risk with additional coverage and minor risks
BOUCHARD 710	33,518	64,530	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,110	12,145	All operational risk with additional coverage and minor risks
DOCK DEL PLATA	2,100	850	All operational risk with additional coverage and minor risks
MAIPU 1300	17,758	37,250	All operational risk with additional coverage and minor risks
SUIPACHA 652	11,738	10,597	All operational risk with additional coverage and minor risks
COSTEROS DIQUE IV	6,500	18,670	All operational risk with additional coverage and minor risks
DIQUE IV	6,500	62,781	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	3,865	4,313	All operational risk with additional coverage and minor risks
MUSEO RENAULT	3,200	7,707	All operational risk with additional coverage and minor risks
MADERO 1020	184	202	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	314	198	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1159	79	5,427	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1111	79	865	All operational risk with additional coverage and minor risks
SARMIENTO 517	272	192	All operational risk with additional coverage and minor risks
THAMES	8,751	3,894	All operational risk with additional coverage and minor risks
CASONA ABRIL	10,000	2,576	All operational risk with additional coverage and minor risks

SUBTOTAL	303,888	755,978

SINGLE POLICY	15,000	—	Third party liability

(1)	The insured amounts are in thousands of U.S.dollars

In our opinion, the above-described insurance policies cover current risks adequately.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2 % of the shareholder’s equity

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company’s financial position have not been recognized

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions

Not applicable.

17.	Unpaid accumulated dividends on preferred shares

None.

18.	Restrictions on distributions of profits

See Note 14.b. and 17 to the Unaudited Financial Statements.

Autonomous City of Buenos Aires, May 12, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	March 31, 2011	March 31, 2010	March 31, 2009	March 31, 2008	March 31, 2007
Current Assets	1,147,836	1,045,316	675,042	1,041,977	790,776
Non-Current Assets	4,975,841	4,418,819	3,844,015	3,156,877	2,886,962

Total	6,123,677	5,464,135	4,519,057	4,198,854	3,677,738

Current Liabilities	1,276,166	1,165,838	804,293	562,859	746,180
Non-Current Liabilities	2,013,237	1,404,499	1,433,682	1,271,017	881,236

Subtotal	3,289,403	2,570,337	2,237,975	1,833,876	1,627,416

Minority interest	315,921	529,190	448,114	472,796	416,938

Shareholders’ Equity	2,518,353	2,364,608	1,832,968	1,892,182	1,633,384

Total	6,123,677	5,464,135	4,519,057	4,198,854	3,677,738

3.	Consolidated result structure as compared with the same period for the four previous years.

	March 31, 2011	March 31, 2010	March 31, 2009	March 31, 2008	March 31, 2007
Operating income	421,283	393,135	139,216	223,662	159,759
Amortization of negative goodwill	856	1,239	1,513	1,126	(566)
Financial results, net	(185,219)	(69,019)	(207,328)	(74,048)	23,564
Gain (Loss) in equity investments	123,156	146,103	(62,859)	(16,523)	25,355
Other expenses, net	(8,583)	(10,966)	(7,965)	(3,579)	(8,930)

Net gain (loss) before taxes	351,493	460,492	(137,423)	130,638	199,182
Income tax/ MPIT	(72,990)	(111,915)	1,875	(76,837)	(56,693)
Minority interest	(55,342)	(48,844)	29,371	(30,922)	(28,639)

Net income (loss) for the period	223,161	299,733	(106,177)	22,879	113,850

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousands of pesos.

	As of
Real Estate	March 31, 2011	March 31, 2010	March 31, 2009	March 31, 2008	March 31, 2007
Apartments & Loft Buildings
Torre Renoir	—	142	48,768	—	—
Torre Renoir II	—	—	—	56,591	—
Edificios Cruceros	—	—	—	1,262	8,383
Minetti D	—	—	—	47	—
Barrio Chico	—	—	2,042	2,359	4,109
Torres Jardín	44	—	513	502	—
Torres de Abasto	—	—	319	295	—
Credit in kind Caballito Plot of land (Koad)	30,333	—	—	—	—
Horizons	39,787	—	—	—	—
Others	—	—	452	—	—

Residential Communities
Abril / Baldovinos	1,607	5,067	6,136	1,756	1,124
El Encuentro	11,667	—	—	—	—
Villa Celina I, II and III	—	—	76	—	—

Undeveloped parcel of lands
Canteras Natal Crespo	54	—	—	52	83
Terreno Rosario	5,669	—	7,644	3,428	—
Dique III	—	—	—	—	26,206
C. Gardel 3134	934	—	—	—	—
C. Gardel 3128	887	—	—	—	—
Terreno Beruti	75,373	—	—	—	—
Torre Jardín IV	11,480	—	—	—	—
Aguero 596	—	—	1,046	—	—
Others	148	—	—	—	—

Other
Edificios Costeros	—	68,580	—	—	—
Bouchard 551	—	—	—	108,423	—
Dock del Plata	—	34,492	15,312	—	—
Libertador 498	10,504	46,608	36,350	—	—
Torre BankBoston	—	—	6,850	—	—
Madero 940	—	—	6,137	—	—
Madero 1020	—	71	271	476	—
Locales Crucero I	—	—	2,006	—	—
Others	250	172	3,178	—	108

	188,737	155,132	137,100	175,191	40,013

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	Key ratios as compared with the same period for the four previous years.

	March 31, 2011		March 31, 2010		March 31, 2009		March 31, 2008		March 31, 2007
Liquidity ratio
Current Assets	1,147,836	=0.90	1,045,316	=0.90	675,042	=0.84	1,041,977	=1.85	790,776	=1.06

Current Liabilities	1,276,166		1,165,838		804,293		562,859		746,180

Indebtedness ratio
Total liabilities	3,289,403	=1.31	2,570,337	=1.09	2,237,975	=1.22	1,833,876	=0.97	1,627,416	=1.00

Shareholders’ Equity	2,518,353		2,364,608		1,832,968		1,892,182		1,633,384

Solvency
Shareholders’ Equity	2,518,353	=0.77	2,364,608	=0.92	1,832,968	=0.82	1,892,182	=1.03	1,633,384	=1.00

Total liabilities	3,289,403		2,570,337		2,237,975		1,833,876		1,627,416

Immobilized Capital
Non-Current Assets	4,975,841	=0.81	4,418,819	=0.81	3,844,015	=0.85	3,156,877	=0.75	2,886,962	=0.78

Total Assets	6,123,677		5,464,135		4,519,057		4,198,854		3,677,738

6.	Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company started training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies, planning to complete this training during fiscal year 2011. On the other hand, it started working on the initial process to diagnose differences in standards. It is estimated that this process will be carried out during the upcoming year.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors has not become aware of any circumstance requiring amendments to such plan or indicating a potential departure from the proposed goals and terms.

7.	Brief comment on the outlook for the coming year.

See Attached.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

As of March 31, 2011

Brief comments on the Company’s activities during the period, including references to significant situations occurred after the end of the period.

Buenos Aires, May 12, 2011 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BCBA: IRSA), Argentina’s leading real estate company, announces the results of its operations for the nine-month period ended on March 31, 2011.

in Ps. million	IIIQ 11	IIIQ 10	var YoY	9M 11	9M 10	var YoY
Revenues	315.7	295.5	7%	1.013.4	952.1	6%
Operating Income	120.6	101.3	19%	421.3	393.1	7%
Depreciation and Amortization	39.1	39.8	-2%	118.3	120.6	-2%
EBITDA[1]	159.7	141.1	13%	539.5	513.7	5%
Income for the Period	46.7	35.4	32%	223.2	299.7	-26%
Revenues for the first nine months of fiscal year 2011 were 6% higher than in the same period of the previous fiscal year, mainly due to a 29% increase in the Shopping Centers segment which continues to show a solid positive trend and an increase in revenues from the Sales and Developments segment close to 22%, as revenues derived from the Horizons project, among other transactions, started to be recognized.

This effect was offset by Tarshop S.A. (“Tarshop”)’s deconsolidation since September 1, 2010, reflecting a 64% drop in revenues from the Consumer Finance segment for the first nine months of fiscal year 2011 as compared to the same period of fiscal year 2010.

in Ps. million	IIIQ 11	IIIQ 10	var YoY	9M 11	9M 10	var YoY
EBITDA Rental Segments	158.1	122.3	29%	478.5	381.3	25%
EBITDA Consumer Finance	-2.7	16.1	-117%	17.9	37.3	-52%
EBITDA Sales and Developments	4.4	1.9	125%	43.2	95.1	-55%
Total EBITDA	159.7	141.1	13%	539.5	513.7	5%

Operating Income and EBITDA from the rental segments have shown an upward trend of around 25% for the first nine months of fiscal year 2011 as compared to the same period of 2010. In the Sales and Development segment there was a decrease in EBITDA for this period despite the higher revenues recorded for the first nine months of fiscal year 2011, reflecting the recognition of revenues from sales of (non-strategic) offices in the past fiscal year, with a lower cost incidence (based on their book value) relative to their price.

Net Income for the first nine months of fiscal year 2011 decreased Ps. 76.6 million, mainly due to higher expenses generated by financial liabilities and lower revenues generated by financial assets. In addition, there has been a decrease in Results from Equity Investees (Art. 33), mainly caused by lower income from Banco Hipotecario S.A., partially offset by income derived from the sale of Hersha’s shares and payment of dividends by Hersha. During the first nine months of fiscal year 2011, this investment accounted for a profit of around Ps. 47 million.

[1]

BITDA represents operating income plus depreciation and amortization (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;

•	it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;

•	it reflects the effect of non-recurring expenses, as well as investing gains and losses;

•	it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and

•	other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.

Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. You should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

I. Shopping Centers (through our subsidiary Alto Palermo S.A.)

The Shopping Center segment continues to show a substantial expansion in all its levels, reflecting an improvement in consumers’ expectations, as per the index prepared by the Torcuato Di Tella University1 , better access to consumer credit, according to statistics published by the Argentine Central Bank2 and, in turn, strength in the purchasing power of consumers due to salary increases, as published by the INDEC3.

The significant improvement in economic activity and the increase in consumption levels were reflected in our tenants’ sales, the revenues generated by the segment and, mainly, its EBITDA generation.

Shopping Centers
en Ps. M	IIIQ 11	IIIQ 10	var a/a	9M 11	9M 10	var a/a
Revenues	151.1	122.8	23%	482.2	375.0	29%
Operating Income	92.2	59.6	55%	285.4	198.9	44%
Depreciation and Amortization	28.8	27.8	3%	88.7	84.5	5%
EBITDA	121.0	87.5	38%	374.0	283.4	32%

	IIIQ 11	IIQ 11	IQ 11	IVQ 10	IIIQ 10	IIQ 10
Total Leasable Area (sqm) [4]	299,326	299,130	299,130	286,286	286,286	289,410
Tenants’ Sales (Ps. million, 12-month cumulative) [5]	7,257	6,856	6,277	5,776	5,229	4,807
Tenants’ Sales in the same Shopping Centers (Ps. million, 12-month cumulative) [6]	6,274	5,868	5,411	5,012	4,592	4,340
Occupancy[7]	97.3%	97.3%	97.6%	97.5%	98.0%	98.0%

12-month cumulative tenant sales as of March 31, 2011 in the same shopping centers totaled Ps. 6,274 million, which accounts for a 36.6% increase compared to the same period of the previous year.

During the third quarter of fiscal year 2011, shopping center tenants’ sales reached Ps. 1,658 million (a 32.3% increase compared to the same period of the previous year). For the first nine months of fiscal year 2011, they showed a 36.6% increase totaling Ps. 5,559 million.

During January, February and March 2011 sales increased by 32%, 31% and 33%, respectively, compared to the same months of 2010. In the same shopping centers, they increased by 30%, 28% and 30%, respectively.

Monthly sales per leased square meter by the tenants of our shopping centers located in the provinces was Ps. 1,609 per sqm for the first nine months of fiscal year 2011 (34% higher than average monthly sales for fiscal year 2010 and 77% higher than average monthly sales for fiscal year 2009). Besides, this variable amounted to Ps. 2,871 per sqm in the shopping centers located in the Buenos Aires Metropolitan Area (25% higher than in fiscal year 2010 and 53% higher than in fiscal year 2009).

The rise in sales was prompted by an increase in ticket volumes and average ticket value.

The EBITDA/revenues margin for the third quarter of fiscal year 2011 reached 80%; in addition, for the first nine months of fiscal year 2011 it was 78%.

The occupancy level of the entire portfolio was higher than 97%.

[1]	Consumer’s Trust Index (Índice de Confianza al Consumidor) prepared by the Finance Research Center of the Torcuato Di Tella University http://www.utdt.edu
[2]	Statistical Data provided by the Argentine Central Bank – http://www.bcra.gov.ar
[3]	Statistical Data provided by the Argentine Institute of Statistics and Census – http://www.indec.mecon.ar
[4]	As of period end
[5]	Excludes “DOT Baires Shopping” and “Soleil” Shopping Centers.
[6]	As of period end. Percentage over total leaseable area.
[7]	As of period end. Percentage over total leaseable area.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Below is information on our shopping center segment as of March 31, 2011.

Shopping Centers	Date of Acquisition	Gross Leaseable Area (sqm)[1]	Stores	APSA’ Interest[2]	Occupancy Rate[3]	Book Value (in thousands of Ps.)[4]
Alto Palermo	11/97	18,701	144	100.0%	99.6%	119,621
Abasto Shopping[5]	07/94	37,622	175	100.0%	99.8%	158,077
Alto Avellaneda	11/97	36,589	144	100.0%	96.0%	63,275
Paseo Alcorta	06/97	13,816	112	100.0%	98.4%	67,051
Patio Bullrich	10/98	11,742	83	100.0%	100.0%	83,788
Alto Noa Shopping	03/95	19,001	92	100.0%	99.7%	20,043
Buenos Aires Design	11/97	13,786	62	53.7%	98.6%	8,032
Alto Rosario Shopping[6]	11/04	28,648	145	100.0%	95.0%	75,695
Mendoza Plaza Shopping	12/94	40,659	150	100.0%	92.6%	77,571
Córdoba Shopping	12/06	15,203	109	100.0%	97.7%	65,966
Dot Baires Shopping	05/09	49,526	154	80.0%	99.6%	512,755
Soleil[7]	07/10	14,033	77	100.0%	91.9%	91,112
Neuquén[8]	07/99	N/A	—	98.1%	N/A	14,393
Fibesa and Other[9]	—	N/A	—	100.0%	N/A	—

Total Shopping Centers		299,326	1,447		97.3%	1.357.379

	Accumulated tenants’ sales as of March 31 for the fiscal periods (9 months) (in millions of Ps.)
Shopping Centers	2011	2010	2009
Alto Palermo	792.1	627.9	557.7
Abasto Shopping	884.7	654.2	573.3
Alto Avellaneda	820.8	614.2	511.9
Paseo Alcorta	375.1	298.9	279.8
Patio Bullrich	312.4	243.9	203.4
Alto Noa Shopping	274.7	201.5	156.4
Buenos Aires Design	135.5	102.5	97.7
Alto Rosario Shopping	425.8	288.2	234.9
Mendoza Plaza Shopping	521.1	384.4	320.7
Córdoba Shopping	170.2	118.4	97.9
Dot Baires Shopping	705.8	536.7	0.0
Soleil[10]	141.0	0.0	0.0

Total Shopping Centers	5,559.2	4,070.8	3,033.7

	Accumulated Sales as of March 31 for the fiscal periods (9 months) (in millions of Ps.)
Type of Business	2011	2010	2009
Anchor Store	402.5	308.3	158.8
Clothes and footwear	2,659.2	1,938.3	1,540.7
Entertainment	190.8	130.7	99.4
Home	1,079.7	798.2	611.2
Restaurant	514.9	362.2	282.6
Miscellaneous	680.7	507.7	320.6
Services	31.4	25.4	20.4

Total	5,559.2	4,070.8	3,033.7

[1]	Corresponds to total leaseable area in each property. Excludes common areas and parking spaces.
[2]	APSA’s effective interest in each of its business units. IRSA has a 95.59% interest in APSA.
[3]	Calculated dividing occupied square meters by leaseable area on the last day of the period
[4]

Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.

[5]	Excludes Museo de los Niños (3,732 sqm)
[6]	Excludes Museo de los Niños (1,261 sqm)
[7]	APSA took possession of this Shopping Center on July 1, 2010
[8]	Land for the development of a Shopping Center.
[9]	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
[10]	APSA took possession of this Shopping Center on July 1, 2010

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

	Accumulated Rental Income as of March 31 for the fiscal periods (9 months) (in thousands of Ps.)[1]
Shopping Centers	2011		2010	2009
Alto Palermo	86,230		70,881	61,681
Abasto Shopping[2]	86,113		65,384	58,460
Alto Avellaneda	54,727		42,552	34,582
Paseo Alcorta	37,334		31,584	29,412
Patio Bullrich	32,650		27,160	23,450
Alto Noa Shopping	14,024		9,986	7,786
Buenos Aires Design	12,594		10,951	9,803
Alto Rosario Shopping[3]	29,805		22,055	17,170
Mendoza Plaza Shopping	26,120		18,916	19,147
Córdoba Shopping	13,500		9,473	8,331
Dot Baires Shopping	54,500		47,928	—
Soleil[4]	9,642		—	—
Neuquén[5]	—		—	—
Fibesa and Other[6]	24,978		18,102	13,769

Total Shopping Centers	482,217	[7]	374,972	283,591

	Accumulated as of March 31 for the fiscal periods (in thousands of Ps.)
Revenues	2011		2010	2009
Base Rent[8]	227,513		190,116	139,942
Percentage Rent[9]	109,304		64,792	54,806

Total Rent	336,817		254,908	194,748

Admission Rights[10]	35,879		29,017	22,306
Stands’ Rent	52,581		46,614	34,549
Parking	34,719		26,379	19,595
Others	23,473		18,054	12,394

Total Revenues	483,470	[11]	374,972	283,592

[1]	Corresponds to total leases, consolidated as per the RT21 method.
[2]	Excludes Museo de los Niños (3,732 sqm)
[3]	Excludes Museo de los Niños (1,261 sqm)
[4]	APSA took possession of this Shopping Center on July 1, 2010
[5]	Land for the development of a Shopping Center.
[6]	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
[7]

Does not coincide with the Shopping Centers’ segment’s net revenues, as it does not include revenues from leases from Dot Building, which totaled Ps. 1.3 million for the nine-month period ended on March 31, 2011.

[8]	Guaranteed Minimum Value.
[9]	Corresponds to revenues based on our tenants’ gross sales.
[10]	Corresponds to revenues from fees that tenants are required to pay upon entering into or renewing a lease.
[11]	Includes revenues from leases for Ps. 1.3 million from Dot Building.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

II. Office and Other Non-Shopping Center Rental Properties

During fiscal year 2010, there was a stagnation in office lease prices in the City of Buenos Aires. For example, lease prices of the premium segment stood at around 30 US$ / sqm, and vacancy levels stabilized at 10%. According to the consulting firm CB Richard Ellis1 a lower increase is expected in the supply of leasable areas during the first half of 2011, which circumstance could have a positive impact on lease prices as supply is absorbed.

According to the same report, the areas with higher expansion in the supply of leasable area are the Northern area of the City of Buenos Aires, Greater Buenos Aires, and the Puerto Madero East zone.

Office and Other Non-Shopping Center Rental Properties
in Ps. million	IIIQ 11	IIIQ 10	var YoY	9M 11	9M 10	var YoY
Revenues	41,3	37,9	9%	122,6	116,9	5%
Operating Income	22,1	19,7	12%	60,1	58,7	2%
Depreciation and Amortization	6,5	6,1	7%	17,8	18,2	-2%
EBITDA	28,6	25,8	11%	77,9	76,9	1%

	IIIQ 11	IIQ 11	IQ 11	IVQ 10	IIIQ 10	IIQ 10
Leasable Area[2] (m2)	150.860	151.480	151.480	140.238	141.724	142.964
Occupancy [3]	87,3%	87,6%	87,5%	93,1%	90,9%	89,6%
Occupancy without “Dot Building”	91,5%	92,4%	93,5%	93,1%	90,9%	89,6%
Monthly Revenues[4] (Ps./Leased sqm)	101,2	98,5	98,0	97,1	93,3	91,4
Monthly Revenues[5] (US$/Leased sqm)	25,0	24,8	24,7	24,7	24,1	24,1

The new building added to the portfolio (“DOT Baires Offices”) during the last quarter has continued to increase its occupancy level, from 27% to 35%. The portfolio’s total occupancy level remained above 87%.

Excluding “Dot Baires Offices”, the portfolio’s occupancy level reached 91.5%. This reflects the soundness of our assets, which are located in the best areas of Downtown Buenos Aires.

The rental price per leased surface area remained at around 25 US$ / sqm.

The EBITDA/Revenues margin stood at 64% for the first nine months of fiscal year 2011 and 69% for the third quarter of the same fiscal year, showing an improvement with respect to the previous quarters.

During this quarter we continued to dispose of non-strategic assets. We sold, for an approximate amount of 4,200 US$/sqm, a 620 sqm unit in the “Rulero” Building, located at Libertador 498. This shows the strength of prices in the commercial real estate market. Revenues and Income from this sale were recognized in the “Sales and Developments” segment.

[1]	“MarketView: Office Market – Buenos Aires”. First Quarter 2011 http://www.cbre.com/research
[2]	As of period end.
[3]	As of period end. Percentage over total leasable area.
[4]	Considering the agreements in force, the occupancy level and the leasable square meter as of period end.
[5]	Considering the agreements in force, the occupancy level and the leasable square meters as of period end and the exchange rate applicable in each period.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Below is information on our Office and Other Non-Shopping Center Rental Properties segment as of March 31, 2011.

Office and Other Non-Shopping Center Rental Properties	Date of Acquisition	Gross Leasable Area (sqm) [1]	Occupancy Rate [2]	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.) [3]	Annual accumulated rental income over fiscal periods (9 months) (in thousands of Ps.) [4]			Book Value (in thousands of Ps.) [5]
			Mar-11			2011	2010	2009
Offices
Edificio República	04/08	19,884	85%	100%	2,201	19,112	15,718	11,972	216,251
Torre Bankboston	08/07	14,873	78%	100%	1,551	15,905	16,486	14,227	153,173
Bouchard 551	03/07	23,378	96%	100%	2,113	18,130	16,788	14,742	148,824
Intercontinental Plaza	11/97	22,535	96%	100%	1,884	15,968	16,210	12,003	79,398
Bouchard 710	06/05	15,014	92%	100%	1,487	12,218	10,404	—	64,530
Dique IV, Juana Manso 295 [6]	12/97	11,298	92%	100%	1,245	10,965	10,781	12,666	62,781
Maipú 1300	09/95	10,280	100%	100%	1,010	8,815	8,510	7,025	37,250
Costeros Dique IV	08/01	5,437	84%	100%	465	3,928	5,567	7,234	18,670
Libertador 498	12/95	3,094	100%	100%	425	4,057	3,852	3,841	12,145
Suipacha 652/64	11/91	11,453	95%	100%	630	5,136	1,353	4,986	10,597
Madero 1020	12/95	101	100%	100%	3	26	1,384	3,218	202
Dot Baires Offices [7]	11/06	11,242	35%	96%	229	1,253	—	—	68,571
Other Offices [8]	N/A	2,271	86%	N/A	89	838	5,351	10,443	5,553

Subtotal Offices		150,860	87%	N/A	13,332	116,351	112,404	102,357	877,945

Other Properties
Commercial Properties [9]	N/A	312	—	N/A	—	92	1	191	3,441
Museo Renault	12/07	1,275		100%	—	191	267	267	4,715
Santa María del Plata S.A.	07/97	60,100	100%	100%	89	2,767	757	455	12,507
Thames	11/97	33,191	—	100%	—	—	175	714	3,894
Terreno Catalinas Norte [10]	12/09	N/A	N/A	N/A	117	1,005	N/A	N/A	100,863
Other Properties [11]	N/A	2,072	100%	N/A	10	6	70	2,225	5,973

Subtotal Other Properties		96,950	64%	N/A	216	4,061	1,270	3,852	131,393

Management Fees [12]			N/A	N/A	N/A	2,220	3,200	2,218	N/A

Total Office and Other Non-Shopping Center Rental Properties[13]		247,810	78%	N/A	13,548	122,632	116,874	108,427	1,009,338

[1]	Total leaseable area for each property as of 03/31/11. Excludes common areas and parking.
[2]	Calculated dividing occupied square meters by leaseable area as of 03/31/11.
[3]	Agreements in force as of 03/31/11 for each property were computed.
[4]	Total consolidated leases, according to the RT21 method.
[5]	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
[6]	The building was occupied in May 2009.
[7]	Through Alto Palermo S.A. – The building has income as from August 2010.
[8]

Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

[9]	Includes the following properties: Constitución 1111, Crucero I (fully sold), Locales de Abril (fully assigned) and Casona de Abril.
[10]	Includes other income from lease of parking spaces.
[11]	Includes the following properties: 1 unit in Alto Palermo Park, Constitución 1159 and Dique III (fully sold) and Canteras.
[12]	Income from building management fees.
[13]	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

III. Development and Sale of Properties

The construction business in Argentina reached a new peak in January 2011, surpassing the peak seen in November 2010. The ISAC index, which measures the evolution of this sector1 showed a 9% YoY increase in the first three months of 2011.

On the other hand, housing demand grew again at an average rate of 15% per annum (CDI Index2) in the first quarter of the year. A sustained increase has been observed in the residential market in terms of prices per sqm of new properties.

The number of permits granted, usually considered for forecasting future activity levels, showed signs of improvement. The aggregate number of permits increased by 25% in the first three months of the year in comparison with the same period of the previous year. In such period, the permits’ surface area reached 1.8 million sqm.

Price of a new apartment in a residential area of Buenos Aires3 (US$/sqm)

(US$ / sqm)

During the first nine months of fiscal year 2011 we closed sales of office buildings for amounts substantially lower than in the same period of the previous year, which had resulted in a significant generation of revenues and cash flow in fiscal year 2010. On the other hand, to offset the referred decrease we have increased the rhythm of sales and barters of residential development properties so as to capitalize on the increase in real estate prices mentioned above.

Development and Sale of Properties
In Ps. million	IIIQ 11	IIIQ 10	var YoY	9M 11	9M 10	var YoY
Revenues	71.4	17.7	303%	188.7	155.1	22%
Operating Income	4.4	1.8	140%	43.1	94.8	-55%
Depreciation and Amortization	-0.1	0.1		0.2	0.3	-48%
EBITDA	4.4	1.9	125%	43.2	95.1	-55%

During the first nine months of fiscal year 2011 sales totaled Ps. 188.7 million, mainly explained by the “Terreno Beruti” transaction for Ps. 75.4 million and Ps. 30.3 million derived from the execution of title deeds for the “Proyecto Caballito Nuevo” properties and the recognition of revenues for Ps. 39.8 million from the “Horizons” project.

The strong recognition of revenues in IIIQ11 has offset the lower office sales made in the first half of this fiscal year, as compared to the same period of fiscal year 2010.

For the first nine months of fiscal year 2011, the gain from Valuation of Inventories at Net Realizable Value was Ps. 39.6 million. This gain is explained mainly by:

work in progress in the “Horizons Project”;

sales of parcels 2-B, 2-C and 2-F of APSA’s “Terreno Rosario”;

sale of a parcel in “Torre Jardín”;

sales of units in the “Caballito Nuevo” Project; and

sales of plots in “El Encuentro” Project.

[1]

The construction business synthetic indicator (ISAC) shows whether demand for supplies grows or not (for example, steel, iron, paints, etc.). For each month, the average of the last 12 months was measured in order to lessen monthly effects.

[2]	CDI Consult, February 2011.
[3]	Recoleta neighborhood, Reporte Inmobiliario, March 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Horizons Project (CYRSA, partnered by IRSA and Cyrela)

It has been fully sold. Work progress is near 94.28%. Several units have been already delivered; therefore, revenues started to be recognized during the third quarter of fiscal year 2011. However, these revenues will not generate strong results as most of them were recorded as Gain from Valuation of Inventories at Net Realizable Value in previous periods. Completion and delivery of the pending units is expected to occur in the next months.

Nuevo Caballito Project (IRSA’s barter)

Sales progress is 75% and its construction is completed. In October 2010, the units sold started to be delivered. In turn, on October 15, 2010, IRSA received from KOAD the ownership, possession and title with respect to the units agreed upon in the barter deed executed on May 4, 2006.

Torres Rosario Project (through APSA)

A barter was executed over 2 parcels (2-G and 2-H) for the construction of two condominiums, whose degree of progress is 100% and 74%, respectively. Completion of works in the 2-H parcel is scheduled for December 2011. The process of sale of the condominiums in parcel 2-G has started.

In addition, during the second quarter of fiscal year 2011 sale agreements were executed with respect to four parcels of Terreno Rosario:

•	Parcel 2-B of 4,843 sqm sold for US$ 1.5 million.

•	Parcel 2-C of 4,773 sqm sold for US$ 1.5 million.

•	Parcel 2-D of 4,417 sqm sold for US$ 1.5 million.

•	Parcel 2-F of 3,329 sqm sold for US$ 1.9 million.

During the third quarter of fiscal year 2011 no significant transactions were made with respect to this land.

El Encuentro Project

The process of sale of the 110 functional units located in this residential community is ongoing. The project is located in the district of Tigre, Province of Buenos Aires. As of the closing of this period 44.0% of the project had been sold.

Sales of Offices at “Libertador 498”

IRSA continues to role out its strategy of disposing of non-strategical assets taking advantage of the strength of the real estate market prices in Argentina. In this context, IRSA sold an office floor equivalent to 620 sqm, along with the relevant parking spaces, at an agreed price of US$ 2.6 million. This implies a value near US$ 4,200 per sqm and continues to reflect the soundness of prices and the quality of the assets that the Company holds in its portfolio.

Preliminary Purchase Agreement of a Plot of Land

On March 31, 2011, Quality Invest S.A. executed a preliminary agreement for the purchase of a plot of land located in the Province of Buenos Aires, for a total amount of US$ 33.0 million, US$ 6.6 million of which have been paid as of the date of this release.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Below is information on our Development and Sale of Properties Segment as of March 31, 2011:

Developments	Date of Acquisition	Estimated / Real Cost (in thousands of Ps.) [1]	Area intended for Sale (sqm) [2]	Total Units / Lots [3]	IRSA’s Effective Interest	Percentage Built	Percentage Sold [4]	Accumulated Sales (in thousands of Ps.) [5]	Accumulated Sales for the nine-month period as of March 31 of Fiscal Years (in thousands of Ps.) [6]			Book Value (in thousands of Ps.) [7]
									2011	2010	2009
Residential Apartments
Torres Renoir	09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	—	142	48,768	—
Torres de Rosario [8] [9]	04/99	—	4,692	80	94.89%	100.00%	0.00%	—	—	—	—	11,023
Caballito Nuevo [10]	11/97	—	7,250	118	100.00%	100.00%	75.00%	26,560	26,560	—	—	10,643
Libertador 1703 and 1755 (Horizons) [11] [12]	01/07	390,844	44,648	467	50.00%	94.74%	100.00%	39,787	39,787	—	—	242,175
Other Residential Apartments [13]	N/A	231,677	151,802	1,450				310,128	44	—	3,326	32,070

Subtotal Residential Apartments		645,382	213,775	2,143				430,415	66,391	142	52,094	295,911

Residential Communities
Abril/Baldovinos [14]	01/95	130,955	1,408,905	1273	100.00%	100.00%	99.80%	237,528	466	5,067	6,136	1,310
El Encuentro [15]	11/97	—	125,889	110	100.00%	100.00%	44.00%	10,684	7,202	—	—	8,344
Villa Celina I, II y III	05/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	—	76

Subtotal Residential Communities		135,697	1,610,764	1,602				262,240	7,668	5,067	6,212	9,654

Land Reserves
Puerto Retiro	05/97		82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,272
Santa María del Plata	07/97		715,951	—	100.00%	0.00%	10.00%	31,000	—	—	—	158,704
Pereiraola	12/96		1,299,630	—	100.00%	0.00%	100.00%	46,311	—	—	—	—
Terreno Rosario [16] [17]	04/99		31,000	—	94.89%	0.00%	59.21%	16,741	5,669	—	7,644	28,227
Terreno Caballito	11/97		7,451	—	100.00%	0.00%	0.00%	—	—	—	—	24,494
Terreno Baicom	12/09		6,905	—	50.00%	0.00%	0.00%	—	—	—	—	4,459
Canteras Natal Crespo	07/05		4,300,000	—	50.00%	0.00%	0.00%	327	54	—	—	5,719
Terreno Beruti [18]	06/08		3,207	—	94.89%	0.00%	100.00%	75,373	75,373	—	—
Pilar	05/97		740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Coto Air Space [19]	09/97		24,000	—	94.89%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/96		3,176	—	100.00%	0.00%	100.00%	11,480	11,480	—	—	—
Terreno Caballito [20]	10/98		23,389	—	94.89%	0.00%	0.00%	—	—	—	—	36,785
Patio Olmos [21]	09/07		5,147	—	94.89%	100.00%	0.00%	—	—	—	—	32,949
Other Land Reserves [22]	N/A		13,603,466	1				4,182	1,969	—	1,041-	64,109

Subtotal Land Reserves			20,845,610	1				185,414	94,545	—	8,685	426,364

[1]

Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects already developed or under development (adjusted for inflation as of 02/28/03, if applicable).-

[2]

Total area intended for sale upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces but excluding common areas). In the case of Land Reserves the land area was considered.

[3]	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).-
[4]

The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales made under the preliminary sales agreements for which no title deed has been executed yet.-

[5]	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.-
[6]	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.-
[7]	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of March 31, 2011, adjusted for inflation as of 02/28/03.
[8]	Through Alto Palermo S.A.-
[9]

Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress of parcel “G” at December 31, 2010 is 100% and of parcel “H” is 74%.-

[10]	63% of the area was sold under deed. The book value includes net realizable value for Ps. 2,112.0 thousand representing 7% of the total sqm.
[11]	Through CYRSA S.A.
[12]	Gains derived from 99.4% of sales have been recognized as Net Realizable Value.
[13]

Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received by Beruti through APSA, Torres Jardín, Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold) and Lotes Pereiraola through IRSA.

[14]	Includes the sales of Abril’s shares.-
[15]	35% of the area was sold under deed. The book value includes net realizable value for Ps. 1,539.5 thousand representing 2% of the total sqm.
[16]	Through Alto Palermo S.A.-
[17]	The book value includes net realizable value for Ps. 11,380.3 thousand following offer letters representing 41% of the sqm.
[18]	Through Alto Palermo S.A.-
[19]	Through Alto Palermo S.A.-
[20]	Through Alto Palermo S.A.-
[21]	Through Alto Palermo S.A.-
[22]

Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza (fully sold), Zelaya 3102, Conil and Other APSA (Through APSA).-

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Others
Madero 1020	12/95		5,069	N/A	100.00%	100.00%	100.00%	18,848	—	71	271	—
Della Paolera 265	08/07		472	N/A	100.00%	100.00%	100.00%	6,850	—	—	6,850	—
Madero 942	08/94		768	N/A	100.00%	100.00%	100.00%	6,137	—	—	6,137	—
Dock del Plata	11/06		7,942	N/A	100.00%	100.00%	100.00%	84,206	—	34,492	15,312	—
Libertador 498	12/95		7,493	N/A	100.00%	100.00%	100.00%	93,462	10,504	46,608	36,350	—
Edificios Costeros	03/97		6,389	N/A	100.00%	100.00%	100.00%	68,580	—	68,580	—	—
Libertador 602	01/96		677	N/A	100.00%	100.00%	100.00%	10,948	—	—	—	—
Laminar	03/99		6,521	N/A	100.00%	100.00%	100.00%	74,510	—	—	—	—
Reconquista 823	11/93		5,016	N/A	100.00%	100.00%	100.00%	31,535	—	—	—	—
Locales Crucero I			192	N/A	100.00%	100.00%	100.00%	2,006	—	—	2,006	—
Others [1]	N/A		—	N/A	N/A	N/A	N/A	1,219	250	172	147	—

Subtotal Other			47,502					422,615	10,754	149,923	70,109	—

Total [2]		781,079	22,717,651	3,746				1,300,685	179,359	155,132	137,100	731,929

[1]

Includes the following properties: Puerto Madero Dock XIII (fully sold). It also includes income from termination and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.

[2]	Corresponds to the “Sales and Developments” business unit mentioned in Note 3 to the Consolidated Financial Statements.-

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

IV. Hotels Operations

There has been an improvement in tourism during calendar year 2010. According to data released by the Tourism Secretariat in its International Tourism Survey (ETI), during 2010 the number of tourists arriving in Argentina increased by 27.1% compared to the same period for the previous year, and those tourists’ aggregate estimated spending during 2010 was 25.9% higher than in 2009. This was reflected in the increased operations of our hotels.

Hotels
In Ps. million	IIIQ 11	IIIQ 10	var a/a	9M 11	9M 10	var a/a
Revenues	48.9	46.8	4%	154.0	123.1	25%
Operating Income	4.8	5.3	-10%	15.7	8.5	85%
Depreciation and Amortization	3.7	3.7	0%	10.8	12.6	-14%
EBITDA	8.5	9.0	-6%	26.5	21.1	26%

	IIIQ 11	IIQ 11	IQ 11	IVQ 10	IIIQ 10	IIQ 10
Average Occupancy[1]	74.2%	78.8%	75.9%	66.2%	73.2%	73.6%
Average Rate per Room (Ps./night)[2]	776	707	713	611	667	690
Average Rate per Room (US$/night)[3]	191	178	179	155	172	182

The occupancy trend has shown stabilization in the demand for IRSA’s top-level hotels, which stood at around 76% on average during the first nine months of fiscal year 2011.

The improvement of the macroeconomic situation and the increase in demand of foreign and local tourists have caused the average rate per room to remain at approximately US$ 191 per night during the third quarter of fiscal year 2011.

•	A good level of cash generation has been observed which drove EBITDA margins over sales to 17% for the third quarter of fiscal year 2011 and 17% for the first nine months of fiscal year 2011.

The following is information about our hotels as of March 31, 2011:

Hotels Operations	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy [4]	Average Price per Room (Ps.) [5]	Accumulated Sales for the 9-month period as of March 31 of Fiscal Year (in thousands of Ps.)			Book Value (in Ps. thousand)
						2011	2010	2009
Intercontinental [6]	11/97	76.34%	309	79.1%	629	58,829	46,483	45,442	52,552
Sheraton Libertador [7]	03/98	80.00%	200	91.4%	490	32,388	26,563	28,777	41,390
Llao Llao [8]	06/97	50.00%	201	58.1%	1,297	62,799	50,054	48,732	76,373
Terrenos Bariloche [9]	12/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total			710	76.3%	732	154,016	123,100	122,951	192,215

[1]	Accumulated average in the 9-month period.
[2]	Accumulated average in the 9-month period.
[3]	Accumulated average in the 3-month period calculated at the exchange rate applicable in each period.
[4]	Accumulated average in the 9-month period.
[5]	Accumulated average in the 9-month period.
[6]	Through Nuevas Fronteras S.A.
[7]	Through Hoteles Argentinos S.A.
[8]	Through Llao Llao Resorts S.A.
[9]	Through Llao Llao Resorts S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

V. Consumer Financing Segment– Tarshop S.A. (“Tarshop”) and Metroshop S.A. (“Metroshop”)1

Consumer financing
In Ps. million	IIIQ 11[2]	IIIQ 10	var a/a	9M 11	9M 10	var a/a
Revenues	3.0	70.3	-96%	65.8	182.0	-64%
Operating Income	-2.9	14.0	-121%	17.0	32.3	-47%
Depreciation and Amortization	0.2	2.1	-90%	0.9	5.0	-82%
EBITDA	-2.7	16.1	-117%	17.9	37.3	-52%

As a result of Tarshop’s deconsolidation, 80% of which was sold to Banco Hipotecario, the operating volume of this segment was reduced. Therefore, residual operations through Metroshop remain as from the second quarter of fiscal year 2011.

Increase of Interest in Metroshop

On January 13, 2011 Metronec S.A. sold its interest in Metroshop to Alto Palermo S.A. (APSA). As a result, at present APSA is holder of 100% of Metroshop’s stock capital.

Assignment of assets to Tarshop

In addition, on January 13, 2011 Metroshop entered into agreements with Tarshop for the assignment of:

Receivables from consumption financing transactions made until December 31, 2010, qualifying as performing or with arrears of not more than 60 days;

Its contractual position in connection with credit card issuance agreements;

All credit card clients and personal loan accounts;

Lease agreements over certain branch offices and their related personal property;

Employment agreements entered into with its permanent staff.

As from such date, Metroshop has ceased to generate new consumer financing or personal loan transactions, as it holds only the portfolio of non-assigned receivables (personal loans and receivables with arrears of more than 60 days), which are managed by Tarshop.

[1]	This information arises from the balance sheet of our subsidiary Alto Palermo S.A.
[2]	It only corresponds to July and August 2010.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

VI. Equity Investments

Investment in Hersha Hospitality Trust (“Hersha”)

Hersha is a Real Estate Investment Trust (REIT) listed on the New York Stock Exchange (NYSE: HT), and is the holder of an indirect controlling interest in 77 hotels, mainly distributed in the northeastern coast of the United States, totaling 9,951 rooms. IRSA’s Chairman and CEO, Mr. Eduardo S. Elsztain, is member of Hersha’s Board of Trustees since 2009.

As of March 31, 2011, IRSA and its subsidiaries held 15,887,648 shares in Hersha, accounting for a 9.39% equity interest.

In addition, IRSA, through its subsidiaries, sold 2,238,800 shares of Hersha during the first nine months of fiscal year 2011, generating a gain of approximately US$ 10.1 million. As a result of this transaction and the collection of dividends, the investment in Hersha generated a profit close to Ps. 47.0 million during the first nine months of fiscal year 2011.

Additionally, IRSA, through its subsidiaries, holds an option for an initial term of 5 years over 5,700,000 additional common shares, at US$ 3.0 each. Should it exercise such options, IRSA and its subsidiaries would have a fully diluted interest of 12.34%.

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending segment, in which IRSA held a 29.77%1 interest as of March 31, 2011 after a de minimis sale of shares. For further information please refer to http://www.cnv.gob.ar or http://www.hipotecario.com.ar. During the first nine months of fiscal year 2011, BHSA’s contribution to IRSA’s income amounted to almost Ps. 58.3 million, generated by the Bank’s results and Ps. 5.9 million from the sale of shares.

Interest in Metropolitan 885 Third Ave. LLC (“Metropolitan”) through New Lipstick LLC (“New Lipstick”)

IRSA indirectly holds 49% of New Lipstick LLC, a holding company that is owner of Metropolitan, whose net equity is mainly an office building known as “Lipstick Building”, and the debt related to this asset. Such debt amounts to US$ 115.0 million following the restructuring reported by IRSA in due course.

The Lipstick Building is a landmark building in the City of New York, located in Midtown Manhattan, which has a gross leasable area of more than 57,500 square meters. At March 31, 2011, its occupancy was higher than 89% at an average rental price higher than US$ 60.0 per sqm.

Interest in a building located at 183 Madison Ave, New York, NY

IRSA has an interest in a building located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”), in which IRSA indirectly holds 49% through IMadison LLC (“IMadison”).

The purchased property is a building intended for the lease of office space, featuring commercial stores on its lower floors also intended for lease. The building has 18 floors and a net leasable area of over 22,000 sqm.

At March 31, 2011, this building’s occupancy was over 67% and its average rental price was above US$ 35 per sqm.

[1]	Excluding own treasury stock.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

VII. Financial Debt and Others

Consolidated Financial Debt as of March 31, 2011

Description	Issue Currency	Outstanding Amount[1]	Rate	Maturity
Short-term Debt	Ps.	85.7	Float	< 98 days
HASA[2]	Ps./US$	4.7	6.4%	Mar-12
Edificio República	US$	20.1	12.00%	Apr-13
IRSA’s Notes due 2017 (int.)	US$	150.0	8.50%	Feb-17
IRSA’s Notes due 2020 (int.)	US$	150.0	11.50%	Jul-20
Total IRSA’s Debt		410.5
Short-term Debt	Ps.	17.7	Float	< 30 days
APSA’s Series III Notes due 2011 (Loc.)[3]	Ps.	13.8	Badlar + 3%	May-11
APSA’s Series II Notes due 2012 (Int.)[4]	Ps.	16.3	11.00%	Jun-12
APSA’s Series IV Notes due 2011 (Loc.)	US$	6.6	6.75%	May-11
APSA’s Series I Notes due 2017 (Int.)[5]	US$	120.0	7.875%	May-17
Soleil / Tucumán Debt	US$	14.9	5.00%	Jul-17
Other Debt	US$	1.6	Up to 4%	Until Jan-12
Total APSA’s Debt		190.8
Total Consolidated Debt		601.3

APSA’s Dividend Payment for Ps. 130.8 million

On March 31, 2011, APSA’s Board of Directors resolved to pay an interim dividend in cash for Ps. 130.8 million, which was distributed in April 2011. This represents an amount of Ps. 0.1039 per common share (Ps. 0.10 par value) and Ps. 4.1544 per ADR.

Call to APSA’s General Shareholders’ Meeting

Subsequent to the close of this report, APSA called a General Shareholders’ Meeting for May 26, 2011 to consider, inter alia, APSA’s capital stock increase for an amount of up to Ps. 205 million through the issuance of up to 2,050 million new common shares entitled to one vote each and dividends ranking pari passu with the shares outstanding at the time of issue.

Besides, the meeting will also consider the disposition alternatives available in connection with the outstanding notes convertible into common shares that accrue interest at a rate of 10% per annum, issued on July 19, 2002, for a face value of US$ 31,755,502.

Call to IRSA’s General Shareholders’ Meeting

Subsequent to the close of this report and within the context of the above-mentioned call to APSA’s shareholders’ meeting, IRSA called a General Shareholders’ Meeting for May 26, 2011. This meeting will consider the procedure to be followed by IRSA as regards the availability of its current preemptive subscription and accretion rights in a manner such as to facilitate APSA’s capital increase without losing its condition as controlling shareholder.

Another item of the meeting’s agenda will be the alternatives available as regards the disposition of the convertible Notes issued by APSA and maturing in 2014.

Furthermore, the shareholders’ meeting will resolve on the distribution of a cash dividend out of IRSA’s retained earnings as of June 30, 2010 and/or the total or partial reversal of voluntary reserves.

[1]	Face value stated in US$ at the exchange rate of 4.054 Ps. = 1 US$, without considering balances with equity investees (Section 33).
[2]	Hoteles Argentinos S.A.
[3]	As of March 31, 2011, our subsidiary Emprendimientos Recoleta S.A. held a face value of Ps. 12.0 million.
[4]	As of March 31, 2011, IRSA held a face value US$ 15.1 M and APSA had repurchased a face value of US$ 4.8 M.
[5]	As of March 31, 2011 APSA had repurchased a face value of US$ 5.0 M.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

VIII. Brief comment on future prospects for the next period

Shopping centers maintain high occupancy rates and a strong commitment and adhesion by tenants. Our tenants’ invoicing has grown significantly in the last quarter, and its positive trend is expected to continue in line with the growth in consumption and economic activity levels. Our tenants continue to be loyal and support our new proposals in this segment.

In addition, we will continue working in the improvement of the services offered to our tenants and consumers, seeking to maintain our successful occupancy levels and traffic in our Shopping Centers. We will keep on encouraging credit card sales through strategic actions with financial institutions, which have shown very good results.

We will also make progress in the improvement and reconditioning of our Shopping Centers in order to take advantage of all their potential and provide further benefits to our tenants and consumers. We will continue to evaluate the launch of innovative proposals to accompany the growth in consumption in various segments. Among other initiatives, we are planning to launch our new project in Palermo through our subsidiary Arcos del Gourmet S.A. with a new business concept: an urban space in the open air. Meanwhile, we will continue to work to bring our new shopping center Soleil to our management standards, in which we have added new tenants and we are implementing a plan to achieve these goals.

As concerns the Office and Other Non-Shopping Center Rental Properties segment, lease revenues have remained firm, both in pesos and dollars. We believe that there is some stagnation in the market in terms of occupancy rates and pricing levels caused by the addition of footage, mainly in the northern area of the City of Buenos Aires and Greater Buenos Aires, a market that is developing. On the other hand, we have a unique premium portfolio in downtown Buenos Aires that awakens interest among top-quality tenants in the market. We will continue working toward maintaining high occupancy levels and optimizing our portfolio mix.

The Argentine real estate sector remains robust, with a strong demand and sound prices that continue to drive the construction activity. In the residential market, there has been a sustained increase in prices per square meter of new properties in the past years, which circumstance is more remarkable if we consider the low stock of mortgage loans (less than 2% of the GDP1), offering interesting prospects for development and appraisal of our land reserves.

Regarding the Development and Sale of Properties segment, we have already started the delivery of the properties of Caballito Nuevo Project, and will continue working to complete the sales of such project, which so far represents 75%. We will continue with the implementation of sales at Rosario and El Encuentro. We have started to deliver completed units in the Horizons project, which we plan to continue in the next months, recognizing the revenues derived from this project.

Finally, as concerns opportunities outside Argentina, we will continue developing our strategy of selective investments, involving top level assets, as the case of Hersha, Lipstick and Madison 183, with attractive prices or capital structures with potential for improvement.

Given the Company’s solid level of cash generation, its asset quality, low indebtedness level, its experience in taking advantage of opportunities and accessing the international capital markets, we believe that we are on the right way to consolidate the best real estate portfolio of Argentina.

[1]	Argentine Central Bank.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

Legal address: Bolívar 108 – 1st floor

Autonomus City of Buenos Aires

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2011, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2011 and 2010 and the supplementary notes 1 to 23 and exhibits A to I. Furthermore, we have reviewed the consolidated balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries at March 31, 2011, and the consolidated statements of income and of cash flows for the nine-month periods ended March 31, 2011 and 2010, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2010 and 2009, on which we issued our unqualified report on September 8, 2010, we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2011 and 2010 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements at June 30, 2010.

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights, except for the chapter entitled “Progress in the accomplishment of the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at March 31, 2011, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records amounted to thousands of Ps. 178.6 thousands, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 12, 2011.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

By (Partner)	By (Partner)
Norberto Fabián Montero	Marcelo Héctor Fuxman

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: May 20, 2011.